Exhibit 99.1

NEW FOUND GOLD CORP.

ANNUAL INFORMATION FORM

For the year ended December 31, 2020

Dated: July 15, 2021

		TABLE OF CONTENTS

1	PRELIMINARY NOTES		3
	1.1	Financial Statements	3
	1.2	Currency	3
	1.3	Cautionary Statement Regarding Forward-Looking Information	3

2	CORPORATE STRUCTURE		5
	2.1	Name, address and incorporation	5

3	GENERAL DEVELOPMENT OF THE BUSINESS		5
	3.1	Overview of the Company	5
	3.2	Business of the Company	5
	3.3	Three-year History	6

4	RISK FACTORS		10
	4.1	Risks Related to the Company	10
	4.2	Risks Related to the Company’s Securities	18

5	QUEENSWAY PROJECT		20
	5.1	Summary	20
	5.2	Property Description and Location	20
	5.3	History	27
	5.4	Geologic Setting and Mineralization	32
	5.5	Deposit Type	44
	5.6	Exploration	45
	5.7	Drilling	64
	5.8	Sample Preparation, Analyses and Security	71
	5.9	Data Verification	81
	5.10	Mineral Processing and Metallurgical Testing	82
	5.11	Mineral Resource and Mineral Reserve Estimates	82
	5.12	Adjacent Properties	82
	5.13	Interpretation and Conclusions	83
	5.14	Recommendations	85

6	OTHER MINERAL PROJECTS		88

7	DIVIDENDS AND DISTRIBUTIONS		89
	7.1	Summary	89

8	DESCRIPTION OF CAPITAL STRUCTURE		89
	8.1	Common Shares	89
	8.2	Options	89
	8.3	Warrants	91

9	MARKET FOR SECURITIES		91
	9.1	Trading Price and Volume	91
	9.2	Prior Sales	92

10	ESCROWED SECURITIES		95
	10.1	Summary	95

11	DIRECTORS AND OFFICERS		96
	11.1	Name, Occupation and Security Holding	96
	11.2	Directors’ Terms of Office	98
	11.3	Committees of the Board of Directors	98
	11.4	Audit Committee	98
	11.5	Nominating and Corporate Governance Committee	100
	11.6	Compensation Committee	101

	11.7	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	101
	11.8	Conflicts of Interest	102

12	LEGAL PROCEEDINGS AND REGULATORY ACTIONS		102

13	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		103

14	TRANSFER AGENT AND REGISTRAR		103

15	MATERIAL CONTRACTS		103

16	INTERESTS OF EXPERTS		104

17	ADDITIONAL INFORMATION		104

SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE OF NEW FOUND GOLD CORP.			A-1

ii

1       PRELIMINARY NOTES

In this Annual Information Form (“AIF”), “New Found” or the “Company” refers to New Found Gold Corp.

All information contained herein is as at December 31, 2020 unless otherwise stated.

1.1       Financial Statements

New Found’s financial statements for the fiscal year ended December 31, 2020 were prepared in accordance with International Financial Reporting Standards (“IFRS”).

This AIF should be read in conjunction with New Found’s audited financial statements and notes thereto, as well as the management’s discussion and analysis for the years ended December 31, 2020 and 2019. The financial statements and management’s discussion and analysis are available at New Found’s website https://newfoundgold.ca/ or under New Found’s profile on SEDAR at www.sedar.com.

1.2       Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified. References to “US$” are to United States Dollars.

1.3       Cautionary Statement Regarding Forward-Looking Information

This AIF contains “forward-looking information” and “forward-looking statements” (referred to together herein as “forward-looking information”). Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of AIF, and include, but are not limited to, statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this AIF.

Forward-looking statements included or incorporated by reference in this AIF include, without limitation, statements related to the Queensway Project (as such term is defined herein) and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; effects of the novel COVID19 outbreak as a global pandemic; and the anticipated listing of the Common Shares on the NYSE American LLC.

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of New Found to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation, the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no mineral resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; public health crises such as the COVID-19 pandemic may adversely impact the Company’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; and other factors discussed under “Risk Factors”.

In making the forward-looking statements in this AIF, New Found has applied several material assumptions, including without limitation, the assumptions that: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Technical Report (as such term is defined herein); the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID 19; availability of equipment.

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” herein and in New Found’s audited financial statements and management discussion and analysis for the years ended December 31, 2020 and 2019, available at New Found’s website https://newfoundgold.ca/ or under New Found’s profile on SEDAR at www.sedar.com.

The actual results or performance by New Found could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of the Company. Except as required by law, New Found is under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

2       CORPORATE STRUCTURE

2.1       Name, address and incorporation

New Found was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) as Palisade Resources Corp. on January 6, 2016. By articles of amendment effective June 20, 2017, the Company’s name was changed to New Found Gold Corp.

On June 23, 2020, the Company continued into British Columbia under the provisions of the Business Corporations Act, British Columbia, (the “BCBCA”). The Company’s head office is located at Suite 1430 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada. The Company’s registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

3       GENERAL DEVELOPMENT OF THE BUSINESS

3.1       Overview of the Company

3.1.1       General

New Found is a mineral exploration company involved in the identification, acquisition and exploration of mineral properties primarily in the Provinces of Newfoundland and Labrador and Ontario. The Company’s exploration is focused on discovering and delineating gold resources. The Company has one material property: the Queensway Project located in Newfoundland, Canada (the “Queensway Project”). At present, the Queensway Project does not have any known mineral resources or reserves.

Since incorporation, the Company has taken the following steps in developing its business: (i) identified and acquired mineral properties with sufficient merit to warrant exploration; (ii) raised funds to progress the Company’s exploration activities on its mineral properties, as described herein; (iii) completed the “NI 43-101 Technical Report for the Queensway Project, Newfoundland, Canada” with an effective date of May 27, 2021, prepared by René Sterk, M.Sc., MAIG (RPGeo) FAusIMM CP(Geo) MSEG of RSC Consulting Limited and Stefan Kruse, PhD., P.Geo., (APEGNB, PEGNL, EGBC) of Terrane Geoscience Inc. in compliance with NI 43-101 on the Queensway Project (the “Technical Report”); and (iv) retained directors, officers and employees with the skills required to successfully operate a public mineral exploration company.

On August 11, 2020, the Company completed its initial public offering and the Common Shares (as defined herein) of the Company began trading on the TSX Venture Exchange under the symbol “NFG”. The Company is a reporting issuer in British Columbia, Alberta and Ontario.

3.2       Business of the Company

3.2.1       Principal Operations

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada.

3.2.2       Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. The Company competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, the Company may not be able to acquire attractive properties in the future on terms it considers acceptable. The Company may also encounter competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary funding or acquire suitable properties or prospects for mineral exploration in the future. See “Risk Factors – Competition and Mineral Exploration”.

3.2.3       Specialized Skills and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include, but are not limited to, expertise related to mineral exploration, geology, drilling, permitting, metallurgy, logistical planning, and implementation of exploration programs, as well as legal compliance, finance and accounting. The Company expects to rely upon various legal and financial advisors, consultants and others in the operation and management of its business. See “Risk Factors – Dependence on Management and Key Personnel”.

3.2.4       Cycles

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, frozen ground and restricted access due to snow, ice or other weather-related factors. In addition, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace.

3.2.5       Employees

At December 31, 2020 and at the date of this AIF, the Company has no employees. The Company relies exclusively on consultants and contractors to carry on its business activities and, in particular, to supervise and carry-out mineral exploration on its Queensway Project and other mineral properties.

3.2.6       Environmental Protection

The Company is currently engaged in exploration activities on its Queensway Project and other mineral properties and such activities are subject to various laws, rules and regulations governing the protection of the environment. Corporate obligations to protect the environment under the various regulatory regimes in which the Company operates may affect the financial position, operational performance and earnings of the Company. A breach of such legislation may result in imposition of fines and penalties. Management believes all of the Company’s activities are in material compliance with all applicable environmental legislation. See “Risk Factors – Environmental Risks”.

3.2.7       Social or Environmental Policies

The Company is committed to conducting its operations in accordance with sound social and environmental practices. At present, the scale of operations has not required the adoption of formal policies. The Company will reevaluate this position if and when necessary.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

3.3       Three-year History

3.3.1       Financings and Issuances of the Company’s Securities

Initial Public Offering

On August 11, 2020, the Company completed an initial public offering on the TSX Venture Exchange of an aggregate of 21,000,000 Common Shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Desjardins Securities Inc. (together the “Agents”) exercised their overallotment option in full to offer and sell an additional 3,150,000 Common Shares for gross proceeds of $4,095,000. The Company paid agents’ fees of $1,793,700 in cash and issued 1,379,768 agents’ warrants (“Broker Warrants”) exercisable into Common Shares at $1.30 for 12 months from the date of issue in connection with the initial public offering.

2020 Flow-Through Private Placements

On June 10, 2020, the Company completed the second and final tranche of a non-brokered private placement financing by issuing 68,462 Common Shares that qualified as “flow-through shares” (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at a price $1.30 per Common Share, for gross proceeds of $89,001. In connection with the private placement, the Company issued certain finders non-transferable common share purchase warrants (“Finder Warrants”, together with the Broker Warrants, the “2020 Warrants”), in an aggregate amount of 4,107 Finder Warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional Common Share at a price of $1.30 per Common Share for a two-year period expiring on June 10, 2022.

On June 4, 2020, the Company completed the second and final tranche of a non-brokered private placement financing by issuing of 1,227,753 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price $1.50 per Common Share, for gross proceeds of $1,841,630. In connection with the private placement, the Company issued certain finders an aggregate amount of 28,230 Finder Warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional Common Share at a price of $1.50 per Common Share for a two-year period expiring on June 4, 2022.

On May 13, 2020, the Company completed the first tranche of the non-brokered private placement financing by issuing 2,766,844 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price of $1.50 per Common Share, for gross proceeds of $4,150,266. In connection with the private placement, the Company issued an aggregate of 36,052 Finder Warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional Common Share at a price of $1.50 per Common Share for a two-year period expiring on May 13, 2022.

On May 12, 2020, the Company completed the first tranche of a non-brokered private placement financing of 797,923 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price of $1.30 per Common Share, for gross proceeds of $1,037,299. In connection with the private placement, the Company issued an aggregate of 39,475 Finder Warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional common share at a price of $1.30 per Common Share for a two-year period expiring on May 12, 2022.

Novo Transaction and Share Issuance

On March 6, 2020, the Company issued 15,000,000 Common Shares to Novo Resources Corp., a TSXV listed mineral exploration and development corporation (“Novo”), at a subscription price of $1.12 per Common Share, which was paid to the Company by the issuance of 6,944,444 common shares in the capital of Novo (the “Novo Transaction”). Upon closing of the Novo Transaction, Novo owned approximately 15.97% of the Company’s issued and outstanding Common Shares and New Found owned approximately 3.73% of the issued and outstanding common shares of Novo. Pursuant to the terms of the Novo Transaction, Novo has the right to appoint a director to the Board at any time until March 6, 2023, provided that Novo holds no less than 10% of New Found’s issued and outstanding Common Shares. In connection with Novo’s right to appoint a director to the Board, Novo appointed Dr. Quinton Hennigh as its director nominee. Dr. Hennigh was elected to the Board on June 17, 2020.

Mr. Eric Sprott, a principal securityholder of the Company, is also a principal securityholder of Novo.

November 2019 Private Placement

On November 29, 2019, the Company completed a non-brokered private placement financing of 16,000,000 units at a price of $0.50 per unit for gross proceeds of $8,000,000 (the “November 2019 Private Placement”). Each unit consisted of one Common Share and one common share purchase warrant (the “2019 Warrants”). Each 2019 Warrant entitles the holder thereof to purchase one additional Common Share at a price of $0.75 per Common Share for a three year period expiring on November 29, 2022. In accordance with the terms thereof, 12,000,000 of the 2019 Warrants were exercised on July 21, 2020 and the remaining 4,000,000 of the 2019 Warrants were exercised on August 10, 2020.

July 2019 Private Placement

On July 3, 2019, the Company completed a non-brokered private placement financing of 1,250,000 Common Shares at a price of $0.40 per Common Share for gross proceeds of $500,000.

June 2019 Private Placement

On June 18, 2019, the Company completed a non-brokered private placement financing of 1,875,000 Common Shares at a price of $0.40 per Common Share for gross proceeds of $750,000.

2019 Property Option Share Issuances

In 2019, New Found issued a total of 442,499 Common Shares in connection with the exercise of certain property option agreements with respect to the Queensway Project.

2018 Property Option Share Issuances

In 2018, New Found issued a total of 42,500 Common Shares in connection with the exercise of certain property option agreements with respect to the Queensway Project.

2017 Property Option Share Issuances

In 2017, New Found issued a total of 223,750 Common Shares in connection with the exercise of certain property option agreements with respect to the Queensway Project.

2017 Private Placement

In 2017, New Found completed a non-brokered private placement financing of 5,585,500 Common Shares at a price of $0.40 per Common Share for gross proceeds of $2,234,200.

3.3.2       Exploits Transaction

On December 11, 2020, the Company entered into a purchase and sale agreement with Exploits Discovery Corp. (“Exploits”) pursuant to which the Company sold a 100% interest in two mineral claims representing 12.0 km 2 of land at the Queensway Project for non-cash consideration of 6,562,799 common shares in the capital of Exploits. The Company will also retain a 2% net smelter returns royalty on production from the mineral claims sold to Exploits.

3.3.3       Exercise of Queensway Project Option Agreements

On June 23, 2020, the Company fully exercised the final remaining active option agreement with respect to the Queensway Project, being an option agreement with Unity Resources Inc., Gary Lewis, Donna Lewis, Nigel Lewis, Leonard Lewis, and Aubrey Budgell, entered into in November 2016, which covered 100% of the Unity Property portion of the Queensway Project. As a result, the Company is now the 100% owner of the interests comprising the Queensway Project. Pursuant to the option agreement, an NSR grant of 1.6% is payable to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands to the east and north of the subject lands and does not impact the optioned property.

In November 2019, the Company fully exercised an option agreement covering the 100% interest in the JBP Linear Property portion of the Queensway Project, being an option agreement with Roland Quinlan and Eddie Quinlan, entered into in May 2017. Under the terms of the option agreement, the Company paid the optionors a total of $45,000 in cash over a 30-month period and granted an NSR of 1.6% to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000.

In November 2019, the Company fully exercised an option agreement covering the 100% interest in the Golden Bullet Property portion of the Queensway Project, being an option agreement with Roland Quinlan, Eddie Quinlan and Larry Quinlan, executed in November 2016. Under the terms of the option agreement, the Company paid the optionors a total of $125,000 in cash and issued $100,000 in Common Shares to the optionors over a 36-month period. Pursuant to the option agreement, an NSR of 1.6% is payable to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000. This option agreement contains a 2 km area of influence that subjects adjacent lands to an additional 0.6% NSR.

In July 2019, the Company fully exercised an option agreement covering the 100% interest in the Linear and JBP Linear Property portion of the Queensway Project, being an option agreement with Krinor Resources, Kevin Keats and Allan Keats entered into in July 2016. Under the terms of the option agreement, the Company paid the optionors a total of $54,000 and issued 45,000 Common Shares to the optionors over a 36-month period. An NSR of 0.6% is payable to the optionors along with an underlying net smelter royalty of 1.0% covering five of the six claims, which is payable to Paragon Minerals Corp (“Paragon”). This option agreement contains a 2 km area of influence that subjects adjacent lands to the additional 0.6% NSR.

In April 2019, the Company fully exercised an option agreement covering the 100% interest in the Guinchard Property portion of the Queensway Project, being an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers executed in April 2017. Under the terms of the option agreement, the Company paid the optionors a total of $45,000 and issued 105,000 Common Shares to the optionors over a 24-month period. Pursuant to the option agreement, an NSR of 1.0% is payable to the optionors which can be reduced by 0.5% by paying the optionors $1,000,000.

In September 2018, the Company acquired a 100% interest in the Lush Property portion of the Queensway Project pursuant to a purchase agreement with Paragon Minerals Corp. The Lush Property is comprised of one map staked licence covering 50 hectares. Under the terms of the purchase agreement, the Company granted an NSR of 0.5% payable to Paragon Minerals Corp along with an underlying NSR 2.0% payable to Tom Lush which can be reduced by 1.0% by paying $1,000,000 to Tom Lush.

In May 2017, the Company acquired a 100% interest in the P-Pond Property via an option agreement with Stephen Stockley, Mark Stockley and Edward Stockley. The P-Pond Property is comprised of three map staked licences covering 175 hectares and under the terms of the agreement the Company paid the optionor a total of $30,000 in cash and issued $10,000 worth of Common Shares to the optionor; this option agreement has been fully executed the Company are the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $250,000.

In April 2017, the Company acquired a 100% interest in the Guinchard Property via an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers. The Guinchard Property is comprised of five map staked licences covering 625 hectares and under the terms of the agreement the Company agreed is to pay the optionor a total of $45,000 and 105,000 shares over a 24-month period; the option was fully executed in April 2019 and the Company are the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $1,000,000.

In October 2016, the Company acquired a 100% interest in the United Gold Property via an option agreement with Noreen Kennedy. The United Gold Property is comprised of one map staked licence covering 275 hectares and under the terms of the agreement the Company is to pay the optionor a total of $16,500 and $16,500 worth of shares are to be issued over a 6-month period; this option agreement has been fully executed and the Company are the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

The Company does not expect any changes to its business during the current financial year.

3.3.4       Proposed Mexican Gold Transaction

On January 26, 2020, New Found entered into a binding letter agreement (the “Mexican Gold Agreement”) with Mexican Gold Corp. (“Mexican Gold”), pursuant to which Mexican Gold agreed to acquire all of the Company’s issued and outstanding shares (the “Proposed Mexican Gold Transaction”). The Proposed Mexican Gold Transaction would have constituted a reverse takeover pursuant to TSXV policies as, following completion of the Proposed Mexican Gold Transaction, the Company’s shareholders would have owned approximately 88.4% of the issued and outstanding common shares of the resulting issuer.

On February 19, 2020, the Company mutually agreed with Mexican Gold to terminate the Mexican Gold Agreement and the Proposed Mexican Gold Transaction.

3.3.5       Recent Events

COVID-19 Developments

The Company continues to have no material disruption to operations or supply chains as a result of the COVID-19 pandemic. Since the onset of COVID-19 in early 2020, the Company has continued to take extraordinary measures to mitigate the possible impact of COVID-19 on its workforce and operations. Some of these measures include: (i) eliminating all non-essential travel to and from the Queensway Project and (ii) reducing physical interaction throughout the organization as much as possible by moving to a work-from-home format. The Company continues to closely monitor the COVID-19 pandemic and is engaged in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

NYSE American Listing Application

On February 1, 2021, the Company filed a Form 20-F registration statement with the United States Securities and Exchange Commission (the “SEC”) with the intention of applying to list its Common Shares on the NYSE American stock exchange (“NYSE American”). Subject to the approval of the SEC and the satisfaction of all applicable listing and regulatory requirements, the Company will become a SEC registrant and expects its Common Shares to commence trading on the NYSE American in 2021.

2021 Flow-Through Private Placement

On April 8, 2021, the Company completed a non-brokered private placement of 2,857,000 Common Shares that qualify as “flow-through shares” for the purposes of the Tax Act at a price of $5.25 per Common Share for gross proceeds to New Found of $14,999,250. The Common Shares had a hold period of four months and one day from closing, expiring on August 9, 2021. On closing, a cash finders’ fee equal to 3.5% of the gross proceeds of this financing was paid to Clarus Securities Inc.

4       RISK FACTORS

The business and operations of New Found are speculative due to the high-risk nature of its business, which is the exploration of mineral properties. The risks listed below are not the only risks and uncertainties that New Found faces. Additional risks and uncertainties not presently known to New Found or that New Found currently considers immaterial may also materially impair its business. These risk factors could materially affect New Found’s business, financial condition and future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

If any of the following risks occur, New Found’s business, financial condition and operating results could be materially adversely affected.

4.1       Risks Related to the Company

4.1.1       Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.2       No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.3       No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.4       Reliability of Historical Information

The Company has relied on, and the disclosure in the Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

4.1.5       Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any profitable extraction of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral resources through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

4.1.6       Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

4.1.7       Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

4.1.8       Acquisition of Additional Mineral Properties

If the Company loses or abandons its interests in its mineral properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by the TSXV. There is also no guarantee that the TSXV will approve the acquisition of any additional properties by the Company, whether by way of an option or otherwise, should the Company wish to acquire any additional properties.

4.1.9       Government or Regulatory Approvals

Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms. These licences place a range of past, current and future obligations on the Company. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.

4.1.10       Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. Although Canada has a favourable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

4.1.11       Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of its success must be considered in light of its early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

4.1.12       Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

4.1.13       Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

4.1.14       Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

4.1.15       Public Health Crises such as the COVID-19 Pandemic

The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the current COVID-19 pandemic. To date, there have been a large number of restrictions, business closures, quarantines and a reduction in various activities in a number of countries including Canada, the United States, Europe and China. The pandemic has resulted in travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial and other impacts cannot be reasonably estimated at this time. Such public health crises can result in volatility and disruptions in the supply and demand for gold and other minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, additional slowdowns or temporary suspensions of operations in geographic locations impacted by an outbreak, increased labor, transportation and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID- 19 will or may impact the Company is uncertain and these factors are beyond the Company’s control. Any increase in the severity of the pandemic or future outbreaks of COVID-19, particularly if the number of COVID-19 cases in Newfoundland continues to rise, could have a material adverse effect on the Company’s business, results of operations and financial condition.

4.1.16       Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.

In addition, the current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Common Shares, the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of the Company’s suppliers, contractors and service providers.

4.1.17       Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Ontario.

4.1.18       Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

4.1.19       Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to an available skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.

4.1.20       First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

4.1.21       Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

4.1.22       Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

4.1.23       Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of its revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes.

Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities. Additionally, the current COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on gold prices.

4.1.24       Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

4.1.25       Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

4.1.26       Reporting Issuer Status

The Company is subject to reporting requirements under applicable securities law, the listing requirements of the TSXV and other applicable securities rules and regulations. Compliance with these requirements can increase legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

4.1.27       Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this AIF, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

4.1.28       Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

4.1.29       Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect its operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

4.1.30       Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

4.1.31       Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

4.2       Risks Related to the Company’s Securities

4.2.1       Speculative Nature of Investment Risk

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

4.2.2       Price may not Represent the Company’s Performance or Intrinsic Fair Value

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Common Shares on the TSXV in the future cannot be predicted.

4.2.3       Securities or Industry Analysts

The trading market for the Common Shares could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market or its competitors. The Company does not have any control over these analysts and cannot assure that such analysts will cover the Company or provide favourable coverage. If any of the analysts who may cover the Company’s business change their recommendation regarding the Company’s stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analysts who may cover the Company’s business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.

4.2.4       Price Volatility of Publicly Traded Securities

The Common Shares are listed on the TSXV. Securities of mineral exploration and development companies, have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Found may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within New Found’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

4.2.5       Dilution

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders’ voting power and reduce future potential earnings per Common Share. New Found may sell additional equity securities in future offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance the Company’s operations, development, exploration, acquisitions or other projects. New Found cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Common Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per Common Share.

4.2.6       Dividends

To date, the Company has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividends and Distributions”.

4.2.7       TSXV Listing

The Company may fail to meet the continued listing requirements for the Common Shares to be listed on the TSXV. If the TSXV delists the Common Shares from trading on its exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; a determination the Common Shares are a “penny stock” which will require brokers trading in the Common Shares to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for the Common Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

5       QUEENSWAY PROJECT

5.1       Summary

New Found commissioned RSC Consulting Limited, trading as RSC, to prepare the Technical Report in compliance with Canadian National Instrument 43-101 (NI 43-101), for its 100% owned Queensway Project, located near Gander, Newfoundland, Canada. The Technical Report documents all data and data collection procedures for the Queensway Project up until May 27, 2021. The Technical Report is titled “NI 43-101 Technical Report for the Queensway Project, Newfoundland, Canada”. The effective date of the Technical Report is May 27, 2021.

The Qualified Persons for the Technical Report are Mr. René Sterk, M.Sc., MAIG (RPGeo) FAusIMM CP(Geo) MSEG of RSC Consulting Limited and Stefan Kruse, PhD., P.Geo., (APEGNB, PEGNL, EGBC) of Terrane Geoscience Inc. (each a “QP” and together the “QPs”), and independent of the Company, as defined in NI 43-101. Mr. Sterk takes responsibility for all sections of the Technical Report, except those sections related to the site visit. Dr. Kruse takes responsibility for all sections of the Technical Report that are related to the site visit.

The scientific and technical information in this section relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the Technical Report. Such assumptions, qualifications and procedures are not fully described in this AIF and the following summary does not purport to be a complete summary of the Technical Report. Reference should be made to the full text of the Technical Report, which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The technical content disclosed in this AIF was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer of the Company and a Qualified Person as defined in NI 43-101.

5.2       Property Description and Location

Location and Access

The Queensway Project is located in north-central Newfoundland 12 km to the west of the town of Gander. It covers three non-contiguous mineral license groups (Figure 1). The Queensway Project contains 86 map-staked mineral licenses containing 6,041 mining claims covering 151,025 ha. The project is located within 1:250,000 scale National Topographic System Sheets 002D and 002E.

1.	Queensway North (previously Gander Gold North): East of the towns of Glenwood-Appleton, to the north of Gander Lake, covering the Appleton Fault Zone (“AFZ”) and Joe Batt’s Pond Fault Zone (“JBPFZ”) and associated areas around them. Queensway North comprises 36 mineral licenses, totaling 15,775 ha.

2.	Queensway South (previously Gander Gold South): Located to the south and west of Gander Lake along the eastern side of the Northwest Gander River, extending east to the Southwest Gander River area and west to near the Baie d’Espoir road. Queensway South comprises 48 mineral licenses, totaling 130,650 ha.

3.	Twin Ponds / Island Pond (“TP”): Located to the west of the Gander River and northwest of Glenwood- Appleton. Twin Ponds is separated from the other licenses on the west side of properties and comprises two mineral licenses totaling 4,600 ha.

The Trans-Canada Highway (“TCH”) extends through the Queensway North portion of the property. The Northwest Gander (“NWG”) road extends along the west side of the Northwest Gander River and provides access to the Queensway South portion of the property. A steel bridge ~40 km to the south of Glenwood provides access across the Northwest Gander River to the east side of the river. A network of gravel forest access roads, in variable condition, and trails extend through the properties from the TCH and NWG road.

The property is accessed by the TCH, which passes through the southern portion of the AFZ/JBPFZ claim areas and part of the Queensway North claims area, and by the NWG road, which extends along the western portion of the Queensway South claims area and to the south and west of Gander Lake. Most of the project is accessible via gravel woods roads, including the AFZ access road, the JBPFZ access road, the JBP road and the roads to the east of the steel bridge across the NWG River. Areas in the extreme southeast and southwest are the most difficult to access. The SW area is best accessed via woods roads from Route 360, the Baie d’Espoir highway, that leaves the TCH at Bishop’s Falls, ~70 km west of Glenwood. Many quad/harvester trails and winter roads are also present in more recently cut-over areas, providing excellent access for heavy equipment when required. Mineral licenses immediately south of Gander Lake can also be accessed easily by boat. Newfoundland Helicopters has a helicopter base in Appleton which provides easy and relatively cheap air travel to most parts of the property. Additionally, the international airport at Gander has bush plane and helicopter bases. Shipping through the ports of Lewisporte and Botwood, 25 and 70 km to the west of Appleton, respectively, and north of the TCH, both have good harbors; however, sea and pack ice do cause disruptions with the winter shipping.

The nearest large community is Gander, a town of ~12,000 people is located ~10 km to the east on the TCH, which has an international airport and most amenities required for exploration including labor, equipment, accommodation and supplies. The small towns of Appleton and Glenwood lie within the Queensway Project. Combined they have a population of ~1,400 with good availability of labor as many of the people work in the resource sectors. Only limited amenities are available; however, a helicopter base and an environmental remediation company are located in Appleton.

The installation of surface infrastructure such as tailings disposal, waste rock disposal and mining facilities would require New Found to convert the mineral licenses targeted for surface infrastructure into mining leases through a regulatory process administered by the Newfoundland Department of Industry, Environment, and Technology.

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project.

1.	A 350 kV HVDC direct-current line, which passes through the approximate center of the Queensway South licenses.

2.	Two 138 kV HVAC transmission lines to the north of the TCH crossing the AFZ and JBPFZ trends on the Queensway North licenses.

3.	A 69 kV HVAC transmission line that approximately parallels the TCH to the north across the AFZ and JBPFZ trends on the Queensway North licenses and follows the TCH and secondary routes.

In addition, electrical power is supplied, through the provincial grid, to the towns of Glenwood and Appleton which are surrounded by the New Found Queensway licenses.

There is currently no developed water supply or water right attached to the project aside from the water use license described below; although, the project encompasses the Towns of Glenwood and Appleton which currently have water and sewer systems in place. The region also contains many bodies of water which can be drawn from should the need arise, and the permitting allows for this. There are no buildings or ancillary facilities on the Property except for cabins and the residential and commercial facilities that exist within the boundaries of the towns of Appleton and Glenwood. New Found has purchased four lots in the Appleton Industrial Park which hosts a fenced-in core yard, office trailer, and shipping container, as well as a trailer-style camp for drill crews. There are no tailings disposal areas located on the Queensway Project site. The Beaver Brook Antimony Mine, currently placed under care and maintenance, has an associated tailings disposal area and is located on the western boundary of the Queensway Project. Given the extent of the project’s mineral licenses, it is likely that a suitable site for tailing storage could be found within the project lands.

There are currently no waste disposal areas located on site. With proper engineering and environmental controls, it is likely that a suitable site for waste disposal area could be found within the project lands. A waste management plan has been completed by Gemtec Consulting Engineers and Scientists Limited of Paradise, NL.

The town of Gander (population 12,000) is 10 km to the east of the Queensway North claims along the Trans-Canada Highway (TCH), where logistical support, a local workforce, and an international airport are found. The town of Grand Falls Windsor (population 14,000) is located 50 km to the west of the Queensway North claims along the TCH. The towns of Appleton and Glenwood, located in the western portion of the property, to the north of Gander Lake, are encompassed by the property.

Newfoundland & Labrador
CANADA
St. Anthony
Island of Newfoundland
Baie Verte
Botwood
Corner Brook
Buchans
Gander
St. John's
Marystown
QUEENSWAY PROJECT AREA
Queensway Project area
Major roads
Settlements
0
70
140 km
rsc

Figure 1: Queensway Project Location Map. Source: New Found, 2021

Mineral Titles

The Queensway Project lands are map-staked crown mineral licenses, issued by the Newfoundland Department of Industry, Energy, and Technology, Mineral Lands Division. Mineral licenses are acquired by online staking in the province of Newfoundland using the Mineral Lands Administration Portal (MinLAP) system. Licenses can consist of 1–256 claims per license. Assessment work is required to keep them in good standing: the first five years require $200, $250, $300, $350 and $400/year/claim, respectively. Assessment requirements continue for up to 30 years with increasing costs as follows: $600/claim for years six through ten, $900/claim for years 11 through 15, $1,200/claim for years 16 through 20, $2,000/claim for years 21 through 30. Renewal fees paid directly to the government, which also increase with time, are required every five years (at years 5, 10, 15, 20) and annually for years 21 through 30.

The QP has not independently verified the legal status of surface rights and has not investigated the legality of any of the underlying agreements that may exist concerning the project area.

Surface Rights

New Found does not own surface rights on the Queensway Project. Surface rights owners within the property boundaries include cabin owners in specific cottage areas and the residents of the towns of Appleton and Glenwood. By law, no exploration can take place within town boundaries without permission. New Found can explore areas with surface rights held by others with the owner’s permission and is responsible for any damage caused to the surface rights. New Found maintains the legal right to access and conduct exploration on crown land without encumbrance with the exception of necessary exploration permits for the work being conducted.

Queensway Property

The locations of the mineral licenses are shown in Figure 2. As map-staked mineral licenses, the project lands in the Queensway Project are subject to annual assessment requirements and claim renewal costs. The total exploration expenditures required for 2021 to maintain the claims in good standing is $1,443,589 along with $94,200 in license renewal fees. The total exploration expenditures required for 2022 to maintain the claims in good standing is $2,614,364 along with $ 14,850 in license renewal fees. These costs are adjusted each time an assessment report is submitted or when assessment credits are applied by the Mineral Lands Division.

The total option payments outstanding to fully execute each agreement are outlined in Table 1.

In addition, in March 2019, New Found completed a financing with GoldSpot Discoveries Corp. (GoldSpot), which granted a net smelter royalty to GoldSpot covering most of the existing 21 staked licenses and parts of the optioned properties. This royalty ranges from 0.4–1.0%, such that royalties on the subject lands of the agreement do not exceed 1.0%. Additional lands staked in April 2020 are also subject to the GoldSpot royalty.

After the application of the 0.6% area of influence included in the Linear and JBP Linear Property and the Golden Bullet option agreement, the total net smelter royalty for the Queensway Project ranges from 0.6–2.5 % before the application of NSR buy-back provisions. After the application of buy-back provisions, the total net smelter royalty ranges from 0.5–1.6%.

Option Agreement	Completion Date	NSR
Linear and JPB Linear Project	Fully Executed	1.6% NSR
Unity Project	Fully Executed	1.6% NSR with $1M buyback of 1.0%
United Gold	Fully Executed	0.6% NSR
Golden Bullet	Fully Executed	1.6% NSR with $1M buyback of 1.0%
Blackmore option	Fully Executed	0.6% NSR

Option Agreement	Completion Date	NSR
Guinchard claims	Fully Executed	1.0% NSR with $1M buyback of 0.5%
JPB Linear Project	Fully Executed	1.6% NSR with $1M buyback of 1.0%
P-Pond Project	Fully Executed	1.0% NSR with $0.25M buyback of 0.5%
Lush Property	Fully Executed	2.5% NSR with $1.0M buyback of 1.0%

Table 1: Option agreement summary

Figure 2: Queensway Claim location map

Figure 3: Map of properties covered by the Option Agreements and map staked mineral licenses. Source: New Found, 2020

Environmental Liabilities and Permitting

All exploration activities, including reclamation, must comply with all pertinent federal and provincial laws and regulations. The most fundamental requirement is that exploration on crown land must prevent unnecessary or undue degradation or impact on fish and wildlife and requires reclamation if any degradation or impacts occur. All exploration activities in Newfoundland and Labrador require an Exploration Approval from the Department of Industry, Energy, and Technology (“DIET”) via the Mineral Lands Division before the start of work. In these approvals, requirements for the exploration are listed along with contacts and conditions from the various other agencies to which the application was referred. Four exploration approvals are in place as of the date of this Technical Report.

E200303: This approval was issued for diamond drilling (750 drill holes), an airborne geophysical survey, and fuel storage in the Queensway North area. The permit was issued 8 October 2020 and expires 8 October 2021. As part of 34 permit conditions, New Found is required to acquire two permits from the Department of Environment and Climate Change (“DECC”). The additional permits held by New Found for the Queensway North project are listed below.

Section 39 Permit (PRO11270-2020): This permit contains 47 conditions and six special terms. The permit was issued on 28 August 2020 and will expire on August 28, 2021.

Permit (PRO11547-2020): This permit was issued to continue drilling at Queensway North and contains 53 conditions. The permit was issued on 21 December 2020 and amended on 6 April 2021. The amendments included the modification of condition 33 and the addition of 5 conditions. The permit is set to expire on October 16, 2023.

Water Use License (WUL/P-21-11571): This permit was issued in anticipation of the additional holes planned for Queensway North. The license was issued on 12 January 2021 and will expire on 11 December 2021. It contains 24 conditions and a requirement to record water resources used. The permit was amended on April 8, 2021, to reflect changes in conditions 9 and 24.

E200265: This approval was issued 12 August 2020 and expires 12 August 2021 and was granted for geochemical surveying and prospecting over the entire Queensway Project. These exploration methods have minimal environmental disturbance and therefore, no additional permits are required from other agencies. A recommendation to acquire an operating permit, cutting permit, and burn permit from the local Forest Management Office was included in the 14 conditions.

E200293: This exploration approval was granted for 12 trenches in the Queensway South area and an airborne geophysical survey over the Queensway Project. The permit was issued 16 October 2020 and expires 16 October 2021. As part of 25 conditions of the permit, New Found was required to obtain three additional permits under the Water Resources Act from the DECC. Additional permits held by New Found are listed below.

Section 39 Permit (PRO11573-2021): Permit to operate within a Protected Public Water Supply Area (PPWSA)— the permit contains 36 conditions and six special terms. The permit was issued on 14 January 2021 and is valid for one year.

Section 48 Permit (ALT11481-2020): Permit to alter or cross known water bodies, and a Water Use License— this permit contains 22 conditions and six special terms. The permit was issued 18 November 2020 and expires 18 November 2021.

Water Use License (WUL/P-19-11482): This permit was issued 18 November 2020 and expires 16 October 2021. This license contains 24 conditions and a requirement to record water use amounts.

Water Use License (WUL/P-20-10463): This permit was issued due to the modification of planned trenching at Queensway South. The permit was issued on September 11, 2020, and amended on April 6, 2021, to reflect changes to conditions 7, 9 and 24. The permit expires on October 16, 2021. This permit contains 24 conditions and a requirement to record water amounts used.

E200319: This permit was issued for an airborne geophysical survey over the Queensway Project, including newly acquired licenses. The permit was issued 24 September 2020 and expires 24 September 2021. The permit was amended March 8, 2021, to include all areas of the Queensway Project. The permit contains 15 conditions, and no extra permits are required.

Any changes to the planned work must be submitted to the DIET and either an amended approval is given, or a new application is requested. The Environmental Assessment Division of DECC stated in a letter dated September 18, 2020, that New Found was required to register the projects it is undertaking with the department. New Found compiled an Environmental Registration (2106), and this was submitted 22 October 2020. The project was released from further review on 11 December 2020, with 23 pages of comments from referral agencies and requirements to develop a Waste Management Plan and a Women’s Employment Plan.

The QP notes that environmental liabilities appear to be limited to ground disturbances related to trenching and drilling, which require reclamation at a future date. The JBPFZ is a heavily logged area with an extensive network of all-season and winter-only woods access roads, and cutovers that have been scarified and partially replanted using silviculture. All but one of the trenches dug in 2017 and 2018 have been reclaimed, as required by license agreements, and the replanting of small trees using silviculture will follow at a future date. Trenches completed in 2020 along the AFZ are largely reclaimed; one trench remains open for additional review. Historical trenches in the AFZ, JBPFZ and Queensway South areas, some of which have not been reclaimed, are not the responsibility of New Found under present laws unless the Company conducts additional trenching in those areas. There is little evidence of drilling exploration by previous operators as decades of natural plant growth has removed most traces of prior exploration activities.

All drill sites have been cleaned of drill cuttings and drill pads have been reclaimed to prevent negative environmental effects. In the opinion of the QP, diamond drilling conducted from 2019 onwards does not present any apparent environmental liabilities.

Generally, the mineral licenses are available for exploration activities year-round and only subject to the conditions of the exploration approvals and water use license. Other activities such as construction, road building, camps and water crossings may require additional permits from outside of DIET. Mineral licenses within the southernmost portion of Queensway South, specifically licenses 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M are restricted from exploration activities from mid-May to early-July as the area is a spring habitat for Newfoundland caribou.

The 2020 and 2021 activities, planned and active, require the renewal of the regional prospecting and geochemistry permits. The AFZ and Queensway South trenching permits were renewed along with the associated water use permits. Additional permits were acquired for diamond drilling and water use associated with the drilling. Any number of individual Exploration Approvals can be applied for; typical delays in permit approval range from 30–60 days. Permitting is an ongoing administrative activity expected with such a large land package and varied exploration programs.

The QP is unaware of any environmental liabilities to which the Queensway Project is currently subject other than those mentioned above. There appear to be no significant factors or risks that may affect access, title, right or ability to perform work on the property.

5.3       History

Ownership

Over the last few decades, many individuals and companies have explored the property for Au and property ownership has changes hands many times. The following section describes in detail past owners of the land and outlines the history of ownership in the various areas.

Twin Ponds / Island Pond

The Twin Ponds/Island Pond portions of the Queensway Project are located to the northwest of the main portion of the property. Below is the history of ownership, starting from the oldest and working forward in time.

•	1988 — Noranda Exploration was the first to conduct mineral exploration in the area, staking in 1988 and exploring using prospecting and geochemistry into 1990. From 1991–1995 no exploration took place, and the Noranda licenses were eventually canceled.

•	1995 — Prospectors Jim Bouzanne, Michael Stacey, L. Dwyer focused their efforts on the Big Pond area near the current New Found licenses. These licenses were eventually canceled.\

•	2002 — Crosshair Exploration staked Big Pond, Dan’s Pond, Island Pond, Salmon Pond area. Their exploration attracted the attention of Rubicon Minerals/Paragon Minerals. Regional exploration consisted of prospecting and geochemistry and continued until 2004. All licenses were eventually canceled.

•	2007–2015 — Prospectors during this period included Michele and Nath Noel, Gary and Donna Lewis, Nehemiah Pinsent, Larry Quinlan, Gordon Lawrence, and Jessica Bjorkman. Staked claims explored the Big Pond, Dan’s Pond and Shirley Lake areas; however, all licenses were canceled within 2 years of staking.

In mid-2016, the current licenses were optioned to New Found by Nigel Lewis shortly after they were staked. Exploration has included airborne EM and high-resolution magnetics and follow-up prospecting and till geochemistry. The option agreement is still in place and exploration is continuing.

Queensway South

The licenses to the south of Gander Lake held by New Found are termed the ‘Queensway South’. This area has a long and complex history of ownership. The below description does not refer to specific land claim boundaries, but instead discusses the areas’ property ownership in general terms.

•	1981 — Minorex Limited held a claim in the Little Gander Pond area.

•	1984 — Glenn R. Clark & Associates Limited held licenses in the Caribou Lake area.

•	1985–1988 — Prospector Lewis Murphy and his company Commodore Mining held exploration licenses in the area, especially in the Hunts Pond and Berry Hill areas.

•	1985–1987 — Corona Corporation held claims in the Hunts Pond and Southwest Gander River area.

•	1985–1990 — Noranda Exploration claimed Northwest and Southwest Gander Rivers, Gander Lake, Gander River areas. They were the major license holder with large land packages over the Jumbo Brook, Paul’s Pond and Greenwood Pond areas. The licenses were either surrendered or canceled in the early 1990s.

•	1986–1987 — Kidd Creek Mines, partnered with Noranda Falconbridge for claims in the Northwest Gander River area as well as the Caribou Lake area east of Queensway South.

•	1988–1989 — Roycefield Resources claimed the Beaver Brook area and optioned licenses over Sb discoveries made by Noranda, with the property becoming the Beaver Brook Antimony Mine.

•	1988–1992 — BP Resources Canada Ltd. held licenses in the Great Bend and Coy Pond areas just southwest of New Found’s current claims.

•	1989–1990 — Prospector Lew Murphy claimed the Bear Pond and Rollins Pond areas.

•	1993–1995 — John Clarke claimed the Greenwood Pond and Paul’s Pond area.

•	1995 — New Island Minerals claimed the Northwest Gander River area.

•	1995 — Roland Butler, John Clarke, Wayne Pickett and Rod Churchill claimed the Southwest Gander River area.

•	1995–2000 — Prospectors Benjamin Critchfield, Denis Walsh and Timothy Froude held licenses in the Dead Wolf Pond area.

•	1995–2001 — Altius Minerals claimed the Greenwood Pond area and other areas along the Northwest Gander River.

•	1995–2000 — Prospector Lai Chan claimed the Paul’s Pond and Greenwood Pond areas. These claims were tied on to Altius. Robert Stares held ground in the Caribou Lake area. Paul Crocker held claims in the Hunts Pond area.

•	1999 — Cornerstone Resources claimed the Southwest Gander River area.

•	2001–2002 — Prospector Kevin Keats claimed the Eastern Pond area. Allan Keats held some licenses in the Little Gander Pond area.

•	2001–2002 — South Coast Ventures held claims in the Northwest Gander River, Joes Feeder, Steel Bridge, Jumbo Brook, and Greenwood Pond areas. Buchans River Ltd. held minor ground at Hunts Pond.

•	2002–2010 — Period with the most ground being held by independent prospectors. Lai Chan, Darrin Hicks, Nathaniel Noel and E. Michelle Noel held ground in the Berry Hill area. Roland Quinlan, Fred and Wesley Keats, Brian Rowsell, James and Calvin Crocker held ground in the Dead Wolf Pond, Caribou Pond, and Southwest Gander River area. Stephen Baldwin and the Quinlan’s held minor claims in the Hunts Pond area and Suley Keats Sr., Alexander Duffitt, Gene Hedges held licenses in the Little Gander Pond and Southwest Gander River area. The Dead Wolf Pond area was particularly busy by prospectors Eddie Quinlan, Frank Pollett, Glenn Stacey, John Sceviour, Hayward Critchley, and the Crockers.

•	2003–2004 — Black Bart Prospecting and partner Spruce Ridge Resources held some ground at Hunts Cove and Caribou Lake eventually attracting interest from CanAlaska Ventures and VVC Exploration.

•	2003–2004 — Most of the licenses reverted to the original prospectors who held the most promising ground. There was limited company interest during this period other than Altius Resources. Much of the area remained unclaimed.

•	2003–2005 — Candente Resources claimed the Eastern, Paul’s Pond and Outflow areas and Paragon Minerals held some ground near Bear Pond.

•	2003–2011 — Mostly held by prospector’s claims aside from interest by Altius Resources Inc. in the Northwest Gander River, Caribou Lake, Hunts Pond, and Dead Wolf Pond areas, and Cornerstone along the Northwest Gander River.

•	2009–2010 — Golden Dory Resources claimed the Greenwood Pond area.

•	2011 — Metals Creek Resources claimed the Gander Lake area.

•	2011–2012 — Altius Minerals allowed many claims to revert to prospectors or be canceled for the Northwest and Southwest Gander Rivers and Greenwood Pond.

•	2012–2016 — A few prospectors held claims along the Northwest and Southwest Gander Rivers. Fred and Wesley Keats held ground along the Southwest Gander River. Andy Budden, Jeffrey LeDrew, Shane and Robert Stares, and Wayde Guinchard held licenses in the Dead Wolf Pond and Southwest Gander River area. Michelle Noel, Fred and Wesley Keats, Brian Rowsell, Clyde McLean, Allen Keats, and Jeffrey Neville all held licenses in the Southwest Gander River area.

•	2016–2020 — Vulcan Minerals held ground in the Northwest Gander River more towards the Lizard Pond showing.

•	2012–2015 — A few prospectors held claims along the Northwest and Southwest Gander Rivers.

•	2016–Present — New Found staked the licenses that make up the bulk of the Queensway South area and optioned prospectors claims in the Paul’s Pond and Greenwood Pond areas. In 2020, New Found map-staked an additional 22 licenses on ground in the Queensway South area, largely south and east of existing claims.

Queensway North

The properties to the north of Gander Lake were the first to be acquired by New Found by option in late 2016. The optioned properties covered known Au showings along the Appleton and JBP faults. Below is the rest of the ownership history for the claims on the property.

•	1980 — Westfield Minerals worked the Jonathan’s Pond area. They staked an Au showing discovered by government geologists in 1980, the first recorded Au exploration in the area.

•	1981 and 1985 — Prospector Lewis Murphy worked the GRUB line with MD & K Agencies and Newmont Canada.

•	1984 — Duval Int’l Corp. for Glenn R. Clark & Associated Limited conducted basic geological mapping, VLF ground surveys, and some till sampling along the GRUC line north of Jonathan’s Pond.

•	1984–1986 — Noranda worked north of Gander Lake, prospecting for Au, dominating exploration activity until joint venturing with Gander River Minerals on the more prospective ground from 1992–1997 when most claims were canceled.

•	1987–1991 — Falconbridge worked the Joe Batts Pond area. No records of the results are available.

•	1999–2000 — United Carina with partner Consolidated Pine Channel Gold worked the AFZ area and optioned claims, which had been targeted earlier by Noranda and Gander River Minerals.

•	1997–1999 — Krinor Resources worked the Appleton and the JBP Faults. Prospector Roland Quinlan began prospecting the area east of Rocky Pond, west of Jonathan’s Pond and the Gander River.

•	1999–2001 — Several local prospectors worked the Gander River, Gander Lake, Millers Brook, Appleton and Joes Batts Pond areas to the north of Gander Lake into the Bellman’s Pond and Jonathans Pond region near the GRUC line. Cyril Reid, Roland Quinlan and his brothers, Jim Bouzane, and Calvin Crocker among others.

•	2001–2011 — Rubicon Minerals and Paragon Minerals worked the Appleton and JBP Faults.

•	2002–2003 — Crosshair Exploration & Mining Corp. worked ground near Bellman’s Pond and Rocky Pond along with minor activity by WAVE Exploration Corp., and prospectors Gary Lewis and Perry English.

•	2004–2005 — Spruce Ridge Resources worked the Little Harbor and Gander Lake North areas.

•	2008–2015 — Many properties reverted to the crown and were re-staked by prospectors who targeted the Au showings defined in the earlier exploration activity.

•	2011 — Altius explored the Jonathan’s Pond area.

•	2016–Present — New Found explored the Appleton and JBP Faults and began optioning Au properties with added staking and options. By 2018, New Found established the current land package.

•	2020 — New Found added map stake licenses at Gander Lake and at Little Rocky Brook and Bellman’s Pond, north of the main Queensway North area.

Past Exploration

Outside of the academic studies that delineated the geology of the Gander Group, Davidsville Group, and area lithologies, there was very little formal mineral exploration activity for Au in the Queensway Project area until Noranda in the 1980s.

•	1950s–1960s — NALCO conducted reconnaissance base metal prospecting along the Great Bend portion of the Gander River Ultramafic Complex (GRUC) (1953–1954). Bell Asbestos examined the complex in 1963. During this time talc, copper, zinc, tungsten, arsenopyrite, and asbestos showings were discovered in the Dead Wolf, Caribou Lake and Hunts Pond areas.

•	1970s–1980s — Exploration continued with a focus on the potential for base metals and industrial minerals, such as chromite, magnesite, and asbestos in the GRUC north of Gander Lake. Companies included John’s Manville and International Mogul Mines.

•	1971 — International Mogul Mines, north of Jonathan’s First Pond, drilled a pyrite-chalcopyrite-sphalerite showing to the northeast of the Queensway Project.

•	1980–1981 — Westfield Minerals in the Jonathan’s Pond area conducted a follow-up program of rock sampling, prospecting, mapping and trenching to evaluate an Au-arsenopyrite showing reported by NGS geologist Frank Blackwood in 1980; thus, the beginning of Au exploration in the region.

•	1983–early 1990s — Noranda Exploration on the Queensway South and Queensway North properties initiated Au exploration using regional till sampling, prospecting, and stream heavy mineral concentrate (HMC) surveys identifying significant Au-in-till anomalies both to the north and south of Gander Lake. Follow-up exploration included prospecting, soil geochemistry, ground geophysics, trenching and diamond drilling, and defined Au showings including Duder Lake, and Mount Peyton, to the northwest of Gander River, Aztec, the Greenwood Pond and Paul’s Pond showings to the south of Gander Lake, and the Knob, Bowater and others in the AFZ. The Andromeda Au showing near Rocky Lake was discovered in 1991 north of Jonathan’s Pond. The soil/till geochemistry also indicated a major antimony (Sb) trend along the Northwest Gander River. Follow-up prospecting, trenching and diamond drilling resulted in the Beaver Brook Antimony deposit being discovered. Gold targets were identified throughout the Joe Batts Pond and Appleton Faults, in the Queensway North area, as well as at Paul’s Pond and Greenwood Ponds to the south of Gander Lake in the Queensway South area.

Subsequent exploration by Noranda and other companies and prospectors has resulted in the discovery of many Au showings such as the Dome, Road and Keats/Baseline showings along the AFZ, H-Pond, Pocket Pond and Lachlan along the JBPFZ, the Goose, Road Gabbro and LBNL showings at Paul’s Pond, and the Aztec, Hornet, A-Zone Extension as well as the Greenwood showings near Greenwood Pond. Visible Au was noted in many of these showings.

Historical Drilling

Prior to 2019, over 29,000 m of core (238 holes) were drilled on or in the near vicinity of the Queensway Project. All drillholes were BQ, NQ and HQ size core drilled from the wireline drills available during the time. No rotary or other drilling types have been recorded. No holes were drilled at the Twin Ponds-Island Pond portion of the property, although four holes were drilled at the Clydesdale showings just off the northern portion of the licenses in that area. South of Gander Lake, 43 holes were drilled with over 4,300 m of core. The majority of diamond drilling has occurred North of Gander Lake in the AFZ (123 holes, 12,800 m) and JBPFZ (54 holes, 8,400 m) areas.

In 2020, New Found contracted a surveyor to verify locations of historical collars. A total of 65 collars were located and verified, while 60 collar locations were not found. Collars that were not found may be subject to considerable error, especially where only historical records are available. A total of 43 holes were re-surveyed due to significant discrepancies between original and recorded collar locations.

No information is currently available on sample preparation methods by companies operating before the year 2000. Samples collected since 2000 were mostly analyzed by fire assay with AAS finish at Eastern Analytical Laboratories, Springdale, NL. Multielement geochemistry results were collected for selected samples but the employed method is unknown. More recent drilling programs were conducted with data quality management systems in place and reference material and blanks were included in the sample stream. However, results of check samples are not available and the QP cannot determine the accuracy or certainty of the historical assay results.

The QP considers the analytical results from historical drilling campaigns to be adequate for the data quality objective of target generation, but not for estimation of mineral resources. Geological data from these holes should be relogged and twin-holes should be drilled to verify accuracy of assay results.

Historical Mineral Resource and Reserve Estimates

No known mineral resources or reserves that are reported under an acceptable reporting code (e.g. NI 43-101, JORC, SAMREC) exist within the Queensway Project.

Historical Production

There has been no historical mineral production from this project reported.

5.4       Geologic Setting and Mineralization

Regional Geology

The island of Newfoundland is the northeastern portion of the Appalachian-Caledonian orogen in North America. It is divided into four major tectonostratigraphic zones: Humber, Dunnage, Gander and Avalon (Figure 4). These zones are the product of peri-Laurentia and peri-Gondwana micro-continental during the opening of the Iapetus and Rheic oceans, and subsequent collision with oceanic terranes during ocean closure and terrane accretion in the early to mid-Paleozoic.

The western half of the Dunnage Zone (Notre Dame Subzone) represents a peri-Laurentia continental arc complex. On the eastern side of the Dunnage Zone, where the Queensway property is located, the Exploits Subzone represents the metasedimentary and meta-igneous remnants of a peri-Gondwanan arc/back-arc complex. Cambrian-Silurian supracrustal rocks are intruded by Silurian–Devonian granites. The Exploits Subzone is delineated by the Red Indian line to the west and the Gander River Ultramafic Complex (“GRUC”; historically named the GRUB line) to the east (Figure 4). Rocks of the GRUC are Upper Cambrian in age and represent relics of an ophiolitic complex thrusted upon Middle Cambrian to Lower Ordovician arenites and shales of the Gander Zone, which were deposited on the leading edge of the Gondwanan margin. The GRUC line is a continental suture, traceable through Newfoundland and into the United Kingdom.

The tectonic evolution of Newfoundland started in the Late Cambrian to Late Ordovician (500–450 Ma) with the Taconic Orogeny, followed by the Penobscot Orogeny. The Taconic Orogeny occurred along the Laurentia margin with the collision of the Notre Dame arc and continental crust of the Humber Zone; while the Penobscot Orogeny occurred along the Gondwana continent margin. The Penobscot Orogeny involved the obduction of ophiolitic complexes onto the Gondwana margin (e.g. the GRUC). The predominantly Silurian Salinic Orogeny consisted of the closure and partial subduction of basin-hosted rocks of the Exploits subzone, as Laurentia and Ganderia converged. Ganderia was a passive margin, separated from Gondwana by narrow stretches of ocean and the Neoproterozoic arc complex of Avalonia. Avalonia collided with Laurentia during the Acadian Orogeny (450–400 Ma). The final stage of the tectonic evolution of Newfoundland involved the continental docking of the Meguma Zone (Nova Scotia) during the Neoacadian Orogeny, from the Middle Devonian to Early Carboniferous.

Figure 4: Image of major suture zones. Source: modified from J. C. Pollock et al. 2007

Property Geology

The Queensway Project is located within the Exploits Subzone of the Dunnage Zone and lies to the west of the GRUC fault, which is the boundary of the Dunnage and Gander zones. The project area is mostly composed of Cambrian to Silurian metasedimentary rocks of the Davidsville Group. The Davidsville Group is divided into the Outflow Formation and the Hunt’s Cove Formation. Queensway South also includes the boundary between the Davidsville and Indian Island groups. The Indian Island Group is predominantly composed of Silurian-age siliciclastic rocks, intruded by the Mount Peyton Intrusive Suite.

Local Lithology

The local lithologies are predominantly Early–Middle Paleozoic sedimentary rocks. A brief description of the important geological units is given below, from east to west.

Gander River Ultramafic Complex

The GRUC extends to the east of the Queensway Project. It consists of discontinuous slivers of an ophiolitic sequence, obducted above the Gander Zone by major thrust faulting of the Penobscot Orogeny. These small mafic-ultramafic bodies predominantly comprise pyroxenite, serpentinite, gabbro, talc, tremolite zones, mafic flows and related volcaniclastics.

Davidsville Group

The Davidsville Group occupies most of the surface area of the Queensway Project (Figure 5). It is bounded to the west by the Indian Islands Group and to the east by the Gander River Complex. It is divided into two main formations: the lower Hunt’s Cove Formation and the upper Outflow Formation. A third formation, that stratigraphically underlies the Hunt’s Cove Formation, has been defined as the Barry’s Pond Formation or Weir’s Pond Formation.

The stratigraphy of the Davidsville Group youngs towards the northwest. The Outflow Formation overlies the Hunt’s Cove Formation, which unconformably overlies ophiolitic sequences of the GRUC. The Barry’s Pond Formation occurs sporadically between the Hunt’s Cove Formation and the GRUC. It has an assemblage of fossiliferous limestone, graphitic shale, sandstone, and conglomerate, structurally imbricated with the GRUC. The Hunt’s Cove Formation transitions from a basal, thickly bedded, pebble-to-cobble conglomerate to fine-to-coarse-grained sandstone, locally interbedded with grey to black siltstone and slate. The Hunt’s Cove Formation directly contacts the overlying Outflow Formation. The Outflow Formation comprises a thick shale package and minor units of greywacke, sandstone, argillite, graptolitic slate, and conglomerate, interpreted as distal turbidite sequences deposited in an arc/back-arc setting.

Indian Islands Group

The Indian Islands Group is located east of the MPIS and west of the Davidsville Group (Figure 5). It is composed of variably calcareous to siliciclastic siltstone, shale, and sandstone, with rare beds of massive limestone. Fossil fauna, including brachiopods, corals and mollusca, suggest a late Silurian to early Devonian deposition. The Indian Islands Group is possibly equivalent to the Ten Mile Lake Formation further.

Mount Peyton Intrusive Suite

The MPIS is located along the western boundary of the Queensway Project (Figure 5, Figure 6). It consists of finegrained, equigranular gabbro and medium-grained, equigranular, biotite-hornblende granite, with minor diorite. Relative and absolute geochronological constraints suggest a post-kinematic, Silurian emplacement age of 431–417 Ma. The eastern margin of the MPIS is fault-bounded against the Indian Islands Group along the Dog Bay Line.

Mineralization

Mineralization typically occurs as coarse, free Au in brecciated, massive-vuggy, laminated and high-density stockwork quartz-carbonate veins (Figure 7). Arsenopyrite is commonly observed with Au, whereas fibrous boulangerite is less commonly observed and is associated with very high-grade mineralization. Fine- to coarse-grained disseminated pyrite occurs throughout the host rock sequence. High-grade mineralization typically occurs in deformation zones with high density quartz veining and has not been observed outside of the main vein arrays.

There are over 100 Au showings on and around the Queensway Project (Figure 8). The most notable mineralized zones in the Property are the AFZ, which includes the Keats, Lotto, Dome, TCH, Golden Joint, Little, Knob, Letha, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, and Bowater showings, and the JBPFZ, which includes the H-Pond, Pocket Pond, Glass, 1744, 798, Logan and Lachlan showings (Figure 9).

Appleton Fault Zone

The AFZ is a set of NNE-striking faults and vein arrays that can be traced over ~ eight km on the western side of Queensway North. The AFZ has not been identified in outcrop, but it can be identified in satellite images as a clear NNE-striking linear depression, filled with glacial till and overlain by creeks and ponds. In drill core, the AFZ is recognized as a 100–200 m wide zone of intensely fault-brecciated sedimentary rock and fault gouge, often filled with large volumes of quartz and iron carbonate. Gold mineralization is spatially associated with the main fault lineament and thirteen Au showings occur within hundreds of meters of the lineament. The structural relationship between the Au occurrences and structures varies from prospect to prospect indicating an along-strike structural complexity of the AFZ and its adjacent subsidiary faults. Gold showings occurring along the AFZ include Keats, Lotto, Dome, TCH, Golden Joint, Little, Knob, Letha, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, and Bowater (Figure 9). A description of these prospects is given below.

Trench 26
Appleton
Powerline
Lotto
Little Zone
Road
Hornet
Dome
Golden Joint
Cokes
Keats
Bowater
TCH
Bullet
The Knob
Lotha
Grouse
Logan
Lachlan
Pocket Pond
1744
Goss Pond
H Pond
798
Mudstone
0
1
2 km

Figure 5. Queensway North geology showing mapped stratigraphic units. Location of major Au occurrences marked by yellow stars.

620000E
630000E
640000E
650000E
660000E
670000E
680000E
5450000N
5440000N
5430000N
5420000N
5410000N
5400000N
5390000N
5380000N
5370000N
5360000N
HUMBER ZONE
GANDER ZONE
AVALON ZONE
DUNNAGE ZONE
kilometres
100
EXPLOITS SUBZONE
Dog Bay Line (DBL)
Gander River Ultramafic Complex (GRUC)
Appleton
Gander
Mount Peyton Intrusive Suite
Gander Group
Davidsville Group
Queensway Regional Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Main Fault Zones
Queensway Project Outline
0
10
20 km
20 May 21
CRS: NAD83 / UTM zone 21
Data Source: Colman-Sadd et al. (2000)

Figure 6. Geological context of the Queensway Project. circa 2018: Geological map from Colman-Sadd et al., 1990. (A) Location of the property with respect to major terranes of Newfoundland, (B) Regional geological context.

Figure 7: Typical Au-bearing quartz vein styles observed at the Queensway Project. A) Brecciated quartz veining; B) Massive, vuggy quartz vein with visible Au; C) Laminated quartz veining with visible Au; D) high density stockwork veining with visible Au. Core photos from the Keats and Lotto prospects. Red circles indicate the location of visible Au.

625000E
650000E
675000E
N
5450000N
5425000N
5400000N
5375000N
TWIN PONDS
Appleton
QUEENSWAY NORTH
Gander
Beaver Brook
Antimony Mine
QUEENSWAY SOUTH
Legend
Towns
Queensway Au Showings
Trans Canada Highway
HVdc Transmission
Wetland
Map Staked Licenses
Queensway Project
Beaverbrook
0
10
20 km
09 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2020)
rsc

Figure 8: Queensway Project Au showings. Source: New Found, 2020

Bowater Prospect

The Bowater prospect (DME File No. 2D/15/Au003) consists of narrow (up to 10-cm wide), extensional and minor shear controlled, milky-white, quartz-pyrite veins and quartz breccia. The quartz is developed in a 12-m thick quartz-feldspar-rich greywacke of the Outflow Formation, that is weakly sericite/carbonate-altered. Two main vein orientations are noted: N to NE-striking, bedding-parallel veins and E-striking bedding-perpendicular veins. Gold mineralization is associated with dark grey to white brecciated quartz veins and Au values are directly related to pyrite concentrations. A southeast plunging, open F2 fold is thought to have played a role in localizing Au. Graphitic shale forms the footwall to the greywacke and contains up to 20% non-auriferous pyrite.

Bullet Prospect

The Bullet prospect (DME File No. 2D/15/Au002) is hosted by weakly graphitic, greyish-green shales and siltstone of the Hunts Cove Formation. Gold mineralization comprises a narrow set of quartz-carbonate veins developed in a NE-striking, steeply S-dipping, dextral shear zone. The shear zone has a maximum width of 50 cm and an exposed strike length of 24 m. To the southwest, the quartz veins are offset ~1 m by and folded into a sinistral shear zone, suggesting synkinetic vein formation. Quartz veins are typically over 15-cm wide, with milky-white quartz, disseminated pyrite, arsenopyrite and boulangerite. The Au occurs as specks and clusters of free Au.

Cokes Prospect

The Cokes prospect is an 8–10-m wide iron carbonate altered zone of quartz veining located near the contact between a thin (3–4 m) sheared greywacke bed and grey shales. The prospect contains boudinaged, narrow, quartz veins with pyrite, arsenopyrite and minor bladed stibnite(?) identified in one vein. Trenching has exposed iron carbonate altered greywacke (to the west), in contact with unaltered, contorted, grey shales. 2021 exploration drilling (Holes NFGC-21-146, NFGC-21-166, NFGC-21-162, NFGC-21-157, NFGC-21-154) revealed the presence of both disseminated sulfide minerals and vein-hosted style of mineralization. Optical televiewer and acoustic televiewer data indicates a consistent SE-dipping bedding. Drill hole NFGC-21-157 revealed a pervasive >10 m-wide, near-surface fault zone hosting quartz veins as well as an extensive >40 m-wide shear zone domain hosting two white-mica altered quartz vein zones adjacent to coarse-grained intervals.

Dome Prospect

The Dome prospect is located just to the northeast of North Herman’s Pond. It is a sigmoidal shaped, quartz “blowout” with associated narrow (<1 m wide), brecciated quartz veins and iron carbonate carrying abundant visible Au. Mineralization appears to be controlled by a dilational structure caused by shearing oblique to the AFZ trend, or possibly a crosscutting kink or fold. Host units are dark grey to black mudstones to graphitic shales. Pyrite and arsenopyrite are present but are not always associated with higher Au values. Trenching located additional sub-parallel veins with visible Au in fractures and healed vein margins, in association with green to brown sericite. 2019—2021 drilling (12 drill holes) indicates a NNE mineralization trend controlled by an >3 m-wide massive quartz vein showing fine-grained gold particles and minor sulfide content. The mineralization trend is bounded to the NW by a continuous coarse-grained unit which, in turn, occurs in close proximity to a major deformation corridor interpreted as the Appleton Fault Zone.

Grouse Prospect

The Grouse prospect (DME File No. 2D/15/Au017) is a zone of quartz veins with anomalous Au values that reaches almost 30 m true thickness and contains individual veins that are up to 6 m wide. The mineralized quartz veins are hosted by a massive greywacke unit with ~25-m-wide alteration zones. The most prominent quartz vein is E-striking and dips to the north by 50–60°. Pyrite and arsenopyrite are mostly confined to the margins of the veins, while sphalerite, chalcopyrite, galena, and boulangerite are present within the veins. Historical drilling tested the mineralized zone over 25 m strike length and to 70 m down dip, but the true width of mineralization remains undetermined.

Keats Prospect

The Keats prospect is located ~1 km to the south of the Dome prospect, east of South Herman’s Pond. It consists of a complex, multi-generation quartz vein system associated with variable iron carbonate and sericite alteration. The Keats prospect is hosted in steeply west-dipping, mudstones and greywackes and is affected by numerous brittle faults and high-strain domains. Results from 2019–2021 drilling indicate that high-grade Au mineralization is primarily associated with bedding-discordant brittle veins within the NNE-striking Keats Baseline Fault, with lesser high-grade intercepts occurring in the footwall. The Keats Baseline Fault is interpreted to be a secondary fault to the AFZ. Gold occurs as free coarse Au in brecciated, massive, vuggy, and laminated quartz-carbonate veins. Arsenopyrite is typically observed with Au, whereas fibrous boulangerite is less abundant and is associated with very high-grade Au mineralization. Fine- to coarse-grained disseminated pyrite occurs throughout the host rock sequence. High-grade mineralization typically occurs in deformation zones with dense quartz veining. Structural data from downhole televiewer logging records a steep, bedding parallel vein set, a sub-horizontal, weakly E-dipping vein set, and a possible set of veins dipping ~45° to the south. The structural, textural, and mineralogical characteristics of the different sets will be targeted for investigation in 2021. Drilling in 2020–2021 has confirmed the presence of near-surface Au mineralization, continuous for 250 m along strike (055) and ~350 m down plunge. The mineralized zone dips ~65° to the southeast with an estimated true width of mineralization of 85–95% of encountered intercepts and remains open along strike and at depth.

Knob Prospect

The Knob prospect (DME File No. 2D/15/Au004) consists of mesothermal, auriferous quartz veins hosted in a variably deformed, NE-striking shale and greywacke unit of the Outflow Formation. The host units have a northeast strike, dip steeply to the northwest and are overturned, forming the structural footwall to the mineralized package. Faulting appears to have offset the mineralized veins. Two types of quartz veins are noted: 1) pyrite-arsenopyrite-rich veins with low Au values; and 2) milky-white massive and smaller, sheeted quartz veins, that contain coarse free Au and minor pyrite, chalcopyrite and boulangerite. Both vein types are shear-controlled and are hosted by structures that crosscut the host rock at high angles. The veins are typically <50 cm wide and exhibit pinch and swell textures. Extensional veins (tension-gash) are developed in the greywacke and are adjacent to the main shear zones. Wall rock alteration around the milky-white veins consists of silicification, disseminated pyrite and arsenopyrite, rusty weathering, and intensely deformed zones. Free Au occurs in the quartz veins and is associated with adjacent, carbonate-altered and arsenopyrite-bearing, sedimentary units. Veins occur in all host rock units but are best developed in the greywackes, possibly due to their higher competency. The 2021 drilling at the Knob prospect identified a series of distinct conglomeratic intervals interbedded with greywackes, shales and siltstones often in close proximity to irregular and massive quartz veins.

Letha Prospect

The Letha prospect, (DME File No. 2D/15/Au016) centers on a WNW-striking, narrow quartz vein system. The vein system is dominantly hosted by greywacke but there is extensive thickening (a blow-out) where the vein passes from shale into massive greywacke. The plunge of the quartz ‘blowout’ (340°/-70°) is defined by the intersection of the N-dipping vein and NW-dipping greywacke-shale contact. Coarse visible Au is noted in the ‘blowout’ and shale-hosted veins.

Little Prospect

The Little prospect consists of a strongly deformed/foliated black shale unit cut by occasionally brecciated quartz veins. An alteration zone in grey-green shales (≤5 m) with boudinaged quartz veins carrying pyrite, arsenopyrite, and possible stibnite and cinnabar, is associated with cross-cutting shears. Black shales, west of the shear zone are offset by the shear and contain mineralized and Fe carbonate altered quartz veins. Non-mineralized black shales lie to the west of the trench. A total of six drill holes (NFGC-20-11, NFGC-20-12, NFGC-20-13, NFGC-20-14, NFGC-20-15, NFGC-20-16) were drilled at this prospect to date and these holes revealed the presence of a distinct graphitic unit bounded by brittle faults hosting discrete stockwork style of quartz veins.

Lotto Prospect

The Lotto prospect is located ~150–200 m along strike to the north from the Dome prospect. Three trenches have exposed strong iron carbonate alteration associated with quartz veins and visible Au, hosted by dark-grey to black mudstones and graphitic shales. Quartz veins are steep and strike north, crosscutting the steeply W-dipping stratigraphy at low angles. Gold occurs as free coarse Au in brecciated, massive, vuggy and laminated quartz-carbonate veins. Arsenopyrite is commonly observed with Au, whereas fibrous boulangerite is less commonly observed. The latter is associated with very high-grade mineralization. Fine- to coarse-grained disseminated pyrite occurs throughout the host rock sequence. Highgrade mineralization typically occurs in deformation zones with dense quartz veining and has not been observed outside of the main vein arrays. Visible Au has been observed in two trenches, in association with strong iron carbonate alteration and brecciated quartz veins. 2020-2021 drilling demonstrates that high-grade mineralization extends to 130 m below surface and remains open at depth. Mineralization is interpreted to occur along a N-striking, steeply (75°) E-dipping structure. This structure is interpreted as part of a network of N-striking vein sets that is interpreted to be secondary to the Lotto Baseline Fault.

658600
658800
659000
5429000
5428800
N
Appleton Fault Zone
Lotto Baseline Fault Zone
NGFC-21-102
NGFC-20-39
NGFC-20-42
NGFC-20-51
NGFC-21-89
NGFC-20-44
NGFC-21-83
NGFC-20-47
NGFC-20-22
NGFC-20-17
NGFC-20-50
NGFC-20-20
NGFC-20-24
NGFC-21-110
NGFC-21-100
NGFC-21-96
NGFC-20-27
NGFC-21-109
NGFC-20-31
NGFC-21-115
NGFC-20-35
Legend
2020-2021 drill collars
Historical drill collar
Geophysically interpreted faults
Footprint of mineralized zones
Interpreted quartz vein network
Drill hole sample assays Au (g/t)
0.1 - 0.5
0.5 - 1.0
1.0 - 5.0
>5.0
CRS: NAD83 (EPSG 4269)
Date drafted: 02-07-2021
0
50
100 m

Figure 9: Plan view of the Lotto Zone with assays >0.1 g/t Au projected to surface. Source: New Found (2021)

Powerline Prospect

The powerline prospect consists of iron carbonate alteration zones up to 5 m wide, with narrow quartz veins. Quartz veins are in shales and conglomeratic greywacke with acicular arsenopyrite observed in the iron carbonate altered conglomeratic greywacke. To the north, the zone appears to be offset to the east along the crosscutting Herman’s Pond fault structure.

Road Prospect

The Road prospect is located ~200–300 m east of the AFZ structure and southeast of the Dome showing. The prospect is oriented at a 30° angle to the AFZ, striking ~165°. Mineralization consists of a sheared and folded zone of iron carbonate alteration (up to 3 m wide) and boudinaged quartz veins that trend north along the shear. The main, shallow dipping (40°) quartz vein is up to 0.7 m wide, with an average width of ~0.3 m, and contains visible Au. Gold mineralization is associated with arsenopyrite, minor pyrite and green and brown sericite, similar to the Dome prospect. Two holes were drilled in 2020 (NFGC-20-71 and NFGC-20-76) and these holes revealed two near-surface (~25 m and ~50 m deep) highgrade ore zones defined by massive and brecciated quartz veins hosting visible gold. The gold-bearing quartz veins predominantly occur orthogonally to the bedding planes indicating a dip towards the southwest. OTV data indicates a similar vein orientation.

Trench 26 Prospect

Candente Resources’ Trench #26 identified a strong Au and As soil anomaly~250 m to the west of the AFZ, immediately to the west of the access road and ~200 m along strike of the Powerline showing. The mineralization is hosted in black to graphitic shales with green shales and greywackes and is the northernmost mineralization identified on the west side of the AFZ.

TCH

The TCH prospect is located ~700 m south of the Keats prospect adjacent to the Trans-Canada Highway. 2021 drilling (NFGC-21-138 and NFGC-21-144) indicates characteristics similar to the Keats prospect where NFGC-21-144 intercepted gold-bearing massive vuggy quartz veins and NFGC-21-138 revealed extensive (>10 m wide) gouge-rich fault zones.

Golden Joint

The Golden Joint prospect is located approximately 1 km north of the Keats zone and approximately 850 m south of the Lotto zone. Massive vuggy quartz veins host numerous gold grains which resemble the quartz vein system at the Lotto prospect. At the Golden Joint, the AFZ is remarkably wide (>50 m), hosting extensive intermediate dikes as part of an extensive deformation corridor which also contains gold-bearing veins.

Joe Batts Pond Deformation Zone

The JBPDZ is a 500–1,000-m-wide linear belt of high strain ductile- to brittle-deformed mudstone, containing numerous quartz and iron carbonate veins, some of which can be traced for hundreds of meters. Gold mineralization has been identified along seven kilometers of this corridor to date. Exploration along the JBPDZ has primarily focused on surface trenching and diamond drilling to define the mineralized zones. Key prospects along this trend are H-Pond (including the Pocket Pond, 1744 and 798 zones), Pocket Pond, Glass, Logan and Lachlan.

H-Pond, Pocket Pond and 798 Prospects

The H-Pond Prospect is located along the trace of the H-Pond brook, directly underlying the H-Pond brook quartz boulder train, and comprises three subzones: H-Pond, Glass and 1744. The H-Pond mineralized quartz veins strike is implied over a length of 800 m and to a depth of 250 m. The mineralization generally occurs in zones of steep (~70°), northwestdipping and northeast–striking quartz veins. The Pocket Pond and 798 are prospects situated along the JBPFZ, approximately 3 km south and 2 km north of the H-Pond prospect respectively. Given the general similarities between the three H-Pond subzones and the Pocket Pond and 798 prospects, a general description is provided below. The quartz veins are hosted by folded and variably altered, fine to very fine-grained mudstone/shale, with slightly grittier siltstone sections. Light-green-colored siltstone horizons represent a unique lithology in the area not observed in any of the prospects along the AFZ. The quartz-veined zones contain ~25% quartz vein material and are on average ~5 m wide, but range from 1–24 m in width. The veins consist of partly vuggy quartz-iron carbonate and contain visible Au. Approximately 50% of the vein zones contain individual veins >20 cm thick, while 7% of the zones have veins >1 m thick. Zones containing thicker veins typically host higher Au grades, especially when proximal to the contact between light green and dark colored siltstones. The veins and host-rock in the area are intensely folded, adding complexity to the overall vein orientation. Accompanying the veins are finely disseminated pyrite, coarse granular pyrite and arsenopyrite (up to 3 cm), which often propagate along bedding planes. The sulfides are locally zoned, showing pyrite overgrowths around the cores of arsenopyrite. In many places, the porphyroblasts have quartz-filled pressure fringes. Some of the finer pyrite appears to replace the iron carbonate granules. Sulfide contents reach a maximum of 15–20% proximal to the veins, though the sulfide content is rarely >1–2%, including the veins themselves. Accessory minerals in the veins include iron carbonate, chlorite, sericite, dickite, talc, gypsum, yellow to purple-grey sphalerite, chalcopyrite, galena, boulangerite, and locally, visible Au. Visible Au was mainly observed near vein margins or in the immediately adjacent wall rock. The iron carbonate usually occurs along the vein margins as lathy crystals up to 2 cm in length. Most of the quartz veins are enveloped in a 50–75 m-wide, steeply northwest-dipping zone of strong sericite–iron carbonate alteration, often expressed as pervasive mm-sized spot texture. On the western (hanging wall) side, sericite alteration is more intense, and the rock has been bleached to a creamy yellow color. Some of the iron carbonate granules are locally rimmed or completely replaced by chlorite. Alteration patterns at the Glass showing are of cryptic alteration haloes with iron carbonate extending for tens of centimeters and lesser amounts of sericite along the vein margins.

Lachlan / Logan Prospect

The Lachlan and Logan prospects were initially discovered in 2000 and 2017, respectively, and likely represent the same mineralized zone as they are separated by tens of meters. The Lachlan/Logan prospects represent the southernmost Au showing along the JBPDZ, occurring south of the Trans-Canada Highway. Mineralization extends over ~175 m along strike. The bedrock comprises variably iron carbonate altered siltstones and shales that are cut by a number of north striking and steeply dipping quartz veins (1–20 cm). Locally, visible Au has been noted along with significant concentrations of near massive arsenopyrite (clots to 15 cm).

Queensway South

The Queensway South claims are less explored than the northern portion of the Queensway Project, owing partly to greater glacial cover and distance from major population centres. However, a number of Au discoveries have been made through prospecting, soil and till sampling and surface trenching. Notable Au prospects in this area include the Greenwood Pond, Hornet, North Paul’s Pond, Aztec, Goose, Road Gabbro and LBNL showings.

Greenwood Pond Prospect and Hornet Showing

The seven Greenwood Pond showings (DME File No. 2D/11/Au012 to Au018) and the Hornet showing (DME File No. 2D/11/Au008) consist of altered gabbro with disseminated pyrite and typically <5% arsenopyrite. The Hornet showing consists of small, 1–2 cm, quartz-pyrite stringers with vuggy quartz veins in a silicified, fractured and brecciated felsic unit. No drilling results are reported for either the Greenwood Pond or Hornet showings.

North Paul’s Pond Prospect

The North Paul’s Pond prospect (DME File No. 2D/11/Au020) consists of quartz veins up to 1 m wide exposed in trenches. Quartz veins contain 10–20% patchy to semi-massive arsenopyrite and are hosted by strongly foliated, and tightly folded, fine-grained Davidsville Group siltstones. The highest-grade mineralization is associated with a combined IP/chargeability anomaly and a cluster of angular, Au-bearing quartz vein floats.

Aztec Prospect

The Aztec prospect (DME File No. 2D/11/Au006) and A-Zone Extension prospects (DME File No. 2D/11/Au007) contain epithermal-style quartz veins and alteration associated with the fault contact between the Davidsville Group and Indian Islands Group. Mineralization consists of low-grade Au values which have been trenched and tested with six diamond-drill holes and have been traced along strike for ~330 m. The Aztec prospect alteration is believed to have developed in the structural footwall of a fault zone and is comprised of silicified, pyritic conglomerate or breccia. Tallman (1989) suggests these features could have developed adjacent to an epithermal style silica sinter. Gold mineralization typically carries <1 ppm Au and is associated with the conglomerate. The “hydrothermal breccias” exposed on the surface exhibit multiple phases of brecciation and pervasive silicification, with concentric chalcedony rinds, over a thickness of ~10 m. Below the hydrothermal breccia, and structurally beneath the possible sinter is an ~70 m thick zone of variably developed argillic alteration in fine-grained siltstone/sandstone. The alteration intensity appears to decrease away from the structural contact. The alteration zone has a strike length of 330 m, and a width of 100 m with a shallow dip to the northwest. Historical drilling tested the mineralized zone but further drilling would be required to determine the true width of mineralization. The A-Zone Extension runs parallel to the Aztec prospect (500 m to the east). The prospect comprises a ~30-m-thick, pervasively chloritized and locally potassic-altered, greywacke unit in siltstone that is cut by extensional quartz-carbonate veins carrying arsenopyrite/pyrite. The mineralized zone has a strike length of ~250 m. No drilling is reported to have tested this zone.

Goose Prospect

The Goose Prospect (DME File No. 2D/11/Au011) was discovered by Noranda during follow-up of grab sample values of up to 42.1 ppm Au. It is hosted by weakly deformed massive sandstone, limonitic sandstone and chloritic siltstone of the Davidsville Group. Patchy silicification of the host rock is associated with 1–2 cm milky white quartz veins and veinlets. The mineralization consists of fine to coarse patches of arsenopyrite, pyrite and pyrrhotite in quartz veins and as disseminations (up to 10%) in the wall rock. Mineralization is regular along strike (055) and dips moderately to the northwest, varying from 2–10 m thick (average 3 m) over a strike length of 180 m, and remains open along strike and at depth. It was tested over a 100 m strike length by seven trenches, four diamond drill holes (291.1 m) in 1988, and four diamond drill holes (572 m) in 2004, locating narrow high-grade intervals (including 15.68 g/t Au over 0.8 m (PP-04- 01)). Further drilling would be required to determine the true width of mineralization.

Road Gabbro Showing

The Road Gabbro Showing (DME File No. 2D/11/Au009) is hosted by the Botwood Group, close to the Davidsville Group contact. The outcrop consists of gabbro crosscut by quartz veins that carry pyrite and minor visible Au that intrude siltstones and shales of the Botwood Group. The region has undergone chloritization and silicification. There has been no reported drilling at this showing to date and it remains largely untested.

LBNL Showing

The LBNL Showing (DME File No. 2D/11/Au010) consists of narrow quartz-arsenopyrite veins in a silicified granitic intrusive and was initially detected by an anomalous soil sample. Arsenopyrite forms coarse patches in the veins and sometimes mantles the vein margins. Trenches reveal part of the LBNL Showing has undergone chloritization and sericitization. Float near the showing consists of angular, sericite-altered greywacke that is pyrite and arsenopyrite bearing. No drilling is reported for this showing.

5.5       Deposit Type

Orogenic Gold Deposits

Orogenic Au deposits form in metamorphic rocks of the mid-to-shallow crust of compressional settings, where Au-bearing fluids (derived from dehydrated metamorphosed rocks) migrate upwards from depth via structural conduits and precipitate Au (often within quartz veins) following cooling and decompression. The crustal continuum model argues that orogenic Au mineralization occurs at pressures and temperatures covering a wide range of depths, from the subgreenschist to granulite facies. More recent literature has suggested that orogenic Au deposits have a more restricted range of depth and temperature — mostly greenschist facies conditions. Notwithstanding the controversy of their formation, a large number of Au deposits that range in nature from replacement-style, quartz-vein hosted and those demonstrably associated with intrusions, are classed as orogenic Au deposits. This results in a plethora of different characteristics associated with orogenic Au deposits.

Geological and Genetic Model

Gold mineralization in central Newfoundland is thought to be associated with the ~408 Ma regional D2 deformation event of the Acadian Orogeny (450–400 Ma). This event overprints an initial regional D1 event that is associated with a pervasive NE-striking fabric and doubly plunging folds (northeast and southwest). At the Queensway Project, D1 deformation resulted in tight-to-isoclinal folds with NNE-striking S0 and S1 fabrics. This event was followed by the development of NW and SE-dipping splay faults along the main NE-striking regional structures (D2). Crosscutting relationships of auriferous veins and D1 folds suggests Au mineralization postdates the D1 regional event and likely pertains to a D2 regional deformation event. New Found interprets the geological model for mineralization in Northwest Newfoundland to be analogous to the Victorian Goldfields with striking similarities between the drill core from the Queensway Project and Fosterville Mine, Australia.

The strong Au-Sb metal association and the brittle nature of the Au-bearing quartz veins at the Queensway Project relates to an cpizonal, sedimentary-hosted orogenic Au system. The geological setting and style of Au mineralization are like other Au occurrences such as the Meguma Supergroup, in Nova Scotia, Canada and the Castlemaine-Bendigo region, in Victoria, Australia. The metamorphic breakdown of pyrite, releasing sulfur and trace metals (including Au) is a possible mechanism for generating fluid-mobile Au and sulfur, like is observed in the Otago Schist, New Zealand. Mudstone horizons with disseminated pyrite in the Hunt’s Cove and Outflow formations, containing pyrite nodules up to 10 cm in size, offer a potential sulfur and Au source for mineralization of the Queensway Project.

Application of Exploration Concepts

New Found has tailored its exploration approach to orogenic-style quartz-vein-hosted Au mineralization. This includes geochemical and heavy mineral analysis of till samples, grab sampling, trenching and drill testing. Regional exploration is driven by locations of regional-scale and secondary fault-structures, as defined by geophysical interpretation. Drill orientations are designed to suit the geometry of mineralization based on surface and drilling data. The QP (Mr. Sterk) considers this approach to be appropriate for deposits of this style.

5.6       Exploration

Summary

In 2016, New Found exploration for Au mineralization on the Queensway Project was limited to a till sampling programme.

In 2017, New Found exploration for Au mineralization on the Queensway Project included regional and detailed prospecting, geological mapping, trenching, a structural study of the trenched areas, a drone survey and an airborne geophysical survey, and drilling. In 2018, exploration included additional interpretation of geophysical data, a detailed structural geological survey, a significant regional till sampling program, soil surveys, regional prospecting and surface trenching. In late 2018 and early 2019, a culvert was replaced, and roads were upgraded between North and South Herman’s Pond to allow access for diamond drilling program. In 2020 New Found started a till sampling program, a prospecting programme and a trenching programme. These programmes remain ongoing at the time of writing this report. Up to 27 May, 986 till samples and 1,456 prospecting/grab samples (outcrop and float) were collected over the project area and a total of 16 trenches were completed. A HeliFALCON survey was conducted in March 2020 and 3-D inversion of the survey data was completed in February 2021.

2016 Till Survey - JBPFZ

From November 3–8 2016 New Found contracted Overburden Drilling Management Limited (ODM) to undertake sampling of glacial till deposited by northward flowing ice. A total of 59 samples of oxidized, C-horizon till were collected from hand-dug shovel pits on a portion of the property that overlies the auriferous JBPFZ Trend. The objective of the program was to detect and delineate Au-grain dispersal trains emanating from undiscovered quartz veins of potential significance.

The following excerpt is from the report published by Holmes and Michaud (2017) of ODM:

The Au grain content of the till is effectively anomalous over the entire 1.5 km x 5 km survey area (Figure 16) and the Au background could not be established. The counts ranged from 19–1,744 grains and averaged 127 grains per sample. Forty-nine samples (83%) yielded Au counts >40 grains including 24 samples (41%) with >100 grains and three samples with >300 grains. Approximately 70% of all Au grains are pristine to partly modified indicating that most of the Au has been transported <1 km; thus, is derived from multiple sources. A larger number of pristine and modified grains were recovered from the up-ice end [northeast] of the sampling area. The increase in reshaped morphologies down-ice indicates that the Au sources are concentrated toward the up-ice end of the survey area.

The overall anomaly was evidently produced by: (1) a plethora of small, auriferous quartz veins (i.e. Bendigo-type veins) that were sufficiently exposed during glaciation to contribute a significant amount of Au to the till; and (2) the mineralized trend being parallel to the N020° ice-flow direction.

2017 Prospecting

Regional prospecting consisted of outcrop/float sampling throughout the Queensway South and Twin Ponds portions of the property following existing forest access roads and foot traverses, in August–November 2017. A total of 193 rock samples were collected, including 158 from the Queensway South area (93 outcrop, 65 float), and 35 from the Twin Ponds property (30 outcrop, five float). The results, locations, and descriptions of selected rock samples are presented in the Technical Report. Geological evaluations of the Queensway North and Queensway South areas were also carried out including assessment the JBPFZ and AFZ trends and a helicopter tour of prospecting showings discovered during the regional prospecting. A four-day structural and trenching study was carried out in November 2017 over the AFZ and JBPFZ trends.

2017 Trenching: Joe Batts Pond Fault Zone (JBPFZ)

Trenching carried out in November–December 2017 focused on Au targets generated by the 2016 prospecting and till sampling surveys along the JBPFZ. The initial permitted program proposed ninety-four trenches of ~25 m length crossing the northeast-southwest regional trend. Ultimately, 24 trenches were dug including 14 sites that encountered bedrock. Many of the proposed sites encountered overburden deeper than the excavator arm could reach (~6 m) and were reclaimed and abandoned. All except six trenches were reclaimed after examination and sampling; four with shallow overburden were contoured and left open for future review and two others were left open, fenced, with warning signs erected, and permission from the DNR to allow for further mapping and sampling in the spring. A total of 122 channel samples and 40 grab samples were taken from the five trenched areas — QP trench (19 samples), 798 trench (29 samples), Glass trench (23 samples), JBT trench (two samples), and Logan trench (89 samples). The location and assay results of selected samples are presented in the Technical Report.

2017 Structural Geology Assessment

The structural geology of the Queensway Project was evaluated by William Oswald of GoldSpot Discoveries, a PhD student from Institut National de la Recherche Scientifique in Quebec City, in November 2017. He spent four days working on the Queensway Project, visiting the 798, Glass and Logan trenches along with a New Found prospector. This work was hindered by water filling the trenches and cold weather and although the trenches were pumped out, some water/ice remained in the 798 and Glass trenches when the structural geological review was carried out.

Lithological and structural data were collected from outcrops and trenches (dug and backfilled). Most outcrops are grey, bedded to laminated siltstone to mudstone with local gabbroic sills present in the stratigraphy. The main fabric (Sn+1) measured over the Queensway Project is oriented NE-SW and steeply dipping, which is consistent with the regional context. This fabric is likely associated with tight folds; however, no fold hinge zones were clearly identified. Scattered outcrops in the vicinity of Gander suggest such folds are open near Gander and become tighter toward the property area, where major fault zones are suspected.

Gold mineralization is documented in association with quartz veins. The veins are present as a set of fault-fill veins subparallel to the main fabric and a second set of extension veins at a high angle. All veins are affected by folds and boudinaged, suggesting emplacement during the main deformation event. Fault-fill veins are oriented northeast and dip 60–80° to the northwest or southeast. Folds of these veins tend to plunge shallowly to the southwest (25°). Measured extension veins are striking south–southeast, dipping 50° to the northeast.

2017 Airborne Survey – CGG Canada Services Ltd.

In May–June 2017, an airborne geophysical survey (HELITEM35c, magnetics and digital terrain model) was carried out by CGG Airborne over the Queensway Project for Palisade Resources Inc. (now New Found). Line spacing was 200 m in an Data were acquired using a HELITEM35c electromagnetic system, supplemented by a high-sensitivity cesium magnetometer. The data were processed to produce images that display the magnetic and conductive properties of the survey area. A GPS electronic navigation system was used for positioning of the geophysical data. The HELITEM35c comprises a MULTIPULSE system configuration transmitting in two pulses – the half sine pulse and the square pulse with the square pulse gates providing information from the near surface and the half sine providing information at depth. The report by CGG Canada (CGG Canada Services, 2017) describes the logistics, data acquisition, processing, and presentation of results of the survey.

2018 Interpretation of Airborne Geophysical Data

A preliminary interpretation of the 2017 HELITEM35c geophysical survey and historical geophysical data for the Queensway Project area was completed by consulting geophysicist Brenda Sharp (GoldSpot) and a more detailed interpretation was carried out in 2018. Geophysical interpretations of the Queensway North, Queensway South and Twin Ponds areas are summarized below.

Queensway North

Most of these magnetic survey data, especially in the northern regions, show a quiet magnetic background consistent with the mapped siliciclastic marine sediments of the Davidsville Group, and NNE to SSE-striking narrow magnetic features attributed to low-angle mafic dykes intruding the Davidsville Group. The GRUC is obvious along the northeastern edge of the geophysical survey as a strong magnetic signature with associated EM zones/lineaments. Later, SE-striking dykes occur in the Davidsville Group close to the GRUC. The magnetic data were upward continued to identify areas of low magnetic intensity, possibly associated with Au mineralization, which is not easily identified in a magnetically quiet environment. Figure 16 presents the vertical derivative of the 150 m upward continued Residual Magnetic Intensity (RMI). It identifies several NNE-striking areas of slightly lower magnetic intensity, including the Lotto, Letha, Grouse, H-Pond and Pocket Pond showings, and other areas between the AFZ and JPBDZ not yet explored. Given the mostly low amplitude response of the magnetic data, structural features have been defined using upward continued magnetic grids, offsets and truncations in dykes and the EM data. The major structural directions determined from the geophysical data are south–southeast, northeast (dextral), southeast and north. The magnetic response from culture (a powerline) along the Trans-Canada Highway is clearly identified crosscutting the survey. Like the magnetic data, the EM response is relatively weak, with a fabric striking 030. The weakly-elevated background EM response is attributed to slightly more conductive material in low-lying areas. In a west–east direction, the units are more resistive closer to the AFZ and with an “abrupt” change in elevation (from 100–70 m) closer to the JBPFZ, where the EM data are slightly more conductive. Variations in the EM data may also indicate changes in lithology. Stronger conductive responses are noted immediately to the west of the AFZ and associated with the GRUC. The EM data also identified numerous lineaments, with several associated with mineralized areas. The lineaments have an unusual signature, possibly an IP response, which may be due to clays, graphitic argillite or alteration. In the interpretation of the EM data, no differentiation has been made between conductive anomalies and potential airborne IP effect zones since along their length, these features can change geometry, appearing as either a conductive or airborne IP anomaly. Where strong and/or isolated IP effects exist, they have been labelled separately in the interpretation layers.

Queensway South

The magnetic fabric is more pronounced in the Gander South area and increases to the south. On the western geophysical survey boundary (southern part of licenses 24560M, 24562M, 24559M), a mafic unit is attributed to the MPIS, and on the eastern survey boundary (eastern edge of licenses 24566M, 24567M), the increased magnetic response may be part of the GRUC. An extensive gabbroic unit, striking northeast located in the south-central part of the survey and hosts the Greenwood Pond showings. The gabbro may be folded and sheared along the fold axis with a northeast strike. This unit is extremely disrupted and crosscut by multiple (proposed) structures. Most of the showings occur in areas of reduced magnetic intensity, likely reflecting structures or alteration zones.

Extensive weak-to-moderate magnetic zones striking 034 in the south and 024 in the north occur in the south-central area of the survey and near the eastern survey boundary. The eastern magnetic zone, which approximately correlates with the mapped contact between the Outflow Formation and Hunts Cove Formation of the Davidsville Group, comprises several narrow, close-spaced magnetic lineaments coincident with formational EM conductors. The central zone is weaker than the eastern zone and is adjacent to a formational conductive zone. Along the western survey boundary, between the MPIS mafic units and the gabbroic unit, is a non-magnetic unit that corresponds to a weak–moderate conductive zone, which may be part of the Indian Islands Group or Ordovician black shale. The previously mapped Bear Pond Gabbro lies in a magnetically quiet area, with the response more consistent with that of a sedimentary unit.

The Queensway South area is structurally complex with major structures following the geologic fabric, striking 025–040, and other structures striking subparallel to the Gander River at 060 showing dextral offset, and 095–125, also with dextral offsets, occurring throughout the area. Less commonly, structures striking ~170–180 are identified. Figure 17 and Figure 18 show the magnetic and EM interpretations respectively, along with the major structures (regional and more local scale) defined from a combination of both the magnetic and EM parameters. The combination of the magnetic and EM data produces a slightly different geologic scenario, especially in the southern Queensway South area. The (proposed) gabbroic unit lies along the mapped contact between Indian Islands Group and Davidsville Group, and the contact seems to lie closer to the western survey boundary than previously mapped. Likewise, if the extensive eastern magnetic/conductive zone marks the transition between the Outflow Formation and the Hunts Cove Formation, then the contact is ~2 km further to the west in the northern part of the Queensway South area than what was previously mapped.

Twin Ponds

Unlike the Queensway North area, the magnetic data over the Twin Ponds properties show an elevated magnetic background. The mapped geology suggests that the major lithologies are the Ten Mile Lake Formation (TMLF), the Duder Group mélange/Badger Group and MPIS mafic intrusives. These contacts are clearly identifiable in the magnetic data. In addition, a strongly magnetic unit striking northeast/north–northeast, adjacent to the Reach Fault may be an extension of a mapped mafic unit located to the northeast along the boundary of the claims.

The EM data over most of the area is quite resistive, showing little response in the TMLF, except for a strong airborne IP response in Twin Pond itself, which is likely due to a buildup of clay/lake bottom sediments. A weak conductive zone is noted at the contact between the Duder Group and TMLF. To the north of a proposed southeast structure, which extends through Twin Pond, the zone is more conductive. Several major structural directions are defined, north–northeast (Reach Fault direction), northeast and southeast. However, there is no obvious correlation between the magnetic signatures and the locations of Au showings in the area.

663,000 mE
664,000 mE
665,000 mE
666,000 mE
667,000 mE
5,433,000 mN
5,432,000 mN
5,431,000 mN
5,430,000 mN
5,429,000 mN
5,428,000 mN
N
S
E
W
024244M
024136M
Davidsville Group
023860M
023881M
006821M
023864M
023862M
023863M
023874M
024031M
023720M
024266M
024026M
023721M
023861M
023866M
024140M
798 Boulder
H-Pond
Pocket Pond
HP-07-37
Joe Batts Pond
Ice flow
LEGEND
2016 till sample No. JBPT-16-001 with 83 gold grains
2007 diamond drill hole No. HP-07-37
Gold prospect
Mineral licence No. 023721M
Number of Gold Grains
19 to 40
41 to 300
301 to 1000
1001 to 1744
UTM NAD83 Zone 21
0
500
1000
metres
Scale: 1:25,000

Figure 10: Queensway North, JBPFZ, 2016 till sample locations and Au grain count values. Source: ODM (2017).

Figure 11: Queensway Project residual magnetic intensity (RMI). Source: MacInnis & Azad (2018).

Figure 12: Queensway Project dB/dt Z component half-sine channel 9. Source: MacInnis & Azad (2018).

620000E
630000E
640000E
650000E
660000E
5420000N
5410000N
5400000N
5390000N
5380000N
5370000N
5360000N
N
33844: 0.150 ppm Au
33843: 0.127 ppm Au
33841: 0.212 ppm Au
33839: 0.219 ppm Au
33840: 0.209 ppm Au
37111: 1.99 ppm Au
33825: 0.163 ppm Au
33829: 0.132 ppm Au
33827: 0.685 ppm Au
33828: 0.106 ppm Au
33530: 0.284 ppm Au
33529: 0.143 ppm Au
37114: 1.22 ppm Au
37113: 5.31 ppm Au
33537: 0.231 ppm Au
33540: 2.54 ppm Au
33539: 15 ppm Au
37116: 0.135 ppm Au
Queensway Grabs 2017
<0.1 ppm Au
>0.1 ppm Au
Queensway Project Outline
License Boundaries
Roads
0
5
10 km
20 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2018)
rsc

Figure 13: Queensway South, 2017 select grab sample locations and highlighted areas

650000E
655000E
5445000N
5440000N
5435000N
N
36007: 0.556 ppm Au
36006: 0.233 ppm Au
Queensway Grabs 2017
<0.1 ppm Au
>0.1 ppm Au
Queensway Property Outline
License Boundaries
Roads
0
1
2 km
21 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2018)

Figure 14: Ponds Area, select grab sample locations

658000E
665000E
672000E
N
5439000N
5432000N
5425000N
Appleton
Queensway Grabs 2017
<1 g/t Au
>1 g/t Au
Queensway Property Outline
License Boundaries
Trans Canada Highway
Roads
0
2
4 km
19 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2018)
rsc

Figure 15: JBPFZ/AFZ Area, 2017 grab sample locations

Figure 16: Queensway North Area, first vertical derivative of the upward continued RMI. Source: MacInnis & Azad (2018)

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
N
Davidsville Group?
gabbro - increasing magnetic intensity
ultramafic rocks - increasing magnetic intensity
Indian Islands Group?
undefined felsics?
Mt Peyton felsic intrusive or Botwood Group?
weakly to strongly magnetic material associated with graphitic formational conductors
Duder Group?
Ten Mile Lake Formation?
weakly magnetic unit
Regional structures
Local structures (probable)
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 17: Queensway South, magnetic interpretation of local and regional scale structures. Source: MacInnis & Azad (2018)

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
N
EM lineaments - possible
EM lineaments - probable
EM dipping lineaments
EM single point anomalies
probable
possible
EM anomalous zone
EM airborne IP effect
single point anomaly
zone
lineament
EM contact
EM lithologic unit
Local structures (probable)
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 18: Queensway South Area, EM interpretation. Source: MacInnis & Azad (2018)

2018 Structural Geology Survey

A structural geology study of the Queensway Project area was conducted by GoldSpot in September 2018, following the initial structural geology survey of 2017. The intention of the survey was to understand the regional structure of the Davidsville Group and nearby units, and to evaluate the structural setting of Au mineralization in the Queensway Project. The results of this survey are summarized below.

Most units in the Queensway Project area display a penetrative, sub-vertical, axial planar structural fabric (S1) striking north–northeast (~215°). Local decimeter-scale, open to isoclinal folds (F1) have been observed, plunging shallowly to the northwest. Occasional SW-plunging folds are interpreted to be caused by D2 interference, consistent with other studies. Variations in the attitude of S1 are documented and are interpreted as resulting from the development of crosscutting NE-striking dextral fault/shear zones, consistent with late-stage dextral transpression during the main deformation event. Drag folds affecting the main fabric are present. Such fault zones are present at outcrop-scale, typically with half a meter to a few meters offset determined in the presence of quartz veins. The widest example occurs on the north shore of Gander Lake, to the west of the Gander River. It consists of a 10–20-m wide, sub-vertical zone of intense S1 disruption striking 075°. The S1 fabric is frequently affected by crosscutting D2 structures. Such structures consist of early to well-developed kink banding, fault planes and locally open folds. They strike 125°–130° and dip ~60/220. A conjugate, secondary set of faults/kink banding is locally present at approximately 30°. Relative kinematic indicators indicate southeast extension and northeast compression.

Most structures observed are of meter to decameter-scale. The lithological homogeneity of rocks in the Queensway Project hinders the identification and delineation of major structures at a property scale. Consequently, geophysical data has been used to identify probable structures.

2018 Till Geochemistry

New Found collected till samples from February through to July 2018. The till sample locations were based on GPS grids designed around property boundaries, lakes, rivers, and boggy areas. Grid 1 is the regional survey over Queensway South using 2 km spacing and a 1 km offset on every second line. Grid 2 is a detailed grid over the Queensway South southwest magnetic anomaly, with spacing at 500 m with a 250 m offset. The regional till survey produced 339 samples and the detailed grid produced 276 samples. Some planned samples were not collected due to excessive organic material, sandy, non-till material, or rocky ground with little till. Efforts were made to sample all sites; however, some areas along the Northwest Gander River were not sampled as they consisted of reworked fluvial material and are not true tills. Of the 615 till samples (356 regional, 276 detailed), 83 samples (64 regional and 19 detailed) returned analysis values >0.008 ppm Au (14%) with 0.008 ppm Au considered a background level for the area. Four hundred and thirteen samples returned values the below detection of <0.002 ppm Au. Of the Au anomalous samples, 28 (25 regional and 3 detailed) returned values of >0.02 ppb Au, with the highest values of 0.133 ppb Au (regional-33980), 0.065 ppm Au (detailed-37338) and 0.045 ppm Au (regional-33075). The till results suggest at least six target areas for follow-up prospecting.

2018 Satellite Imagery

New Found contracted Pacific Geomatics Ltd. (PACGEO) of Cowichan Bay, British Columbia, to task satellite images for the Queensway Project. For the Queensway North area, covering 240 km2, satellite images were sourced from DigitalGlobe’s WorldView-3/4 with 4-band select tasking and <15% cloud cover at a pixel resolution of 30 cm. Satellite images of the Queensway South and Twin Ponds areas, 938 km2 and 100 km2, respectively, were sourced from DigitalGlobe’s WorldView-1 and GeoEye-1 with 4-band select tasking and <15% cloud cover at a pixel resolution of 50 cm. PACGEO provided bundled processing which included scaling, orthorectification, enhancement, mosaic and cloud patch as required. The bundle had both natural and false color infrared products. Combined, the satellite images cover the Queensway Project in its entirety.

2018 Soil Surveys

Anomalous Au and As values in float rock samples from 2016–2017 prospecting in the Queensway South area were followed up with two gridded soil surveys in 2018. Samples were acquired from the B horizon, where possible, using “Dutch” augers through the ice/snow. While not an ideal time for soil geochemistry, sample acquisition was good, and most samples were reasonable B horizon soils. Samples were analyzed at Eastern Analytical in Springdale, NL, for Au by fire assay with AAS finish and for trace elements by four-acid digest with an ICP-OES finish.

Jumbo Brook Soil Survey

The Jumbo Brook soil survey grid consisted of eleven 1-km long, 100-m spaced lines, from a 1 km baseline at 040 and was completed in early February 2018, with a total of 373 samples analyzed. Twenty-one of 373 samples returned >0.01 ppm Au with a maximum value of 0.09 ppm Au and 6 values >0.02 ppm Au. The grid lies over the contact between the Davidsville Group to the east and the Indian Islands Group to the west. Elevated Au results for soil and float samples appear to be clustered near the forest access road and suggest a possible source to the south-southwest towards “Thumb- Up Pond” or the boggy area just to the west of it. Results for As were atypically low with a maximum value of 463 ppm As, Sb was <6 ppm, Ag at the lower detection limit of 0.2 ppm and base metal values were weakly anomalous.

Yellow Fox Brook Soil Survey

The Yellow Fox Brook soil survey grid consisted of 11, 100-m-spaced, NW-striking lines, each 1 km long, from a 1 km baseline at 050. Sampling was completed in early May 2018 with a total of 380 samples analyzed. Twelve of 380 samples returned values >0.01 ppm Au with a maximum of 0.047 ppm Au, the only value above 0.02 ppm Au. The grid covers the contact between the Davidsville Group to the east and the Ten Mile Lake Formation to the west. Samples 33843 and 33844 occur along Yellow Fox Brook and represent a possible target to the north of the grid and the three float samples (33839–33841) appear to line up with the elevated soil samples in a northeast trend; however, the suggested ice flow direction from the south–southeast indicates a south-lying source for the float and soil. Base metal, As, Sb and Ag results give values lower than at Jumbo Brook except for two values for Ag >1 ppm for samples 2280 (1.7 ppm) and 2316 (1 ppm). The Ag and Au results may indicate a possible east-northeast trend that reflects a source to the west-southwest resulting from a more localized ice flow direction along Yellow Fox Brook Valley.

2018 Prospecting

A total of 528 prospecting rock samples were taken on the Queensway Project in 2018, including 104 samples from Queensway North, 382 samples from Queensway South and 42 samples from TP. Samples consisted of outcrop (309), chips from outcrop (5), sub-crop (8) or float samples (206), taken mainly as ‘grab’ samples or ‘selected’ grabs with mineralization, especially visible Au, included in the sample. Forty-one control samples, 24 blanks and 17 standards, were also included for quality control.

Historical values and till results were used to select targets in the Queensway South and include: Joe’s Feeder; the Narrows at Steel Bridge; Winter Brook; Hussey Pond; SE Paul’s Pond; Greenwood Pond; Jumbo Brook; Eastern Pond and Larson’s Falls. Associated with a structural study by GoldSpot, abnormally low water levels in the late summer allowed for prospecting to be done along the shore of Gander Lake and the Gander River systems and around historical showings, including the southern AFZ trend in the outflow area. In the northwestern part of the JBPFZ trend, prospecting evaluated historical results which suggested a continuation or parallel trends. In the Twin Ponds area, limited systematic prospecting across the structural trend was carried out looking for on strike extensions to historical Au showings such as the T-Rex, Blue Peter and Clydesdale which are adjacent, to the north of the New Found licenses, as well as evaluating the potential of magnetic/electromagnetic targets located in the 2017 airborne survey.

Of the 528 samples analyzed, 36 samples returned analyses >0.50 ppm Au, 24 samples >1.0 ppm Au, 11 samples >3.0 ppm Au, and four samples >10 ppm Au. The highest Au value was reported in sample X942013 (44.7 ppm Au), a grab sample from the Glass T2 trench, in a sulfide-enriched portion of a quartz vein. In general, an increase in Au values is associated with an increase in As values, although overall, As values are usually <500 ppm. A correlation of Au with base metals and Ag was not found except for some mineralization along the eastern trend on the JBPFZ where Pb values are elevated and a dark grey sulfide, thought to be boulangerite is noted. The location and assay results of the 2018 rock samples are presented in the Technical Report.

2018 Trenching

Trenching has been a successful follow-up method at the Queensway Project, with many of the Au zones located and/or better defined and traced through trenching. Examples include Dome, Road, Lotto, Little Cokes, Knob, Bullet, Glass, Greenwood Pond showings, Aztec, A-Zone, LBNL. Trenching is a good early-stage follow-up technique although overburden depths can exceed 6 m. All trenches are required to be reclaimed.

New Found submitted an exploration plan for 133 possible trenches in the JBPFZ area in 2018. An Exploration Approval (#E180252) was given by the DNR on August 27, 2018, with a year to complete the work. Twelve trenches were attempted, with the majority of trenches at the Glass T2, where the 2017 trench was extended to ~150 m in length and up to 25 m in width. Most other trenches either failed to reach bedrock or were so deep that they were sampled by breaking rock off with the excavator bucket. The coordinates for the trenches are listed and their location is shown in the Technical Report. Channel samples were cut with a gas-powered diamond blade saw with sample cuts ~2–3 cm wide, 5–10 cm deep and usually 1 m long. Samples were bagged at collection. In some cases, additional grab samples were taken to investigate vein differences.

Most trenching in 2018 was carried out at the Glass showing (GS TR 2) where the 2017 trench was extended and widened. Multiple quartz veins were mapped by drone, and channel sampled. Structural mapping was also carried out by GoldSpot as part of their regional scale property review. The highest assay value is 44.7 ppm Au (X942013) from a 10–12 cm quartz vein with semi-massive stringers of dark grey to black, pyrite and arsenopyrite, sampled at the northern end of the trench. Base metal values are low to insignificant; however, Ag, and Sb are anomalous. The channel sampling tested only a portion of the main vein and associated veins to the east and west due to water and winter conditions. In the southern portion, additional sampling validated results from 2017 with values >5 ppm Au along the central “Main” vein system. In this area, the right side “Starboard” vein returned values <0.10 ppm Au; however, further to the north, values >0.50 ppm Au with one >10 ppm Au are noted.

2020-2021 Till Geochemistry

The 2020–2021 Queensway till sampling program is ongoing at the time of writing this report. As of the 27th of May, a total of 955 till samples were collected using hand digging methods. The till sampling was conducted over eight grids. Following the till sampling at Eastern Pond, two follow-up sampling grids, Larsen’s Falls and Pine Tree, were completed to further evaluate the area. The till samples were collected from weakly to non-oxidized C-horizon, with areas covered by glacial fluvial sediments excluded. The samples were shipped to Overburden Drilling Management (ODM), where a representative split was taken and sent to Actlabs for Au and INAA analysis. The remainder of the sample was then processed to extract the visible Au grains. The results of the 2020-2021 till survey are summarized below.

Joe Batts Pond Deformation Zone — Till sampling continues as of the date of this report. One hundred and fifty-seven samples have been acquired to date, with eighty-eight with >10 grains Au and only six with no Au grains. The highest grain counts include samples #43429 with 167 grains (35 pristine, 21%), #43433 with 75 grains (10 pristine, 13%) and #41494 with 72 grains (4 pristine, 6%). In total there are 42 samples with more than 30 grains Au. Two samples, #41483 and #41470 have 100% pristine gold grains with twenty samples with >40% pristine Au grains.

Hunt’s Brook — Only one sample, #41080, had more than 20 grains at 26 grains with 3 pristine (12%), with seven samples with >10 grains. Sixteen samples had no Au grains. Eight had 100% and five had >50% pristine grains. Despite the low number of Au grains, samples gave high Au analytical values of up to 30 ppm. Twenty-one samples gave Au values >1 ppm including two >10 ppm Au (#14073, 30 ppm; #41071, 16.5 ppm). It appears that in general Au grains were larger on this grid compared to other areas on the Queensway South.

The Narrows — All of the samples had <8 Au grains with 38 samples containing zero grains. Sample #42082 had 7 grains with 5 pristine (71%). It is thought that the proximity to the Northwest Gander River may have resulted in more dispersion in this area.

Larsen’s Falls — One hundred and three samples were taken with 45 samples containing >10 grains Au, seven with 0 grains and one missing sample. Sample # 42035 contained 73 grains (4 pristine, 5%), #43402 and #41240 had 43 (16% pristine). Two samples had >40% pristine grains.

Pine Tree – Eighty-four samples with 27 samples containing >10 grains Au, two with 0 grains and one missing sample. The highest values were # 41992 — 43 grains, 6 pristine (14%); # 42004 and # 41215 with 39 grains (51% and 5% pristine respectively). Two samples had 100% pristine Au grains and eight had >40%.

Eastern Pond — Two samples returned an Au value of >10.0 ppm, with sample #41601 returning 23.7 ppm Au and sample #41849 returning 21.4 ppm. A total of 40 samples returned an Au value > 1.0 ppm. The initial till grid collected two anomalous samples containing a high number of pristine Au grains. Sample #41674 contained a total of 216 Au grains including 163 pristine grains (75%), and sample #41656 contained a total of 155 Au grains including 127 pristine grains (82%). The Eastern Pond Detailed Till Grid also contains a high number of pristine Au grains, including sample 41802 with 177 pristine grains out of a total of 183 grains (97%). The Expanded Till Grid contained three samples with >20 Au grains including sample #41516, with a total of 94 pristine grains (out of 137 grains; 69% pristine Au grains).

Great Gull — Eighty-five samples were taken with ten samples containing >10 grains Au and 7 with zero grains. Four samples had 100% pristine Au grains with another 13 samples containing >40%. Two samples, #41733, #41734 (duplicates) had significant Au grains — 124, 95 pristine (77%), 107, 83 pristine (78%), respectively and #41735 had 27 grains, 17 (63%) pristine.

Twin Pond — Five samples contained more than ten Au grains. The highest grain count came from samples #41895 and #41860, both with 13 Au grains. Sample #41895 had no pristine grains while sample #41860 had three pristine grains (23%). Oddly, the duplicate of sample #41930 (which had 17 Au grains, 15 pristine), sample #41931, had two grains with one pristine. Forty-five samples contained no Au grains. The samples with >10 grains appear to lie along a NNE-trending line through the property and may represent an underlying gold mineralized shear or fault although the lack of pristine grains indicating closeness to source downgrades this theory.

Twin Pond — The highest count of Au grains came from sample #41895 and #41860, which both contain 13 Au grains. Sample #41895 did not contain any pristine grains and sample #41860 contains three pristine grains (23%).

2020-2021 Prospecting

A total of 1,456 prospecting/grab samples (outcrop and float) were collected over the Queensway Project between 15 June 2020 and 27 May 2021. The sampling was subdivided into five areas, including:

•	Joe’s Feeder and the Narrows;
•	Hunt’s Brook;
•	Pine Tree Hill/Larsen’s Fall;
•	Eastern Pond; and
•	Great Gull.

As of the 27th of May 2021, 1,236 samples were analyzed. Of these, 87 samples returned an Au value >0.10 ppm including 44 samples >0.50 ppm, 30 samples >1.0 ppm, ten samples returned assays >3.0 ppm and four samples returned assays >10 ppm Au. The highest Au value was reported in sample X942038 (47 ppm Au), a grab sample collected from trench TR-20-08. Table 2 reports the significant grab samples and Figure 19 shows the location of the grab samples.

Sample		UTM NAD 83 z21			VG Grains			%		Calculated ppb Au in HMC			%
#	Area	Easting	Northing	Total	Reshaped	Modified	Pristine	Prist.	Total	Reshaped	Modified	Pristine	Prist.
41516	Eastern Pond	631833	5384124	137	19	24	94	69	1055	67	167	821	78
41517	Eastern Pond	631117	5383450	49	19	5	25	51	252	120	11	121	48
41566	Eastern Pond	629982	5378547	30	14	1	15	50	169	137	1	30	18
41656	Eastern Pond	630332	5381176	155	23	5	127	82	1398	571	13	813	58
41674	Eastern Pond	629784	5382499	216	28	25	163	75	8398	606	252	7540	90
41679	Eastern Pond	627397	5378657	58	26	0	32	55	1746	1674	0	72	4
41774	Eastern Pond	630859	5381195	36	25	5	6	17	300	244	26	30	10
41776	Eastern Pond	630720	5381259	44	29	9	6	14	323	192	85	46	14
41778	Eastern Pond	630561	5381483	52	31	10	11	21	495	229	223	43	9
41783	Eastern Pond	630249	5381319	40	22	9	9	23	361	267	45	49	14
41787	Eastern Pond	630340	5381189	45	33	2	10	22	146	126	5	14	10
41788	Eastern Pond	630366	5381167	37	25	3	9	24	253	223	13	17	7
41789	Eastern Pond	630492	5381003	34	26	5	3	9	234	204	27	2	1
41796	Eastern Pond	629841	5382917	35	25	3	7	20	262	94	165	3	1
41802	Eastern Pond	629784	5382498	183	5	1	177	97	1027	716	14	296	29
41824	Eastern Pond	631853	5381780	46	33	9	4	9	1026	1005	14	7	1
41844	Eastern Pond	632104	5382309	45	14	8	23	51	280	112	18	150	54
41733	Great Gull	621140	5377468	124	13	16	95	77	1516	216	215	1085	72
41227	Larsen’s Falls	640178	5389100	33	25	4	4	12	53	44	4	5	9
41240	Larsen’s Falls	638079	5389910	43	29	7	7	16	279	186	82	11	4
41549	Larsen’s Falls	639507	5391340	42	34	7	1	2	182	155	24	3	2
41550	Larsen’s Falls	641117	5390879	42	34	2	6	14	271	204	5	61	23
42008	Larsen’s Falls	640799	5391445	37	24	2	11	30	1089	946	131	13	1
42012	Larsen’s Falls	641172	5390075	30	23	3	4	13	61	53	6	3	4
42035	Larsen’s Falls	641465	5392019	73	62	7	4	5	228	172	48	9	4
42062	Larsen’s Falls	638792	5390033	33	27	5	1	3	223	200	18	5	2
43402	Larsen’s Falls	641709	5392508	43	29	7	7	16	437	335	96	5	1
41212	Pine Tree Hill	633503	5384967	30	15	4	11	37	830	639	34	157	19
41215	Pine Tree Hill	636831	5384976	39	31	6	2	5	585	448	137	1	0
41546	Pine Tree Hill	634059	5385033	31	16	8	7	23	333	80	74	179	54
41992	Pine Tree Hill	635682	5386615	43	23	14	6	14	1473	1219	217	37	2
42002	Pine Tree Hill	635295	5387408	33	14	6	13	39	587	555	13	19	3
42003	Pine Tree Hill	635041	5387650	33	7	8	18	55	209	20	130	60	29
42006	Pine Tree Hill	634796	5386473	31	7	14	10	32	1242	24	49	1169	94

Table 2: Significant till samples collected during 2020. Source: New Found 2020

2020-2021 Trenching

In 2020, sixteen trenches were dug, mainly on the west side of the AFZ, near the town of Appleton, from the Hornet zone in the south to the Trench 36 area in the north. Additional trenching is planned for 2021, but at the time of writing this report the 2021 trench program had not yet commenced. Trenches 5–7, 11, 13–16 evaluated areas not previously trenched while trenches 1–4, 8–10 and 12 were dug either to re-expose or extend previously discovered showings. Trenches 12 to 16 inclusive were located on the east side of the AFZ with the rest on the west side. Trenches 5, 6 and 11 didn’t reach bedrock and were reclaimed immediately. Only trench 8, in the Trench 36 area, immediately to the west of the AFZ to the north of Herman’s Pond, has not been reclaimed as of the writing of this report, remaining open to allow geological and structural mapping. A total of 38 channel samples (42123–42160) and three grab samples (X942822–X942824) were collected. The channel samples returned a value of 0.62 ppm Au and 2672 ppm As over 9 m (42123–421131) with the highest Au value 1.15 ppm (42131). Three other channel samples returned >100 ppb Au. Anomalous gold values of the channel samples are associated with the arsenopyrite. Grab samples X942822, X942823 and X942824 returned 10.00, 0.39 and 1.89 ppm Au respectively.

2020 HeliFALCON Airborne Gravity and Aeromagnetic Survey

In March 2020, New Found commissioned CGG Services Canada to conduct a HeliFALCON Airborne Gravity Gradiometer and Aeromagnetic Survey over the Queensway North area. The survey had a total of 1,705 line-km with a nominal terrain clearance of 35 meters. Typical traverse lines trended 90° and were spaced 100 meters apart with tie lines spaced at 500 meters and striking north.

Products delivered by CGG included:

•	a digital terrain model (DTM);
•	a terrain clearance map;
•	a turbulence map;
•	two system noise maps as (NE) and (UV) to assist with cleaning up the survey data;
•	the residual magnetic intensity (RMI) and its first vertical derivative;
•	the total magnetic intensity (TMI) and its first vertical derivative; and
•	the equivalent source calculated gravity (gD) and the vertical gravity gradient.

New Found contracted Fathom Geophysics and Techno Imaging for interpretation of the data and the inversion of the data to 2D and 3D voxel models to assist in future exploration activities and to generate new drill targets. The inversion results were received and interpretation of these results is ongoing as of 27 May 2021.

615000E
630000E
645000E
660000E
675000E
N
5445000N
5430000N
5415000N
5400000N
5385000N
5370000N
TWIN PONDS
JOE BATTS POND DEFORMATION ZONE
Appleton
Gander
HUNTS BROOK
NARROWS
LARSEN'S FALLS
PINE TREE
EASTERN POND
GREAT GULL RIVER
2020/2021Till Samples (Au ppm)
<0.8
0.8 - 3.5
3.5 - 8.0
8.0 - 20.0
>20.0
Pending
Queensway Project License Area
Trans Canada Highway
02 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)
0
10
20 km

Figure 19: Queensway 2020-2021 till-sample locations and Au (ppm) results

5.7	Drilling

2019 Drilling

In October–December 2019, New Found carried out a ten-hole diamond drill program at Queensway North. The program totalled 1,985 m of HQ core and targeted the Keats, Dome, H-Pond, Glass and 1744 Prospects. An overview of collar locations is provided in Figure 20. A full list of collar details is provided in the Technical Report.

Drilling was carried out by New Valley Drilling of Springdale, NL using an EF-50 skid rig equipped to drill HQ size core. A dozer was used to clear drill sites and move the rig. All core was placed in labelled wooden boxes, which were collected daily by New Found personnel. All collars were marked with pickets and foresighted by New Found personnel using RTK GPS receivers. All completed holes were plugged and cemented and finally marked with a metal post to identify the hole and act as a hazard warning. Downhole dip data were collected using the Reflex EZ Shot by the drill crews near the beginning and end of each hole, with a 50 m spacing between tests where possible. Core was also oriented using the Reflex HQ ACT-III system.

All core was logged by Ken Rattee and Michael Regular of New Found in a core logging facility at Gander, NL. Samples were cut and half-core samples were sent for preparation to ALS Minerals in Timmins, Ontario and Moncton, New Brunswick. From there, pulps were shipped to ALS Vancouver, British Columbia, for analysis. Details of sample preparation, analytical methods and drilling data quality management systems are provided below. Detail on results for individual prospects is shown below.

The QP is not aware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

Keats

Significant Au mineralization was intercepted in hole NFGC-19-01. The best result was 18.16 m @ 86.12 g/t Au from 95 m in NFGC-19-01, including 4.43 m @ 340.35 g/t Au from 105 m (true width). The intercept contained considerable visible Au and wall rock sulfidation consisting of pyrite and lesser arsenopyrite. Traces of arsenopyrite, chalcopyrite and boulangerite were found within the quartz vein material. The quartz vein was notably vuggy and exhibited textures (Figure 21). A second mineralized zone (2.23 m @ 3.54 g/t Au, true width) was intersected at 177.5 m with associated Au mineralization in lesser quartz stockwork form. Both fault zones intersected in the hole are believed to be secondary to the regional Appleton fault zone.

Hole NFGC-19-02 drilled 160 m south of NFGC-19-01 also intersected the second order fault structure found in NFGC- 19-01 with associated narrower quartz veinlets and wall rock sulfidation (pyrite and arsenopyrite) and visible Au in quartz. The best intercept was 3.61 m @ 2.55 g/t Au from 147 m (true width) and containing visible Au. Exhibiting a similar width and structural control to NFGC-19-01, the results of hole NFGC-19-02 suggest a strike length up to 300 m. The true width is estimated to be 90% of the down-hole interval based on an interpreted orientation of mineralization of 146/63.

Dome

Holes NFGC-19-03 and 04 both intersected mineralization at Dome, with a best intercept of 0.53 m @ 162.5 g/t Au from 20.9 m (true width) in NFGC-19-03. NFGC-19-03 intersected the main vein at a depth of 20.9 to 22.0 m with a second vein from 24.9 to 25.5 m. Visible Au appears to be primarily confined to the vein margins. The vuggy nature of the quartz and similarity in texture to the veining intersected at the Keats Zone suggests similar emplacement mechanisms. True width of mineralization in NFGC-19-03 is estimated to be 85% of the down-hole interval based on an interpreted orientation of mineralization of 167/70.

H-Pond

The Glass vein system was discovered in 2017 and excavated by New Found in 2017 and 2018. The Glass vein system is thought to be a parallel vein system to the H-Pond mineralized zone, ~100 m to the east. Mineralization was intersected in hole NFGC-19-05, which returned 3.06 m @ 2.51 g/t Au from 231 m (including 0.31 m @ 10.8 g/t Au from 231 m) in NFGC-19-05 (true width). This intercept extends the H-Pond mineralized zone by roughly 150 m along strike. The intercept was marked by significant iron-carbonate alteration zone. The Glass vein array was noted in holes NFGC-19- 06 to -08, though no significant mineralization was intercepted. The true width of mineralization in NFGC-19-05 is estimated to be 30-40% of the down-hole interval based on an interpreted orientation of mineralization of 300/65.

1744 Prospect

Holes NFGC-19-09, 10 were drilled along strike from the H-Pond and Glass vein systems in an area with very high Au-in-till results and several float samples containing visible Au. Both holes intercepted new vein systems with a best intercept of 0.92 m @ 17.55 g/t Au from 165 m in NFGC-19-09 (true width). The intercept shows alteration and sulfide mineralization that are strikingly similar to the intercept in NFGC-19-05. The intercept in NFGC-19-09 is thought to be an extension of the H-Pond mineralized zone, roughly 500 m along strike. The true width of mineralization in NFGC-19- 05, 09, 10 is estimated to be 30-40% of the down-hole interval based on an interpreted orientation of mineralization of 300/75.

2020-2021 Drilling

In August 2020, New Found commenced a 200,000-m drill program at the Queensway Project. The program is targeting a 7.8-km long corridor along the Appleton Fault and a 12.4-km corridor along the JBP fault. Up to and including 27 May 2021, New Found completed 210 diamond holes for a total of 46,451 m of HQ core. An overview of collar locations is provided in Figure 20.

Drilling contractor New Valley Drilling of Springdale, NL, drilled with four rigs using two EF-50 and one A5 skidmounted rig along with a track-mounted CS-1000, equipped to drill HQ size core. In February 2021, New Found contracted Rally Drilling (Rally) of Sussex, NB. Rally drilled with three HTM2500 skid-mounted rigs and a trackmounted CS-1000, all equipped to drill HQ size core. Excavators were used to clear drill sites and move the rigs. Collars were foresighted by New Found personnel using RTK GPS receivers and marked with pickets. Drill alignments were completed with a TN14 gyrocompass. Core was collected twice daily by New Found personnel. All completed holes were plugged and marked with a metal post to identify the hole and act as a hazard warning. Downhole dip data were collected by the drill crews, using the Reflex EZ-Trac, starting at 15 m past the casing and at 50-m intervals downhole. An exit survey was completed at 15-m intervals upon completion of the hole.

All core was logged by New Found geologists under supervision of Miguel Nassif and Greg Matheson of New Found in a core logging facility in Gander, NL. Samples were cut or split on site and half-core samples were sent for preparation to ALS Minerals in Sudbury, Ontario and Moncton, New Brunswick or to Eastern Analytical in Springdale, Newfoundland. The pulps prepared by ALS were shipped to ALS Vancouver, British Columbia, for analysis. The pulps prepared by Eastern Analytical remained in Springdale, Newfoundland, for analysis.. As of the 27th of May, complete assay results for 136 holes were received. The assay results of these holes are discussed and presented as significant intercepts in the Technical Report. For 23 holes only partial results were available. These partial results have not been included in the Report because in most instances the pending results were associated with high-grade sample intervals submitted for metallic screening.

In March 2021, New Found contracted DGI Geoscience to undertake a downhole wireline logging campaign to collect optical televiewer (“OTV”), acoustic televiewer (“ATV”), natural gamma and gamma-gamma density data. As of 27 May 2021, 106 holes were surveyed. Four holes were skipped due to hole collapse or unstable borehole wall conditions. OTV and ATV data were captured for all holes surveyed, gamma-gamma density and natural gamma data were collected for 54 holes only, as these probes were added later during the programme. The OTV and ATV data are interpreted to obtain structural data, which facilitates a better understanding of the structural controls on mineralization.

The QP is not aware of any drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

Keats

The 2020–2021 drilling has intersected significant mineralized intervals at Keats and has confirmed the presence of highgrade near-surface Au mineralization as well as down-plunge continuity over ~425 m strike length. The six best intercepts are presented in Table 3, and an overview of all significant intercepts is presented in the Technical Report. The drill results suggest that the high-grade mineralization is largely constrained within the Keats Fault Zone, dipping 146/63 and plunging southwest by ~30°. Holes are drilled at an azimuth of 300 with a dip of 45°, hence, the true widths of mineralization is estimated to be 88–95% of the down-hole interval. Results from holes NFGC-21-85 (2.7 m @ 49.41 g/t Au from 108.45 m, true width) and NFGC-20-26 (5.49 m @ 2.59 g/t Au from 65.7 m, including 0.31 m @ 824 g/t Au from 73.5 m, true width) demonstrate that the high-grade zone is not closed off and highlight the potential to extend the zone in the off-plunge direction. Observations from downhole televiewer data suggest that bedding planes are steeply west-dipping, and that mineralization is associated with a zone of intense and possibly drag-related folding within the Keats Fault Zone. Structural data from downhole televiewer logging record a steep, bedding parallel vein set, a subhorizontal, shallowly east-dipping vein set, and a possible set of veins dipping ~45° to the south–southwest (Figure 7.11). Gold mineralization is primarily associated with bedding-discordant brittle veins. The structural, textural, and mineralogical characteristics of the different sets will be the target of investigation in 2021.

New Found is currently investigating the relationships of different vein sets with mineralization and aims to better characterize the veins through detailed petrography and geochemical studies.

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-20-59	71.75	89.45	124.51	17.7	15.91	90%	0.54	Keats
Including	71.75	73.3	186.52	1.55	1.39	90%	0	Keats
Including	77.25	78.15	38.6	0.9	0.81	90%	0	Keats
Including	78.6	80.1	49.88	1.5	1.35	90%	0	Keats
Including	81.15	83.15	557.35	2	1.8	90%	0	Keats
Including	87.75	89.05	505.57	1.3	1.17	90%	0	Keats
NFGC-21-118	211.15	224.8	61.76	13.65	12.33	90%	1.27	Keats
Including	211.15	213.05	292.53	1.9	1.72	90%	0	Keats
Including	218.65	220.25	116.11	1.6	1.45	90%	0	Keats
Including	221.45	222.45	56.93	1	0.9	90%	0	Keats
Including	222.85	223.6	34.19	0.75	0.68	90%	0	Keats
NFGC-21-122	33.65	43.85	95.77	10.2	8.97	88%	1.62	Keats
Including	34.7	36	30.77	1.3	1.14	88%	0	Keats
Including	37.45	39	454.67	1.55	1.36	88%	0	Keats
Including	39.45	40	20.16	0.55	0.48	88%	0	Keats
Including	42.85	43.85	202.87	1	0.88	88%	0	Keats
NFGC-21-137	68.8	74	321.14	5.2	4.68	90%	1.71	Keats
Including	71.5	74	667.17	2.5	2.25	90%	0	Keats
NFGC-21-182	289.4	298.45	167.4	9.05	8.08	89%	1.79	Keats
Including	291	292	10.18	1	0.89	89%	0	Keats
Including	296.45	298.45	747.89	2	1.79	89%	0	Keats
NFGC-21-182	300	319.4	115.12	19.4	17.37	90%	1.61	Keats
Including	302	312	219.43	10	8.95	89%	0	Keats
Including	315	316	15.87	1	0.9	90%	0	Keats

Table 3: Best intercepts of the 2020–2021 program for Keats. Significant intercepts are reported at a cut-off grade of 1 g/t Au, a minimum length of 2 m and maximum internal dilution of 2 m. Included high-grade intercepts are reported at a cut-off grade of 10 g/t Au, a minimum length of 0.2 m and no internal dilution. Expected true widths were determined based on an interpreted orientation of mineralization of 146/63

Lotto

The 2020–2021 drilling has intersected significant mineralization at Lotto and has demonstrated good continuity of highgrade Au mineralization to a vertical depth of 130 m below the surface, where it remains open. The best results include (true widths):

•	4.38 m @ 105.53 g/t Au from 115.2 m (including 1.38 m @ 332.97 g/t Au from 118.8) in NFGC-21-100;
•	4.15 m @ 38.79 g/t Au from 34.95 m (including 1.36 m @ 108.58 g/t Au from 35.25) in NFGC-20-17;
•	3.99 m @ 35.18 g/t Au from 152.7 m (including 0.68 m @ 193.31 g/t Au from 156.6 m) in NFGC-21-109; and
•	2.59 m @ 53.3 g/t Au from 186 m (including 1.42 m @ 95.57 g/t Au from 187.4 m) in NFGC-21-115.

These intervals are interpreted to be part of the same, steeply east-dipping structure (097/73). Holes were drilled mostly at an azimuth of ~300° with a dip of 45° and the true width of mineralization is estimated to be 80–90% of the down hole interval. The steep structure is interpreted to be part of a network of north-striking vein sets occurring over an area of 300 m x 200 m which is in turn interpreted to be a set of secondary structures associated with the Lotto Baseline Fault (Figure 9). High-grade mineralization is interpreted to be associated with fault splays and structural intersections. Optical televiewer data suggest that bedding orientations are steeply east-dipping. An association between mineralization and intense (drag-related) folding as at Keats is not established at Lotto.

Drilling is ongoing at the Lotto target and aims to better constrain the geometry and extent of the mineralized system. Areas along strike to the south and north from NFGC-21-115 and NFGC-21-109 have been identified as priority drill targets.

657000E
660000E
663000E
666000E
N
5433000N
5430000N
5427000N
5424000N
5421000N
Appleton Fault Zone
JBP Fault Zone
798
1744
Glass Pond
H Pond
Pocket Pond
Trench 26
Lotto
Dome
Road
Golden Joint
Little Zone
Hornet
Cokes
Keats
Bowater
TCH
Bullet
The Knob
Letha
Grouse
Logan
Lachlan
023881M
023860M
006821M
024136M
023864M
023862M
023863M
023874M
024031M
023987M
024026M
023861M
023721M
023866M
024264M
024141M
024140M
023875M
022216M
023804M
024997M
022491M
024266M
023962M
024265M
023916M
024138M
024139M
025008M
030714M
030768M
Drill Collars
2020-2021
2019
Historic drilling
Mineralised Trend
Queensway License Areas
Trans Canada Highway
0
1
2 km
05 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)
rsc

Figure 20: Collar locations of the 2019 and 2020-2021 Diamond Drill Programs

Figure 21: Visible Au in core from hole NFGC-19-01. A, C, D) visible Au in NFGC-19-01; B) vuggy quartz texture in hole NFGC-19-01. Source: New Found (2020)

Little Powerline Zone

In August 2020, New Found drilled six holes at the Little Zone target, west of the AFZ, ~1 km northwest of Keats. Significant intercepts are presented in the Technical Report and include (apparent widths):

•	2.5 m @ 1.78 g/t Au from 31.8 m in NFGC-20-11; and

•	5.5 m @ 4.04 g/t Au from 21 in NFGC-20-12.

These results demonstrate significant near-surface mineralization. In addition, hole NFGC-20-14 returned two intercepts of high-grade silver mineralization (apparent widths):

•	2.0 m @ 253.8 g/t Ag from 11 m in NFGC-20-14; and

•	1.0 m @ 94.9 g/t Ag from 57 m in NFGC-20-14.

This is the first instance of high-grade silver being identified on the Queensway property. Silver mineralization is located proximal to the Little-Powerline Au-bearing structures. Further geological investigation is ongoing to determine the significance of these intervals and to develop a follow-up plan for additional drilling.

Gold mineralization at the Little-Powerline Zone appears to be associated with a north-striking fault but the exact relationship remains poorly constrained at this stage and true widths could not be determined.

Knob

In February–April 2021, New Found drilled 16 holes at the Knob target, along the AFZ. As per 27 May, results for nine holes were received. Significant intercepts are presented in the Technical Report and include (apparent widths):

•	2.45 m @ 2.91 g/t Au from 42.85 m in NFGC-21-159;
•	3.35 m @ 1.43 g/t Au from 39.3 m in NFGC-21-124;
•	4.4 m @ 1.06 g/t Au from 24 m in NFGC-21-107; and
•	2.75 m @ 1.51 g/t Au from 30.9 m in NFGC-21-117.

The orientation of mineralization at Knob is poorly constrained at this stage and true widths could not be determined. Depending on the outcome of the pending assay results, further geological investigation will be conducted to identify priority follow-up targets.

Dome

Between November 2020 and May 2021, New Found drilled six holes at the Dome target, along the AFZ. As per 27 May, results for five holes were received. Significant intercepts are presented in the Technical Report and include (true widths):

•	2.61 m @ 1.96 g/t Au from 84 m in NFGC-20-55; and
•	6.22 m @ 1.76 g/t Au from 113.6 m in NFGC-20-66.

The drill results suggest that the mineralization is dipping ~170/69. Holes are drilled at various angles and the true width of mineralization is estimated to be 70–90% of the downhole interval.

Cokes

In March–April 2021, New Found drilled six holes at the Cokes target, along the AFZ. As per 27 May, results for two holes were received. Significant intercepts are presented in the Technical Report and include (apparent widths):

•	14.85 m @ 3.61 g/t Au from 18.85 m in NFGC-21-157;
•	3.85 m @ 2.23 g/t Au from 55.2 m in NFGC-21-157;
•	6.0 m @ 1.84 g/t Au from 61 m in NFGC-21-157; and
•	4.5 m @ 2.04 g/t Au from 105 m in NFGC-21-157.

The orientation of the mineralization at Cokes is poorly constrained at this stage and true widths could not be determined.

Road

In December 2020, New Found drilled two holes at the Road target, along the AFZ. As per 27 May, results for both holes were received and these include (true widths):

•	2.58 m @ 35.36 g/t Au from 23.5 m (including 0.57 m @ 104.5 g/t Au from 23.5 m) in NFGC-20-71; and
•	2.82 m @ 9.06 g/t Au from 48.8 m (including 0.48 m @ 30.7 g/t Au from 49.7 m) in NFGC-21-71.

The drill results suggest that the mineralization is dipping ~255/40. Holes are drilled at an azimuth of 050° with a dip of 45°, hence, the true width of mineralization is estimated to be ~95% of the downhole interval.

5.8	Sample Preparation, Analyses and Security

Sample Preparation

Till Samples 2016-2018

All samples collected in 2016 and 21 samples collected in 2018 were processed by Overburden Drilling Management (ODM) for Au grain analysis without heavy mineral concentrate preparation.

Twenty-one (21) samples were chosen from the 2018 till program for tabling following geochemical analysis. Following excavation, the till samples were hand screened into a pail on site to -8 mm to remove most of the large clasts. Approximately 13 kg of the sieved -8 mm fraction, along with ~1 kg of the +8 mm pebbles, was packed in a heavy-duty plastic bag and sealed with a cable tie. The -8 mm fraction was used for analysis and the pebbles were reserved for lithological logging.

Overburden Drilling Management processed the samples using procedures designed specifically for extracting Au grains. Sample weights of all fractions were recorded along with observations of the physical characteristics of both the samples and any recovered Au grains. A 500-g split (~400 g dry weight) was set aside for geochemical analysis. The remaining bulk sample material was wet-screened at 2 mm and a primary -2 mm table concentrate was prepared.

The concentrates obtained by tabling were typically 300–400 g at ~10–25% heavy minerals to yield a high (~80–90%) recovery rate for all useful indicator minerals with specific gravity (SG) of >3.2 g/cm3, irrespective of grain size The Au grains, which are mostly (>95%) silt-sized, were separated from the table concentrates by micro-panning and were counted, measured and classified by degree of wear (i.e. distance of glacial transport). The relative abundances of sulfides or other indicator minerals or metallic contaminants were also estimated, and the expected Au assay value of the contained Au grains was calculated. A ~250–300 g subsample of the reserved 500-g geochemistry split was dry-sieved to produce a 30-g -63-µm fraction for geochemical analysis. The samples typically yielded 15–30% fines. The remainder of the 500- g split and the +63-µm fraction of the sieved portion were archived.

Till Sampling 2020-Present

Till samples collected in 2020 and beyond were processed using ODM’s Heavy Mineral Concentrate (HMC) preparation method. This method is designed to concentrate the heavy minerals, expose the Au grains, and prepare a heavy mineral concentrate suitable for geochemical analysis. Field preparation of the till samples was the same as for 2016–2018.

At ODM, the sample was wet screened at 2 mm and a preliminary concentrate was extracted from the 2-mm fraction by tabling. Geological characterization of the sample was done during the screening and tabling operations. The concentrates obtained by tabling were typically 300–400 g at ~10–25% heavy minerals to yield a high (~80–90%) recovery rate for all useful indicator minerals with specific gravity of >3.2 g/cm3, irrespective of grain size. The Au grains were separated by micro-panning and were counted, measured and classified by degree of wear (i.e. distance of glacial transport); then grains were returned to the table concentrate. The overall pyrite content of the pan concentrate was estimated and the number of grains of heavier, visually distinctive indicator minerals such as arsenopyrite, galena and scheelite was recorded.

To obtain a consistent heavy mineral product suitable for geochemical analysis, the 2.0-mm table concentrate was separated in methylene iodide (SG = 3.3 g/cm3). Magnetite was removed from the heavy liquid concentrate using a ferromagnetic separator, leaving a pure, nonferromagnetic HMC that contains the previously observed Au grains and any sulfide minerals (most sulfides are expected to have been removed by weathering). The approximate Au contribution of the observed Au grains to the non-ferromagnetic HMC was calculated from the number of grains found, their measured dimensions, their approximate specific gravity, and the weight of the HMC.

Grab and Trench Samples

Rock grab samples were collected from outcrop, sub-crop or boulders (float), as well as trenches; primarily where mineralization was observed. For each rock grab sample, the pertinent information including the UTM location was recorded as well as the unique sample ID number. The rock samples were placed in a plastic bag along with the sample tag, and the sample tag number was written in duplicate using a permanent marker on the outside of the bag. The bag was then sealed, transported back to the field office, and safely stored before shipping. Prior to the 2020 field season, all sample data recorded in the field were entered into a master rock sample spreadsheet and subsequently imported into the MX Deposit database management software using drop-down validation to prevent errors. Since the 2020 field season, data were entered directly into the MX in the field using hand-held tablet computers.

Diamond Drill Core Samples

Diamond drill core was sampled as HQ half-core. Samples were selected and marked after logging by New Found geologists before being split at New Found’s dedicated core processing facility in Gander, NL. Samples were split and placed in clean plastic sample bags with the sample ID written on the outside of the bag and a sample ID tag inserted into the bag. The sample bags were sealed and combined into rice sacks of five samples, which were sealed with zip ties and placed into collapsible totes for dispatch. Sample tags are stapled into the core boxes at the end of each sample interval.

Eastern Analytical

The Technical Report presents a flow chart of the sample preparation procedure used at EA. For standard samples (expected <1.0 ppm Au), assay preparation procedures at EA involved crushing of the entire sample in a jaw crusher to 80% passing 10 mesh (2 mm). A 250-g aliquot was collected using a Humboldt open pan riffle splitter and the remainder was bagged and stored as a coarse reject. To achieve the target split weight, the half-lots from one side were passed through the Humboldt riffle splitter several times, creating progressively smaller splits, until a split weight as close to, but not less than, 250 g was achieved. Next, a measured scoop was used to collect a 250-g aliquot from the split and the remainer was returned to the coarse reject bag. The 250-g aliquot was pulverized to 95% passing -150 mesh (106 µm) using a TM Engineering ring-mill pulverizer and collected in the master pulp bag. From this bag, 30-g pulp aliquot was collected using a scoop and analyzed by fire assay.

Since 2019, samples with 30-g fire assay results >1 ppm Au and samples with expected high Au grade were analyzed by screen fire assay (EA method Au Met.). For the metallic screen assay, the entire sample was crushed in a jaw crusher to 80% passing 10 mesh (2 mm). Hereafter, the entire sample was pulverized to 95% passing -150 mesh (106 µm) in a TM Engineering four-head ring-mill pulverizer, using 1,000-cc bowls. The pulverized material was passed through a -150- mesh screen. Depending on the sample size, multiple screens could be used. The total coarse fraction (+106 µm) was weighed and analyzed by fire assay.

ALS Minerals

The Technical Report presents a flowchart of the sample preparation procedure used at ALS Moncton and Timmins. For standard samples (expected <1 ppm Au), assay preparation procedures at ALS involved crushing of the entire sample in a Boyd Mk 4 crusher to 85% passing -10 mesh (2 mm; CRU-36). A 1,000-g aliquot was collected by standard riffle split and the remainder was bagged and stored as coarse reject. To achieve the target split weight, the half-lots from one side were passed through the riffle splitter multiple times, generating progressively smaller splits. Depending on the initial sample weight, a selection of half-lots was combined to form a 1,000 g aliquot. This aliquot was pulverized to 85% passing -200 mesh (75 µm) using an LM2 ring-mill pulverizer (PUL-32) and collected in the master pulp bag. From this bag, 100–140 g was scooped using the lab split sample envelope and sent to the analytical facility and analyzed by fire assay.

Since 2019, samples with 30-g fire assay results >1 ppm Au and samples with expected high Au grade were analyzed by screen fire assay (ALS method Au-SCR24C). For the metallic screen fire assay procedure, if the sample was 3 kg or less in weight, the entire sample was crushed in a Boyd Mk 4 or Terminator jaw crusher to 70% passing 10 mesh (2 mm; CRU-21). Up until January 18, 2020, if the received weight was larger than 3 kg, the crushed sample was split into two lots (‘A’ and ‘B’), which were both processed and analyzed using the procedure detailed below. On January 18, 2021, after a careful review of the A and B samples, New Found decided to cease analyzing the excess (>3 kg) material and store any excess material as a coarse reject. The crushed sample was pulverized in an LM2 (PUL-32) to 85% passing 200 mesh (75 µm) using bowls with a capacity of 1 kg. The pulverized material was combined on a mat and homogenized by four-corner rolling. Following homogenization, the sample was dry-screened using two -150 mesh (106 µm) screens. The oversize material, including the screens, were combined forming the (+) fraction. The undersize lots would be combined on a mat and homogenized by four-corner rolling, forming the (-) fraction. From the (-) fraction, ~300 g was scooped using an envelope. Both the (+) and the (-) fraction were shipped to the analytical facility.

Analytical Methods

A summary of the analytical methods used for the Queensway Project is shown in Table 4. Further detail on methods is provided below. The QP’s assessment of the appropriateness of these procedures is detailed below. All geochemical laboratories used by New Found (Eastern Analytical, Activation Laboratories and ALS) are accredited by the International Accreditation Service, which conforms with requirements of ISO/IEC 17025:2005. Eastern Analytical however is accredited for regular fire assays, but not for metallic screening. Eastern Analytical, Activation Laboratories (Actlabs) and ALS are independent of New Found.

Sample Type	From	To	Lab	Method	Description	Comment
Till	2016	2018	Maxxam Analytics (now	BQL SOP-0001	Instrumental neutron activation	Au + 33 elements /
			Bureau Veritas)
						All elements
Till	2016	2018	Bureau Veritas	AQ300	Aqua regia, ICP-ES	except Au and
						As
Till	2018	2020	Actlabs	1H INAA	acid digest, instrumental neutron activation analysis	Au
					4-acid digest, instrumental
Till	2018	2020	Actlabs	1H INAA/TD-ICP	neutron activation analysis / ICP-	All elements except Au
					OES finish
Till	2020	May 2021	Actlabs	INAA	Instrumental neutron activation	Au + 34 elements
Till	2020	May 2021	Actlabs	AR-ICP	Aqua regia, ICP-OES	8 elements
Till	2016	2020	ODM	Non-HMC	Table separation and concentration	Au
Till	2020	May 2021	Overburden Drill	HMC	Table separation, heavy liquid and	Au
			Management		ferromagnetic separation
Grab/Trench/ Core	2016	May 2021	EA Springdale	Au AA40	30 g fire assay, AAS finish	Au
Grab/Trench/Core	2019	May 2021	EA Springdale	Au Met.*	Screen fire assay, AAS finish	Au, high-grade samples
Grab/Trench/Soil	2016	May 2018	EA Springdale	ICP-34	4-acid digest, ICP-OES finish	All elements except Au
Grab/Trench	2016	May 2018	EA Springdale	Au (Total Pulp Metallics)	Screen fire assay, AAS finish	Au, high-grade samples
Grab/Trench/Core	May 2018	May 2021	ALS Vancouver	Au-ICP21	30 g fire assay, ICP-AES finish	Au
Grab/Trench/Core	May 2018	2020	ALS Vancouver	ME-ICP41	Aqua regia, ICP-AES finish	All elements except Au
Grab/Trench/Core	2020	May 2021	ALS Vancouver	ME-ICP61	4-acid, ICP-AES	All elements except Au
Grab/Trench/Core	May 2018	May 2021	ALS Vancouver	Au-SCR21/- SCR24B/- SCR24C	Screen fire assay, AAS finish	Au, high-grade samples

* EA is not ISO-accredited for screen metallics

Table 4: Analytical methods employed by New Found for the Queensway Project

Till Samples

Till samples collected in 2016 were sieved to 63 µm and split into two subsamples both of which were submitted to Maxxam Analytics (Maxxam, now Bureau Veritas) in Mississauga, Ontario for geochemical analysis. From the first split, a 25-g aliquot was analyzed for Au and 33 trace elements by instrumental neutron activation analysis (INAA). No acid digestion was required prior to INAA analysis. From the second split, a ~0.5-g aliquot was analyzed at Bureau Veritas, Vancouver, British Columbia, for a suite of trace elements (Ag, Cu, Zn, Pb, Cd, Ni, Mo, Mn and S) by aqua regia digest with an inductively coupled plasma/optical emission spectrometry (ICP-OES) finish.

The 2018 till samples were sent to Activation Laboratories (Actlabs) in Ancaster, ON, and analyzed by INAA (Au, Actlabs code 1H INAA) and INAA Total Digestion (48 trace elements, Actlabs Code 1H INAA/TD-ICP). The analysis comprises a four-acid digest with NAA finish for Au, and either an NAA or ICP-OES finish for the remaining elements.

The 2020 till samples were submitted to Actlabs, ON, for geochemical analysis. They were analyzed for Au and 34 trace elements by INAA (Actlabs method INAA), which uses up to a 60-g aliquot. No pulverization or acid digestion is required prior to analysis and grains of Au and other indicator minerals remain intact for further analysis. The INAA method provides quantitative analyses for Au, As and Sb but most other elements cannot be quantitatively analyzed at levels useful for exploration. Therefore, a second split (1–5 g) was collected from each HMC and was pulverized and digested by aqua regia and analyzed for key indicator elements (Ag, Cu, Pb, Zn, Cd, Mo, Ni, Mn and S) by ICP-OES (Actlabs method AR ICP).

Grab, Trench, and Drill Core Samples

Prior to May 2018, all rock samples collected by New Found were analyzed at EA in Springdale, Newfoundland. From May 2018 to 31 March 2021, approximately 90% of Au analyses was carried out by ALS Vancouver, and 10% was carried out by EA Springdale. From April–May 2021, 55% of Au analyses (50% of screen fire analyses) was carried out by ALS and 45% of Au analyses (50% of screen fire analyses) was carried out by EA. All multi-element analyses (100%) were carried out by ALS since May 2018. Eastern Analytical maintains ISO 17025 Accreditation for Au fire assay and multi-acid ore grade assays of Cu, Pb, Zn, Ag, Fe and Co. ALS Geochemistry laboratories are accredited to ISO/IEC 17025:2017 for Au fire assay and screen metallics, as well as multi-acid ore grade assays. The analytical procedures used at EA and ALS are detailed below. The QP’s assessment on the appropriateness of these techniques is presented below.

Eastern Analytical

A 30-g pulp aliquot was collected from the pulverized lot using a scoop and analyzed by fire assay with AAS finish (EA method Au AA30). The pulp rejects were sent to ALS for trace element analysis by ALS method ME-ICP41 (until March 2020) or ME-ICP61 analysis (March 2020–present). Prior to 2019, samples returning >10 ppm Au were subject to a 30- g gravimetric fire assay. Since 2019, samples with 30-g fire assay results >1 ppm Au and samples with expected high Au grade were analyzed by screen fire assay (EA method Au Met.). For the metallic screen assay, the total coarse fraction (+106 µm) was weighed and analyzed by fire assay with various finishes. Beads were visually inspected, silver beads were analyzed by AAS, golden beads suspected to contain high Au were analyzed by gravimetric finish. In the event a bead does not dissolve by aqua regia digestion for AAS, the residual bead was subjected to gravimetric finish (hybrid). If required, the undersize fractions (-106 µm) were combined and homogenized by four-corner rolling on parchment paper. From the undersize lot, two 40-g samples were weighed and analyzed by fire assay with AAS, gravimetric or hybrid finish. The average of the two undersize results was taken and reported as the Au minus fraction. The combined Au content reported by the lab is a weighted average of the plus and minus fractions. The undersize reject was submitted to ALS for ME-ICP41 or ME-ICP61 analysis.

ALS Minerals

At ALS Vancouver, a 30-g pulp split was collected from the pulverized lot using a scoop and analyzed by fire assay with ICP-AES finish (ALS method Au-ICP21). The lab split reject was submitted for trace element analysis by ALS method ME-ICP41 (until March 2020) or ME-ICP61 analysis (March 2020–present). Prior to 2019, samples returning >10 ppm Au were subjected to a 30-g gravimetric fire assay. Since 2019, samples with 30-g fire assay results >1 ppm Au and samples with expected high Au grade were analyzed by screen fire assay (ALS method Au-SCR24C). For the metallic screen assay, the entire (+) fraction and the screens were analyzed by fire assay with a gravimetric finish. From the (-) fraction, two 50-g aliquots were weighed and analyzed by fire assay with an AAS finish (Au-AA26). Undersize samples returning >10 ppm Au were re-analyzed with a gravimetric finish. The average of the two undersize results was reported as the Au (-) fraction. The combined Au content reported by the lab is a weighted average of the (+) and (-) fractions. Until January 2021, the final Au value reported in the database was determined by combing the A and B results using a weighted average calculation.

Sample Security and Transportation

The collection, packaging, transport, and receipt of samples were conducted under a strict and traceable chain of custody (CoC). The collection and packaging of samples for shipping was undertaken by contractors of New Found under the supervision of New Found’s Chief Operating Officer, Greg Matheson, P.Geo. Samples were collected and stored in a dedicated area in the core shack under constant surveillance during the day which is secured by lock and key at night and under video surveillance. A CoC document was created by the geologist/geo-technician that includes a list of sample numbers and signature lines for the courier and New Found representative confirming the state of the shipment. For shipment, samples were inventoried before being placed in rice bags which were secured with a cable tie. The samples were then placed in shipping bins that were labelled with the shipping information.

Prior to May 2018, all of New Found’s samples were transported directly to EA. All 2018 sampling was directly supervised by Mike Regular, and all samples were handled and shipped by Mike Regular. Since May 2018, samples were analyzed at ALS Minerals, in Vancouver B.C. Sample preparation occurred at ALS Minerals Timmins, ON, Sudbury, ON and Moncton, NB. Samples were shipped to ALS by commercial courier on a regular basis. New Found contractors delivered the sample bins to the shipping courier along with the CoC form. The CoC was signed and returned to New Found for scanning and cataloguing. The sample shipment was virtually dispatched in the MX Database by the logging geologist for tracking and the laboratory was notified of the incoming shipment. Upon receipt by the laboratory, New Found’s COO and database geologists were informed, and the samples were logged in and checked against New Found’s submittal form and chain of custody document for any discrepancies. Since February 2021, a portion of samples was analyzed EA and sample shipments were transported directly by New Found contractors.

Data Quality

All analytical data collected and reported at the Queensway Project since May of 2018 have been collected under a data quality management system (“DQMS”), which is administered by Melissa Render P.Geo and Candice Ooi and with ultimate responsibility of Greg Matheson P.Geo. The DQMS includes a quality assurance (“QA”) component, through implementation of standard operating procedures (“SOP”) for all relevant work processes. Data quality was monitored continually through collection and analysis of control samples and final data quality has been assessed by the QP against New Found’s data quality objective (“DQO”) of identifying and delineating mineralization.

The below discussion centers on the diamond core sampling process and sample preparation and analytical processes at ALS and EA. Data quality management systems and data quality for the till sampling programmes were not independently reviewed by the QP. The risk associated with the data quality of these programmes is considered low with respect to the associated DQO of identifying and delineating mineralization. New Found’s personnel ensure that four quality control samples are included in every 40 samples, representing 10% of the total samples, which meets the industry standard. All control samples are submitted to the laboratory without any additional identification marks apart from the sample tag number.

Quality Assurance

Quality assurance (QA) is about error prevention and establishing processes that are repeatable and self-checking. The simpler the process, and the fewer steps required, the better, as this reduces the potential for errors (variance and bias) to be introduced into the process. This goal can be achieved using technically sound, simple and prescriptive SOPs and management systems.

For location data, data quality is determined by the accuracy of collar locations and down hole surveys. No SOPs for collar and downhole surveys were sighted by the QP. The QP is aware that collars are surveyed by RTK GPS and downhole surveys are collected by Reflex EZ Shot equipment by the drill crew. The QP considers this level of QA appropriate with respect to the DQO but suggests putting a written SOP in place that details acceptable survey deviations and magnetic tolerances. Such an SOP should be available to the drill crew as well as the supervising geologist to facilitate a dialogue.

For the geological data, data quality is determined by consistency of the logging between different geologists. An SOP for core logging was sighted by the QP as well as a reference document detailing the various Queensway Project lithologies. The logging SOP represents common practice and details how to log lithology, alteration and veining, how to collect structural information and how to use the TerraSpec Halo instrument. The lithology reference document provides additional detail and pictures of common lithologies and textures. The QP considers the level of QA broadly appropriate with respect to the DQO but suggests formalizing the SOP in a version-controlled, peer-reviewed document. The QP recommends investing time in identifying the key vein types and capturing these in the logging SOP, including a list of key characteristics. The QP recommends investing in a rock library of the key lithologies present in the project area to serve as a reference for logging geologists. The SOP contains no record of peer-review or cross-logging and the QP suggests routinely carrying cross-logging to monitor the consistency of the logging results.

Density data were not collected for the Queensway Project prior to 31 April 2021. Since April 2021, downhole density data were collected using a gamma-gamma compensated-density logging tool. The SOPs from the wireline survey contractor were not available for review and the QP cannot comment on the adequacy of the procedures in place.

For diamond drilling, sample quality is determined by the drillers’ ability to return complete core samples from the hole. Standard operating procedures for the drilling at the Queensway Project were not sighted by the QP; however, the QP is aware that New Found has implemented measures to maximize recovery in friable zones including the use of polymer drill additives, drilling of HQ core and pulling of the core barrel at the first sign of blockage. The QP considers the level of QA appropriate with respect to the DQO but suggests putting a written SOP in place to facilitate dialogue between New Found and the drilling contractor to optimize sample quality and core recovery. The QP considers a recovery of 95% to be achievable, provided the core is predominantly fresh and not excessively sheared or altered.

The core sampling SOP reviewed by the QP describes industry-standard sample-selection and core-cutting procedures. Samples were collected at intervals of 0.3–1 m length depending on lithological breaks. The SOP emphasizes sampling should not cross lithological breaks, which is considered good practice; however, the QP suggests adding a statement that up to 2 cm of waste rock at the edge of the mineralized zone should be included in mineralized vein samples to prevent grade smearing in the host-rock. The QP also suggests adding detail on specific lithological breaks to use for sampling such as different types of quartz veining. Further, the QP suggests formalizing the SOP in a version-controlled, peer reviewed document. This document should also include a section on how to properly control the quality of the splitting process through the collection of core duplicates. The QP considers the sampling SOPs broadly appropriate with respect to the DQO but suggests adjusting the SOP to fit the data objectives once the DQO changes to aim for higher degrees of data quality for resource definition purposes. The second split is completed after the coarse crush at ALS or EA. Standard operating procedures for the crushing and splitting of this stage were not sighted by the QP; however, the QP is familiar with how ALS and EA carry out this process. ALS uses a standard riffle splitter and EA uses a Humboldt open pan riffle splitter to collect the 3-kg sample for pulverizing. The splitting may involve multiple steps of splitting and recombining to achieve a result as close to 3 kg as possible. The QP considers the practice of collecting a 3-kg split by splitting and recombining to yield a 3-kg split not good practice for material with such high natural inherent variability. The variance introduced at this generally poorly controlled stage of coarse crushing is significant and erodes much of the variance improvements from using the expensive screen-fire assay method. The QP suggests changing sample lengths from 1.0 m standard lengths to 0.7 m sample lengths for strongly mineralized material to fit the 3-kg sample limit and prevent them from having to be split. A more cost-effective alternative solution could be to pulverize the entire sample and then split it. In the QP’s opinion, New Found should prepare an SOP in collaboration with its laboratories for this critical stage so that the quality can be assured and controlled. In the QP’s opinion, the QA of the second split is marginally acceptable with respect to the DQO and should be optimized if the objective changes to higher degrees of data quality for resource definition purposes. The third split occurs after pulverization of the ~3-kg sample at ALS or EA. Standard operating procedures for the pulverization and third splitting of this stage were not sighted by the QP; however, the QP is familiar with how ALS and EA carry out this process. The third split is conducted with a stainless-steel scoop and the subsample is placed in a paper sample bag. The QP suggests requesting ALS and EA carry out the third split using a micro-rotary splitting device to ensure the representativity of the pulp. This is relevant especially since pulp samples are transported from preparation laboratories at Moncton and Timmins to the analytical facility in Vancouver. There is a misalignment in pulverization settings between ALS (85% passing 75µm) and EA (95% passing 106µm) and the pulverization settings between ALS and EA should be aligned. In the QP’s opinion, the QA of the third split is marginally acceptable with respect to the DQO and should be optimized if the objective changes to higher degrees of data quality for resource definition purposes.

The analytical phase of the process involves the measurement of elements present in the sample by analytical methods at EA and ALS. For simplicity of the discussion, this also includes all actions after collection of the pulp (e.g. fluxing, fusing, cupellation, etc). The QP has not reviewed SOPs for the processes at ALS or EA but has corresponded directly with laboratory personnel regarding operating procedures and is familiar with the standard procedures in place. In the QP’s opinion, the operating procedures of the analytical process at ALS and EA are acceptable with respect to the DQO. The screen-fire assay method is an appropriate method for unbiased and precise measurements of Au concentration in material that has very high natural inherent variability. However, the QP notes that the duplicate results for the undersize of the pulp should not be treated as quality control pairs and should not undergo re-assaying if the results are outside 10% relative difference to one another. This limits New Found’s understanding of the effectiveness of the screen size and might obscure important true variance introduced by the presence of Au grains smaller than the screen size. The analytical procedures should be optimized for future work. The differences in fire assay charges between ALS (50 g) and EA (40 g) should be resolved and the QP suggests using the same charge weight for normal and screen fire assays (now respectively 30 g and 50 g at ALS and 30 g and 40 g at EA). Eastern analytical is ISO accredited for fire assay with AAS finish but not for screen metallics. After optimizing analytical procedures to ensure that identical procedures are employed at ALS and EA, New Found should carry out a detailed umpire testing program to verify accuracy and precision of the results obtained from EA. Moreover, New Found should undertake such programs routinely to monitor accuracy and precision of analytical results.

Quality Control

The purpose of QC is to ensure that data are consistent by detecting and correcting errors while the measuring or sampling system is in operation. A QC program is successful if it demonstrated that the system delivering the data was always in control and that errors were fixed during operation. Only after it has been established that a system was in control during a given period can data quality, measured by accuracy and precision, be determined. Quality control can be achieved by inserting and constantly evaluating checks and balances. These checks and balances should be inserted at every stage of the sampling process (e.g. primary sampling, preparation, and analytical) and monitored while data collection is ongoing.

Quality control on location data takes place at the drill rig as surveys are being collected by monitoring deviations and magnetic field strength. The QP considers this level of quality control appropriate with respect to the Queensway DQO.

No results of cross logging or peer review are available for the Queensway Project and the QP has not been able to assess consistency of the geological logging process. The QP recommends carrying out cross-logging programs and peer review of the geological logging to better monitor the consistency of the logging data.

The quality of the drilling process is determined by proxy through monitoring sample recovery data. The QP has reviewed the recovery data and concludes that the drilling process appears to have been in control, providing consistent results.

The quality of the first splitting process (core split) can be monitored by the collection of a duplicate sample. No first split (core-split) duplicates were collected by New Found and consistency of the first splitting process could not be reviewed. The QP recommends that New Found collects duplicate samples from mineralised core and submits these continually so that the natural inherent variability of the mineralization can be better understood and the process better controlled. The quality of the second splitting process (coarse crush) can be monitored by the collection of a duplicate sample. Coarse crush duplicates were not systematically collected by the laboratories. The QP considers this not good practice for material with such high natural inherent variability. The practice of collecting a 3-kg split by splitting and recombining introduces significant variance, and this variance should be monitored by collection of a second-split (coarse-crush) duplicate. For the period until January 2021, samples submitted for screen fire assay at ALS that were in excess of 3 kg were split in an A and B split after the coarse crush. Although sample sizes are not strictly equal (i.e. the overlimit of a 3-kg sample A was analyzed as sample B), results of the A and B splits can be used as an approximation of second split duplicates. Relative differences of analytical results from A and B splits analyzed at ALS Vancouver were reviewed to assess consistency of the splitting process. No trends were noted in relative differences of the second-split duplicates and the second splitting process at ALS appears to have been in control. Since samples >1 ppm Au are analyzed by screen fire assay, the third split only takes place for the undersize material. While comparison of undersize duplicates is useful to verify that screen sizes are chosen appropriately, the undersize results are not representative for the full sample and cannot be used to assess variability of the mineralization. Hence, consistency of the third splitting process could not be assessed.

Quality control of the analytical process involves the repeated and continuous evaluation of certified reference materials (“CRMs”). The laboratory inserts such reference materials into the sample stream, evaluates these, and makes corrections to the system when errors occur, as part of its requirements under ISO accreditation. New Found submits an additional set of ‘blind’ CRMs to the laboratory along with the primary samples to conduct its checks on the laboratory’s consistency. New Found’s CRM materials were sourced from Ore Research and Exploration Pty Ltd. of Bayswater, Australia. The CRMs span a range of elemental values and were inserted at a frequency of once per 20 primary samples. Shewhart control plots were created for each CRM to identify if any special cause variation occurred during the period of analysis. The analytical results were compared against the process mean determined using the moving range approach. Westgard control rules 1(3s), 2(2s), 4(1s), R(4s), 7X, 6T, J-Chart and 14O were used for detection of special cause variation. All CRM results were plotted on a heat map to assess if any periods occurred in which results for multiple CRMs showed special cause variation. This approach addresses the problem faced when following the standard Westgard Rules, where many transgressions are identified, indicating that the system was not in control. The heatmap approach enables quick identification of the periods in which multiple transgressions occurred across various CRMs and provides a more practical way to evaluate whether there was an issue with consistency at the laboratory.

Analytical results for CRMs submitted to ALS from February to April 2020 demonstrate that no special cause variation occurred during this period, suggesting that the analytical process was in control. Analytical results for CRMs submitted to ALS from September 2020 to May 2021 highlight seven periods in which multiple CRMs showed special cause variation. Moreover, the CRM results highlight five days for which only a single CRM result was available and that result indicates special cause variation. These results suggest that the analytical process at ALS Vancouver was not always in control. Analytical results for CRMs submitted to EA from February–May 2021 demonstrate that special cause variation occurred on 28 April 2021, suggesting that the analytical process was not in control. Moreover, the CRM results highlight one day (6 May 2021) for which only a single CRM result was available and that result indicates special cause variation. These results suggest that the analytical process at EA Springdale was mostly in control.

CRM Code	First Analyzed	Last Analyzed	Certified Value	Certified StdDev
OREAS 217	21/09/2020	25/05/2021	0.338	0.01
OREAS 218	10/12/2019	03/04/2020	0.531	0.017
OREAS 223	28/03/2020	25/05/2021	1.78	0.045
OREAS 224	21/11/2019	03/04/2020	2.15	0.053
OREAS 239	25/03/2020	25/05/2021	3.55	0.086
OREAS 255	21/11/2019	03/04/2020	4.08	0.087

Table 5: CRMs inserted during the 2019-2021 campaigns.

Quality Testing

Quality acceptance testing (QT) is where a final judgement on the quality of the data is made by assessing the accuracy and precision of the data for those periods where the process was demonstrated to be in control, and separately for those periods where the process was demonstrated to be not in control. Accuracy and precision are evaluated, and a final pass/fail assessment is made based on the requirements for each data component.

No results of check surveys (e.g. using a gyro compass or DGPS) were sighted by the QP and accuracy and precision of the collar and down-hole surveys was not assessed. However, location data were collected using industry-standard equipment and the QP considers location data acceptable with respect to the DQO. No results of cross-logging or peer review are available, and accuracy of the geological logging could not be assessed. The QP considers this acceptable with respect to the DQO but suggests putting in place quality monitoring and quality assessment systems to better understand the consistency of the logging process.

New Found has implemented measures to maximize recovery in friable zones and a visual examination of the drill core (section 12) did not reveal any issues with core quality or recovery. The QP considers the quality of the primary sample acceptable with respect to the DQO.

No first-split (core-split) duplicates were collected by New Found and precision and accuracy of the first splitting process could not be reviewed. The QP recommends collecting duplicate samples from mineralised core and submitting these continually so that the natural inherent variability of the mineralization can be better understood. Scatter- and quantilequantile plots were created for the A-B duplicates collected during the 2020–2021 diamond drilling program. The quantile-quantile plot suggests that no biases were introduced by the splitting process. The precision of the coarse crush (second split) was determined using the modified Thompson-Howarth approach. Thompson-Howarth precision values (defined as the coefficient of variation) are 10–20% for samples up to 10 ppm Au and 20–45% for samples ranging from 10–350 ppm Au, reflecting the nuggety character of the mineralization. The QP considers the precision values for the second split acceptable for the style of mineralization. Since Samples >1 ppm Au are analyzed by screen fire assay, the third split only takes place for the undersize material. While comparison of undersize duplicates is useful to verify that screen sizes are chosen appropriately, the undersize results are not representative of the full sample and cannot be used to constrain the precision of the splitting process.

After identification of any special cause variation, accuracy and precision of the CRM results were determined for periods in which the analytical process was in control, and separately for periods in which the analytical process was demonstrated to be not in control. The analytical results from six CRMs demonstrate that, for the period from 2019–2021, the analytical process at ALS Vancouver delivered results that were precise and mostly accurate (Table 11.5). On 18 November 2020 and on 25 February 2021, when the analytical process was not in control, results for two out of three CRMs demonstrate a statistically significant (95% confidence) low bias of 1–2% compared to certificate values. Considering that the bias is low and relatively small, the QP considers the associated risk low with respect to the DQO.

From 19–22 April 2021, when the analytical process was not in control, results for two out of three CRMs show significantly (95% confidence) more variance than the certified variance of the CRM. In addition, results for one CRM (OREAS 239) show a low bias of ~4% (not statistically significant at 95% confidence) and New Found should consider submitting a selection of samples for check assaying. Considering the nature (low) of the bias, the QP considers the associated risk low with respect to the DQO.

The analytical results from three CRMs analyzed at EA Springdale from February 2021–May 2021, demonstrate that analytical results were precise but not accurate. From 24 February 2021 to 25 May 2021, when the analytical process was in control, results for three CRMs demonstrate a statistically significant (95% confidence) low bias of ~2% compared to certificate values. Moreover, on 28 April 2021, when the analytical process was not in control, results for one CRM demonstrate a statistically significant (95% confidence) low bias of 13%. The QP considers a low bias of 2–13% not acceptable with respect to the DQO and this should be addressed with EA Springdale. Considering the nature (low) of the bias, the associated risk is considered low with respect to the DQO. No results for other CRMs are available for 28 April 2021 and New Found should consider submitting a selection of samples, analyzed on this date, for check assaying.

For the six days for which only a single CRM result was available and showed special cause variation, a statistical assessment of accuracy and precision could not be carried out. New Found should review the analytical results for these dates and consider submitting a selection of samples for check assaying. The QP recommends including three different CRMs with each submission such that assessment of accuracy and precision is never reliant on a single CRM result.

For samples submitted to Eastern Analytical prior to May 2018, no check samples were included, and internal laboratory check samples were used to monitor analytical precision and accuracy. Considering the nature of the exploration work undertaken during this period (grab and soil samples) and the intended outcome of the work (identification of exploration targets), the QP considers this level of quality control acceptable with respect to the DQO. To validate the results of the work undertaken before 2018, New Found carried out a check assay program of the pre-2018 samples by submitting a batch of 22 randomly selected mineralized samples to ALS Vancouver for umpire assaying. The results showed that, for assays above the limit of quantification (30 ppb), results from Eastern Analytical mostly correlate well with check assays from ALS The QP considers the accuracy of the assay process before 2018 acceptable with respect to the 2018 DQO of identifying exploration targets.

Blanks were submitted by New Found once per 20 primary samples from 2019–2021. The blank material was sourced from an unmineralized red sandstone from a roadcut near Botwood, NL. Blank performance for ALS from 2019–2021 is good with 1088/1096 (99.3%) assays returning assay values below the limit of quantification (10 times the method blank, 30 ppb). One blank returned an assay result of 0.9 ppm Au, suggesting that some cross-contamination occurred. Further inspection shows that this sample followed a primary sample containing 65 ppm Au. Comparison of blank results against the preceding sample shows that two out of eight blanks following >10 ppm Au assays returned assays below 0.1 ppm Au, indicating that cross-contamination is not a systemic issue at ALS Vancouver. Blank performance for EAL from 2019-2021 is good with all assays (161) returning assay values below the limit of quantification (10 times the method blank, 30 ppb). The blank results are considered acceptable with respect to the DQO. However, the QP recommends requesting ALS to run a silica flush following samples with visible Au.

Conclusions

•	Several periods of special cause variation were identified at ALS Vancouver and EA Springdale, based on results of disguised CRMs, suggesting that the analytical process was not always in control.
•	Results of CRMs demonstrate that analytical results from ALS were precise and mostly accurate, whereas analytical results from EA were precise but not entirely accurate.
•	A consistent low bias (~2%) should be discussed with EA.
•	Identified biases are all low biases and the QP considers the associated risk low respect to the DQO.
•	Six days were identified for which only one CRM result was available and showed special cause variation. The QP recommends including three different CRMs with each submission to ensure that assessments of accuracy and precision are never reliant on a single CRM result.
•	Blank results demonstrate that cross-contamination is not an issue at ALS Vancouver and EA Springdale.
•	The QP recommends requesting quartz flushes following samples with visible gold.
•	Preparation and analytical methods should be aligned between ALS and EA. Crushing, pulverization, and screen size settings as well as fire assay charges should be aligned.
•	Coarse crush duplicates should be collected systematically to monitor the second split after the coarse crush.
•	Duplicate results for the undersize pulp should not be treated as quality control pairs by ALS and EA and should not undergo re-assaying if outside 10% relative difference to one another.
•	Duplicate samples should be collected from mineralised core and submitted continually so that the natural inherent variability of the mineralization can be better understood and the process better controlled.
•	Accuracy and precision of screen fire assay results from EA should be closely monitored and verified by umpire analyses.
•	The QP recommends investing time in identifying key vein types and including key characteristics and images in the logging SOP. The QP recommends investing in a rock library to use as a reference for the logging geologists.
•	The QP recommends carrying out cross-logging and peer review to monitor the consistency and quality of the geological logging.

•	The QP considers New Found’s DQMS broadly acceptable with respect to the DQO. However, various important improvements are required for future resource definition drilling and for the data to be used for resource estimation.

5.9	Data Verification

The QP for the site visit (Dr. Kruse) conducted a site inspection for data verification purposes from 18–23 May 2021. The site visit included inspection of NFGC’s core handling facilities, core storage areas, active drill rigs and property geology. The site visit was facilitated by G. Matheson, P.Geo, Chief Operating Officer for NFGC.

The objectives of the site visit included: 1) collection of independent witness (“IW”) verification samples; 2) auditing New Found core drilling, handling and sampling procedures 3) verification of selected drill hole collar locations, 4) observation of in-situ mineral occurrences in outcrop, and 5) examination of drill core and observation of mineralized intercepts. The property site visit included observation of in-situ mineralized quartz veins at the Dome and Keats occurrences. All IW verification samples were analyzed at Eastern Analytical Ltd (EA), Springdale, NL. The results of these analyses are provided in the Technical Report.

Independent Witness Verification Samples

Ten IW verification samples were collected from 2019, 2020 and 2021 series drill holes. Holes were selected from the Keats, Lotto, Dome and Glass target area. Intervals were selected to span a representative range of grades reported from the Queensway Project. Half-core verification samples were collected, honoring the original sample intervals. Samples were submitted to EA for analysis by screen fire assay (EA method Au Met.). Results of the verification samples are shown in Table 6. The samples confirm the general grade tenor and discrepancies are consistent with the expected natural inherent variability for orogenic gold deposits.

Year	Drill Hole	Zone	From (m)	To (m)	Sample (Orig.)	Sample (Ver.)	Au g/t (Orig.)	Au g/t (Ver.)
2020	NFGC-20-73	Keats	63	63.45	B916024	986478	4.2	1.1
2020	NFGC-20-49	Keats	177.7	178.7	B886736	986479	21.2	12.6
2021	NFGC-21-111	Keats	236	237	B918578	986480	3.0	4.5
2021	NFGC-21-118	Keats	217	218	B918799	986481	3.9	9.5
2020	NFGC-20-52	Keats	107.7	108.7	B880682	986482	285.6	100.7
2021	NFGC-21-89	Lotto	85.35	86.35	B875732	986483	6.2	3.0
2020	NFGC-20-24	Lotto	35.3	35.8	B871872	986484	1.5	1.2
2020	NFGC-20-17	Lotto	29.8	30.5	B871033	986485	44.4	26.3
2020	NFGC-20-66	Dome	103.75	104.65	B875089	986486	3.7	2.6
2019	NFGC-19-05	Glass	232	233	X943897	986487	5.2	7.6

Table 6: Results of independent verification samples.

Data Verification

The QP for the site visit, Dr. Kruse, was provided with full access to New Found’s database. New Found employs a cloud-based relational database system (MX Deposit) for storage and management of drill hole and surface data. Other data and documentation (e.g. laboratory certificates, chain-of-custody documentation etc.) are also stored in a commercial online cloud storage platform. Data verification includes random spot checks of sample weights and assay results in the database against original laboratory certificates. No errors or inconsistencies were found. The New Found data management workflow involves import of digital certificates into the cloud-based relational database. This system includes automated data verification and approval checks by New Found designated senior geologists. This workflow largely eliminates the possibility of manual transcription errors. During the site visit, selected drill hole collars were located using a conventional hand-held GPS against surveyed RTK coordinates in the New Found database. Additionally, casing dip and azimuths were validated using a geological compass. A minor discrepancy in Easting was noted on one hole. Additionally, some recent holes had not yet be labeled with a hole ID, at the time of the site visit. Some historical holes had been re-surveyed and flagged by New Found staff, but not labeled with hole numbers. Drill logs for selected holes were compared with core photos and no significant discrepancies were found. Geological descriptions were found to be complete and consistent with the core photographs. Discussion with on-site logging geologists at the Queensway Project site indicated a good understanding of the Queensway Project geology, alteration, and mineralization style.

Adequacy of Data

The QP for the site visit, Dr. Kruse, has verified the quality of the exploration data and the visual, physical, and geological characteristics of the property and have found no significant issues or inconsistencies that would cause one to question the validity of the data. In the opinion of the QP for the site visit, New Found data collection and management practices conform to or exceed current industry best-practice standards. The adoption of new cloud-based technologies and automated workflow for data management has eliminated many potential sources of human error. However, it is recommended that New Found develop and implement robust data security and redundancy protocols to protect the integrity of their database from either malicious or unintentional failure.

5.10	Mineral Processing and Metallurgical Testing

New Found has no knowledge of any historical mineral processing/metallurgical testing of the Au mineralization on the Queensway Project, nor has it completed any mineral processing/metallurgical testing of its own.

5.11	Mineral Resource and Mineral Reserve Estimates

There are no current mineral resources or mineral reserves on the Queensway Project.

5.12	Adjacent Properties

There are many mineral licenses in the vicinity of the Queensway Project, held by prospectors and other exploration companies. There are also several mineral tenures existing near the Queensway Project, the most important of which is the Beaver Brook Antimony Mine, west of Queensway South. The Beaver Brook Antimony Mine lies ~1.5 km northwest of Paul’s Pond claims at Queensway South. In 1989, Noranda discovered the deposit during regional Au exploration as a prominent soil anomaly. Stibnite mineralization occurs in three zones (West, Central and East), along a 4 km strike length of the eastern margin of the MPIS. While primarily an antimony mine, exploration drilling near the Central zone has given intercepts yielding up to 26 g/t Au over 2.0 m with and without coincident Sb values. In 1997, Roycefield Resources opened the mine, but it closed after eight months of operation. In 2007, after an ownership change, the mine was dewatered, re-opened and operated as Beaver Brook Antimony until 2012. A short period of operation occurred from 2017–2019. Since 2019, the mine has been on care and maintenance. Staff are on-site and continue to pump water inflows.

Within the boundaries of the Queensway Project, there are four enclosed license areas held by companies other than New Found. The largest is held by Golden Ridge Resources and includes 62 claims optioned from Marilyn and Roland Quinlan (024195M and 025767M), situated in the Queensway South block on the central west flank near the Beaver Brook Mine. Towards the southeastern limits of the Queensway South project, a small, six-claim mineral license is held by prospector Clyde McLean (025520M). Buchans Minerals Corp holds a small, four-claim mineral license (031341M) near Dead Wolf Brook. Prospector Alexander T. Stares holds six claims (024096M) west of Gander Lake. These claims are optioned to Quadro Resources.

The Clark’s Brook property, an enclave into the northwest portion of Queensway South and west of the Northwest Gander River, was first explored by Sokoman Minerals Corp. under option from Metals Creek Resources. Prospecting at Clark’s Brook discovered Au mineralization associated with silicified and quartz vein intervals in shales and sandstones, bearing disseminated sulfides. Grab sample assays of 19.5 ppm Au from bedrock and 25.4 ppm Au from float, led to diamond drilling seven holes in 2017–2018, which returned the highest values of 3.37 g/t Au over 3.0 m including 14.7 g/t Au over 0.6 m. The drilling was designed to test both the showing on Clark’s Brook and a strong magnetic low, which has a northerly trend and a minimum strike length of 400 m. In 2019, an additional three holes were drilled with assay highlights of 1.0 g/t Au over 25.8 m in CB-19-08, although the true thickness of this zone is not known. It was noted that intervals of vuggy, chalcedonic, quartz veins with 1–3% disseminated pyrite, minor arsenopyrite and very minor stibnite, were intersected in hole CB-19-08. The property option is to be terminated by Sokoman and the ownership of the claims will revert to Metals Creek Resources.

Other companies conducting exploration near the Queensway Project include an extended and constantly changing list of explorers, who together have developed a regional exploration play identified by some as the Exploits subzone or Davidsville Group Play.

At the release of this Report, there is a minimum of eleven exploration companies active at the boundaries of the Queensway Gold project. From the south–north these are:

•	Exploits Discovery Corp. are exploring in areas they term True Grit, Middle Ridge, and Great Bend. Exploits Discovery Corp. has a comparable land package to New Found and began with licenses north of Queensway North at their Mount Peyton, Jonathan’s Pond, Gazeebow, and Dog Bay projects.
•	Canstar Resources Inc. is exploring south of Queensway.
•	Origen Resources Inc. is exploring south of Queensway, near the south coast of Newfoundland, at the Golden Baie and Middle Ridge projects.
•	Tru Precious Metals Corp. is exploring along the southwest edge of Queensway South.
•	Vulcan Minerals Inc. is exploring along the southwest edge of Queensway South at the Rolling Pond and Lizard projects.
•	Sky Gold Corp. is exploring north of the Gander Lake and adjacent to Queensway North. Projects include Mustang and Virginia.
•	Labrador Gold Corp. are exploring along strike from the AFZ at their Kingsway Project.
•	Quadro Resources Ltd. is exploring at Yellow Fox and Careless Cove projects, among other locations.
•	Spearmint Resources Inc. explore adjacent to the AFZ at their Goose Gold Project
•	Gossan Resources Ltd. is exploring east of Queensway North.
•	St. James Gold Corp. is exploring along the GURC.

Spatial data pertaining to the adjacent properties of the Queensway Project is primarily sourced from the Government of Newfoundland and Labrador’s Geoscience Atlas (http://geoatlas.gov.nl.ca/Default.htm). This website allows for the extraction of digital GIS data for use in GIS applications. Data is updated on a regular basis.

The QP has been unable to verify the technical information on these adjacent properties and this information is not necessarily indicative of the mineralization on the properties that are the subject of this Technical Report.

5.13	Interpretation and Conclusions

Interpretation

New Found has undertaken significant exploration on its 151,000-ha Queensway Project in central Newfoundland, Canada. Following a review of historical geophysics, surface mapping, and soil, till and drill-core sampling, New Found has carried out regional magnetic, EM and gravity surveys, collected >2,500 grab and trench samples, >1,500 till samples, >750 soil samples and drilled >48,000 m of diamond core. In 2019 New Found carried out a ~2,000 m drilling program and successfully intersected Au mineralization along the AFZ and JBPFZ. In August 2020, New Found commenced a 200,000-m drill program, with 46,000 m completed as of 27 May 2021, the effective date of this report.

The 2020–2021 drilling program has intersected significant Au mineralization along the AFZ at the Keats and Lotto targets and demonstrated the presence of near-surface high-grade Au mineralization. Surface exploration has generated multiple targets for follow-up till-sampling and trenching along the AFZ and JBPFZ and along their inferred extensions in the southern part of the property.

Gold mineralization at the Queensway Project is quartz-vein-hosted orogenic Au mineralization, typically with free Au, hosted in tight-to-isoclinal folded Cambrian-Silurian metasediment of the Davidsville Group. Mineralization is typically Au-only with significant Ag mineralization only intercepted at the Little-Powerline Zone. Interpretation of airborne geophysics and field structural observations suggests that Au mineralization is structurally controlled and associated with the regional D1 deformation event. Gold mineralization is spatially associated with kilometer-scale deformation structures such as the AFZ and JBPFZ and secondary structures such as the Keats and Lotto baseline faults.

At Keats, drilling to date shows that high-grade Au mineralization is steeply dipping and has along-strike continuity of over 250 m and down-plunge continuity of at least 450 m while remaining open at depth. Structural data obtained from optical televiewer logging suggest that Au mineralization is associated with a zone of intense and possibly drag-related folding within the Keats Fault Zone. At least two dominant orientations of quartz veins have been identified and New Found is currently investigating the relationship of different vein sets with mineralization through detailed petrography and geological modelling.

At Lotto, drilling has demonstrated continuity of high-grade Au mineralization to 130 m below the surface, where it remains open. Mineralization is steeply dipping, and along-strike continuity is inferred to be at least 50 m. High-grade Au mineralization is interpreted to be associated with north-striking quartz veins, interpreted to be secondary structures to the Lotto Baseline Fault. Current drilling is designed to better constrain the geometry and extent of the mineralized system.

At Knob, historical drilling intersected significant near-surface Au mineralization in steep, shear-controlled quartz veins, striking east–northeast over a strike length of ~120 m. Gold mineralization occurs primarily as visible Au in massive, sheeted veins of milky quartz. Current drilling is designed to better constrain the geometry and extent of the mineralized system.

At H-Pond, along the JBPFZ, Au mineralization occurs in multiple, steep, northwest dipping quartz vein arrays. Historical drilling suggests that mineralization occurs over a strike length of 800 m and to 250 m below surface. Excavation at the Glass prospect, 150 m along strike to the north, exposed quartz vein arrays over ~150 m strike length. Preliminary drill testing of the Glass prospect suggests this may be a continuation of the H-Pond vein system. Drill testing of an Au-in-till anomaly at the 1744 zone, 500 m along strike to the north, intersected sulfide Au mineralization and may suggest further continuation of the H-Pond system to the north. Additional drill testing of the H-Pond, Glass and 1744 prospects is planned for 2021.

Two- and three-dimensional inversion of airborne magnetic and gravity data for Queensway North has been completed. Cutting-edge data interpretation techniques such as machine learning will be used to interpret the inverted data and better constrain structural controls on Au mineralization and guide further regional exploration. Prospecting of outcrop and float, in follow-up of till and soil geochemistry data, has to date been the key target generator. The shallow till cover and the association of Au mineralization with quartz veining and associated alteration make identification of prospective mineralization relatively easy. Trenching has been a successful follow-up method at the Queensway Project and many of the Au zones such as Dome, Road, Lotto, Little and Cokes were discovered and/or defined through trenching. Trenching will continue to be an important early-stage follow-up technique in the area.

Conclusions

The QPs consider that the Queensway Project has considerable potential for significant Au mineralization. The project covers a significant land package covering >100 km of strike length in a favorable geological and structural setting, potentially analogous to that of world-class Au deposits located in the Bendigo-Castlemaine goldfields of Victoria, Australia. Limited deep drill testing has been carried out to date, therefore the area’s potential remains largely unexplored.

The work carried out to date has successfully demonstrated high-grade near-surface Au mineralization and generated multiple targets for follow-up exploration.

The 2020–2021 drill program has intersected significant Au mineralization along the AFZ at the Keats and Lotto targets and demonstrated the presence of near-surface high-grade Au mineralization. Significant potential exists for the expansion of the known zones through diamond drilling, both along strike and down dip. Meanwhile, surface prospecting, trenching, till sampling and geophysical have continued to generate new targets for follow-up exploration through trenching and drill-testing.

The southern portion of the Queensway Project area has historically received little exploration work but has a similar geological and structural setting and is likely prospective for Au mineralization and should be a target for exploration.

The QPs consider the work undertaken at the Queensway Project to be of an acceptable standard. Data quality management systems are considered acceptable for an exploration project and the risk associated with data quality, for this purpose, is considered small. However, the QPs recommend several important areas of improvement to make the data more robust for eventual inclusion in high-confidence resource classifications. Data collected prior to 2018, before emplacement of New Found’s data quality management system, are considered fit-for-purpose for identifying exploration targets. For historical exploration data, data quality management is largely unknown, and these data are considered fit for the purpose of identifying exploration targets but not fit to support any mineral resource estimates.

5.14	Recommendations

Recommended Work Programs

The QPs recommend that future exploration focusses on drilling along the AFZ and JBPFZ. Additionally, both regional and targeted exploration work should be conducted following up on regional targets. This includes prospecting targets generated in the past three years and Au-in-till anomalies in Queensway South. Trenching, followed by diamond drilling, should be undertaken in the vicinity of known Au prospects and targets generated south of Gander Lake.

Exploration work recommended by the QPs is detailed below. The recommended work is separated into two phases. Programs undertaken in Phase 2 are contingent on results of Phase 1. Associated cost estimates are presented in Table 7 at the end of this section.

Phase 1

Geophysics

The QPs recommend several geophysics work programs.

•	Interpretation of the 3-D inversions of the 2020 HeliFALCON gravity survey data to generate new targets and better constrain the strike of major structures controlling the mineralization and the geometry of the vein systems.
•	Interpretation of the Helitem2 EM data, collected in April 2021, to identify targets for follow-up field investigation.
•	Comparison of the 2021 Helitem2 interpretation with previous EM and gravity interpretations to better define targets.
•	Conducting a DCIP survey over the AFZ to better define structural character of Au mineralized zones.
•	Conducting a 3-D seismic survey over both the AFZ and JBPFZ to better define the structural character.

Surface Exploration

The QPs recommend several surface exploration programs.

•	Infill till sampling in areas of anomalous Au-in-till concentrations between Great Gull River and Eastern Pond.
•	Trenching programs at Eastern Pond, Joe’s Feeder, Great Gull River, and Larsen’s Falls.

•	A trenching program for the Queensway South claims to re-expose known surface Au occurrences at Aztec, A-Zone, and Paul’s Pond (LBNL) and map their surface extensions.

The QPs recommend undertaking a regional study on the direction of ice flows to aid interpretation of till samples.

Satellite Imagery, LiDAR, and Baseline Studies

The QPs recommend several desktop- and baseline studies:

•	Spectral analysis of alteration trends and lithology fom newly acquired satellite imagery (Pan, VNIR and SWIR high-resolution imagery including 50 cm ground RGB imagery).
•	A LiDAR survey for Queensway to serve as a baseline for 3-D modelling and future engineering/environmental studies.
•	Hydrology baseline and habitat studies for the Queensway Project.

Drilling and Metallurgical

The QPs have several recommendations for future drilling programs.

•	Carry out step-out drill testing along strike from previous intersections at Keats to test down-plunge extension of mineralization and delineate the extent of the mineralized system.
•	Carry out drill testing along strike from previous intersections at Lotto to better constrain the geometry of the mineralized structure and delineate the extent of the mineralized system.
•	Continue exploration drilling along the AFZ and JBPFZ including the Little-Powerline, Knob, Road, Dome, Cokes, Golden Joint, TCH, H-Pond, Pocket Pond, Glass, 798 and 1744 prospects.
•	Carry out structural and/or petrogenetic studies and detailed geological and structural modelling in tandem with drilling to better constrain structural controls of mineralization.
•	Undertake preliminary metallurgical studies to better understand potential recovery factors and support a future mineral resource estimate.

Analytical and DQMS

The QPs have several recommendations for improvements of analytical procedures and data quality management systems.

•	Investigate the benefits of photon assaying and/or cyanide leaching as a more cost-effective alternative to the screen fire assay.
•	Collect first-split (core-split) and second-split (coarse-crush) duplicates to better understand the natural inherent variability of the mineralization.

Phase 2

Contingent on results of Phase 1, the QPs have several recommendations for Phase 2 work programs.

•	Carry out a resource drill-out program at Keats with the aim of estimating and classifying an Inferred Mineral Resource. Complete the drill-out at a drilling orientation that is optimized to intersect the mineralization at right angles and at a drill spacing that is optimized for estimation. Submit full core samples to yield better sample support for a future mineral resource estimate.
•	Complete a 100,000-m resource definition drill program for the targets for which results from Phase 1 warrant it.
•	A 12,000-m diamond drilling program for Queensway South for targets of interest to test findings from trenching at depth and assess the scale of the systems.

2021 Exploration Costs

Global cost estimates for work planned in 2021 are presented in Table 7. The QP considers this budget to be in-keeping with the work program recommended above.

Phase	Item	Unit Costs	Estimated Cost (CAD)
1	Geophysics
	Geophysical Interpretation		$500,000
	Geological Modelling and Interpretation		$800,000
	Satellite Imagery & Spectral Analysis		$156,000
	DCIP Survey Queensway North		$750,000
	3D Seismic Survey Queensway North		$7,000,000
	Item Total		$9,206,000

1	Surface Exploration
	Regional Prospecting/Geological Mapping		$1,000,000
	Till Program		$270,000
	Queensway South Trenching		$350,000
	Item Total		$1,620,000

1	Desktop and Baseline Studies
	LiDAR Survey Queensway North		$132,000
	Environmental Registration Document		$23,500
	Water Monitoring Program		$209,000
	Biophysical		$75,000
	Hydrological Study		$54,000
	Habitat Studies		$150,000
	Hydrology		$300,000
	Socioeconomic Studies		$100,000
	Item Total		$1,043,500

1	Drilling and Metallurgy
	Exploration Diamond Drilling (175,000 m, HQ)	$225.00	$39,375,000
	Geotechnical Study		$200,000
	Metallurgical Testing Program		$250,000
	Item Total		$39,825,000
	Phase 1 Total		$51,694,500

2	Drilling and Metallurgy
	Exploration Drilling Program Queensway South (12,000 m, HQ)	$225.00	$2,700,000
	Resource Definition Drilling Queensway North (100,000 m, HQ)	$225.00	$22,500,000
	Item Total		$25,200,000
	Phase 2 Total		$25,200,000
Grand Total			$76,894,500

Table 7: Cost estimates for Recommended Exploration Program for the Queensway Project, 2021–2022

6	OTHER MINERAL PROJECTS

The Company owns a 100% interest in the Lucky Strike Project in Kirkland Lake, Ontario, comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The Company acquired the rights to the Lucky Strike Project by map staking mineral licenses and making staged payments in cash and Common Shares from 2016 through 2019 under two fully-executed option agreements.

On May 27, 2016, the Company optioned the primary Lucky Strike Project property from Ashley Gold Mines Ltd. (“Ashley Gold”) under a property option agreement, which was ultimately amended in May 2019, and fully exercised in November 2019. Under the terms of this agreement, the Company paid $115,000 and issued Common Shares equivalent to $80,000 to Ashley Gold. The option agreement included an underlying 1% NSR payable to Wallbridge Mining Company, which covers a small portion of the applicable claims, with most of the claims carrying no NSR.

On July 26, 2017, the Company optioned the Vallillee extension claims west of the primary Lucky Strike Project and this option agreement was fully executed July 2018. Under the terms of the agreement the Company paid $40,000 and issued a 2% NSR in favour of the optionors.

In April 2020, the Company staked an additional 70 unpatented mining cells on the west side of the Lucky Strike Project. These lands carry no NSR.

On May 7, 2020, the Company completed a claim purchase agreement with Eric Marion to purchase 21 unpatented mining claim cells adjacent to the east of the Lucky Strike Project. Under the terms of the agreement the Company paid $25,000. The claims carry no NSR.

For the purpose of NI 43-101, the Lucky Strike Project is not a material property of the Company.

7	DIVIDENDS AND DISTRIBUTIONS

7.1	Summary

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances. See “Risk Factors – Risks Related to the Company – Dividends”.

8	DESCRIPTION OF CAPITAL STRUCTURE

8.1	Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value (the “Common Shares”). As at December 31, 2020, there were 148,684,523 Common Shares issued and outstanding. As of the date of this AIF, there are 152,679,221 Common Shares issued and outstanding.

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s Articles must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company’s shareholders.

8.2	Options

New Found has a stock option plan (the “Plan”) pursuant to which the Board of Directors may grant stock options (the “Options”) to any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board of Directors may determine, exercisable to acquire Common Shares up to a maximum of 10% of the issued and outstanding Common Shares at the time of grant. Every Option granted has a term not exceeding 10 years after the date of grant.

As at July 14, 2021, New Found had the following Options outstanding:

		Exercise Price (C$
	Common Shares Under	per Common		Vesting
Holder of Options	Options Granted	Share)	Grant Date	Conditions	Expiry Date
Executive and other	150,000	$0.40	October 1, 2018	Fully vested	September 30, 2023
officers of New Found, as a group (1)	1,725,000	$0.50	December 17, 2019	Fully vested	December 17, 2024
	1,200,000	$1.00	April 15, 2020	Fully vested	April 15, 2025

		Exercise
		Price (C$
		per
	Common Shares Under	Common		Vesting
Holder of Options	Options Granted	Share)	Grant Date	Conditions	Expiry Date
	200,000	$1.075	May 23, 2020	Fully vested	May 23, 2025
	2,375,000	$1.40	August 11, 2020	Fully vested	August 11, 2025
	5,080,000	$4.10	December 31, 2020	Fully vested	December 31, 2025
	893,000	$6.79	April 29, 2021	Fully vested	April 29, 2026
Total	11,623,000
Directors (who are	200,000	$0.50	December 17, 2019	Fully vested	December 17, 2024
not also executive officers) of New	200,000	$1.40	August 11, 2020	Fully vested	August 11, 2025
Found, as a group (2)	150,000	$4.10	December 31, 2020	Fully vested	December 31, 2025
	35,000	$6.79	April 29, 2021	Fully vested	April 29, 2026
	200,000	$8.62	May 17, 2021(3)	Fully vested	May 17, 2026
Total	785,000
Consultants of New Found, as a group	312,500	$0.50	December 17, 2019	Fully vested	December 17, 2024
	300,000	$1.00	April 15, 2020	Fully vested	April 15, 2025
	25,000	$1.075	May 23, 2020	Fully vested	May 23, 2025
	375,000	$1.40	August 11, 2020	Fully vested	August 11, 2025
	90,000	$2.07	September 3, 2020	Fully vested	September 3, 2025
	25,000	$2.15	October 1, 2020	Fully vested	October 1, 2025
	975,000	$4.10	December 31, 2020	Fully vested	December 31, 2025
	171,000	$6.79	April 29, 2021	Fully vested	April 29, 2026
				10% vest
				immediately
				15% every 6
				months
	52,500	$6.79	April 29, 2021	thereafter	April 29, 2026
Total	2,326,000
Any other person or
company, other than
the Agent	49,000	$2.07	September 3, 2020	Fully vested	September 3, 2025
				10% vest
				immediately
				15% every 6
				months
	214,250	$6.79	April 29, 2021	thereafter	April 29, 2026
Total	263,250
TOTAL OPTIONS	14,997,250

Notes:

(1)	Total of four persons, being Collin Kettell the Executive Chairman, Greg Matheson the Chief Operating Officer, Craig Roberts the Chief Executive Officer and Denis Laviolette the President.
(2)	Total of two persons, being Quinton Hennigh and Douglas Hurst. On May 11, 2021 Mr. John Anderson resigned from the Company as Director.

8.3	Warrants

As at July 14, 2021, there were 549,892 common share purchase warrants (“Warrants”) outstanding, comprised of: (i) 15,960 Finder Warrants entitling the holder thereof to acquire one Common Share at a price of $1.50 per common share until June 4, 2022; (ii) 24,380 Finder Warrants entitling the holder thereof to acquire one common share at a price of $1.50 per common share until May 13, 2022; (iii) 33,245 Finder Warrants entitling the holder thereof to acquire one common share at a price of $1.30 per common share until May 12, 2022; and (iv) 476,307 agents’ warrants issued in connection with the initial public offering entitling the holder thereof to acquire one common share at a price of $1.30 per common share until August 11, 2021.

The following table sets forth the aggregate number of warrants, outstanding as at July 14, 2021:

			Exercise Price
			(C$ per		Market Value of
	Number of		Common		Common Shares
Holder of Warrants	Warrants Held		Share)	Issue Date	Under Warrants(1)	Expiry Date
Executive and other	Nil.		N/A	N/A	N/A	N/A
officers of New Found,
as a group
Directors (who are not	Nil.		N/A	N/A	N/A	N/A
also executive officers)
of New Found, as a
group
Consultants of New	Nil.		N/A	N/A	N/A	N/A
Found, as a group

Any other person or	15,960	(2)	$1.50	June 4, 2020	N/A	June 4, 2022
company, other than the Agents	24,380	(3)	$1.50	May 13, 2020	N/A	May 13, 2022
	33,245	(4)	$1.30	May 12, 2020	N/A	May 12, 2022
	476,307	(5)	$1.30	August 11, 2020	N/A	August 11, 2021

TOTAL	549,892

Notes:

(1)	Market value of the Common Shares under warrants are not reasonably ascertainable on the grant date or another date given that the Common Shares are not and have never been publicly traded or listed.
(2)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.
(3)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.
(4)	Finder Warrants issued in connection with 2020 Flow-Through Private Placements.
(5)	Broker Warrants issued in connection with Company’s Initial Public Offering.

9	MARKET FOR SECURITIES

9.1	Trading Price and Volume

New Found’s Common Shares are currently listed for trading through the facilities of the TSX Venture Exchange under the symbol “NFG” and on the OTC under the symbol “NFGFF”. No other securities of New Found are traded or quoted on any marketplace.

During the period from August 11, 2020 until the date of this AIF, the Common Shares traded on the TSX Venture Exchange as follows based on information available from Bloomberg:

	TSX VENTURE EXCHANGE
Month	Volume	High (Cnd$)	Low (Cnd$)
August 2020	18,520,969	2.01	1.24
September 2020	9,288,028	2.56	1.85
October 2020	13,142,070	4.50	2.15
November 2020	6,905,260	4.90	3.60
December 2020	10,831,311	4.74	3.52
January 2021	4,453,432	4.40	3.16
February 2021	4,284,132	3.84	3.15
March 2021	6,789,083	5.25	3.53
April, 2021	6,675,715	7.00	4.21
May, 2021	8,281,966	12.48	6.80
June, 2021	6,582,626	13.50	9.40
July 1–15, 2021	1,616,341	12.47	9.79

9.2	Prior Sales

The following table summarizes the issuances of Common Shares and securities that are convertible or exchangeable into Common Shares as at July 14, 2021:

Issue Date	Type of Security	Number Issued	Issue Price	Exercise Price	Description of Issuance
June 3, 2021	Common Shares	25,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
June 1, 2021	Common Shares	2,000	$6.79	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 28, 2021	Common Shares	4,107	$1.30	N/A	Issued pursuant to the exercise of 2020 Warrants
May 27, 2021	Common Shares	85,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 26, 2021	Common Shares	20,000	$2.07	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 20, 2021	Common Shares	25,000	$4.10	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 20, 2021	Common Shares	15,000	$1.40	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 20, 2021	Common Shares	100,000	$0.40	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 20, 2021	Common Shares	2,000	$2.07	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 17, 2021	Options	200,000	N/A	$8.62	Options issued pursuant to the Stock Option Plan. Vesting contingent on receiving disinterested shareholder approval at the upcoming annual general meeting. If shareholder approval for the grant is not received, the options will be cancelled.
May 17, 2021	Common Shares	5,000	$2.07	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan

Issue Date	Type of Security	Number Issued	Issue Price	Exercise Price	Description of Issuance
May 14, 2021	Common Shares	6,250	$4.10	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 14, 2021	Common Shares	2,385	$1.50	N/A	Issued pursuant to the exercise of 2020 Warrants
May 6, 2021	Common Shares	10,000	$2.07	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 5, 2021	Common Shares	8,372	$1.50	N/A	Issued pursuant to the exercise of 2020 Warrants
May 5, 2021	Common Shares	1,154	$1.30	N/A	Issued pursuant to the exercise of 2020 Warrants
May 3, 2021	Common Shares	6,250	$4.10	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
April 22, 2021	Common Shares	10,000	$2.07	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
April 21, 2021	Common Shares	10,000	$2.07	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
April 21, 2021	Common Shares	125,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
April 20, 2021	Common Shares	75,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
April 8, 2021	Common Shares	2,857,000	$5.25	N/A	Issued pursuant to 2021 Flow-Through Private Placement
March 29, 2021	Common Shares	15,000	$2.07	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
March 17, 2021	Common Shares	1,268	$1.30	N/A	Issued pursuant to the exercise of 2020 Warrants
March 11, 2021	Common Shares	3,300	$1.50	N/A	Issued pursuant to the exercise of 2020 Warrants
March 5, 2021	Common Shares	7,500	$1.50	N/A	Issued pursuant to the exercise of 2020 Warrants
January 11, 2021	Common Shares	275,954	$1.30	N/A	Issued pursuant to the exercise of 2020 Warrants
January 6, 2021	Common Shares	3,808	$1.30	N/A	Issued pursuant to the exercise of 2020 Warrants
January 6, 2021	Common Shares	100,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 31, 2020	Options	6,242,500	N/A	$4.10	Options issued pursuant to the Stock Option Plan
December 31, 2020	Common Shares	2,075,000	$1.40	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 31, 2020	Common Shares	1,395,000	$1.075	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 31, 2020	Common Shares	100,000	$1.00	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 31, 2020	Common Shares	1,135,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan

Issue Date	Type of Security	Number Issued	Issue Price	Exercise Price	Description of Issuance
December 23, 2020	Common Shares	700,000	$1.00	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
December 16, 2020	Common Shares	100,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
November 12, 2020	Common Shares	75,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
November 2, 2020	Common Shares	2,385	$1.50	N/A	Issued pursuant to the exercise of 2020 Warrants
October 27, 2020	Common Shares	450,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
October 13, 2020	Common Shares	50,000	$1.075	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
October 6, 2020	Common Shares	551,907	$1.30	N/A	Issued pursuant to the exercise of 2020 Warrants
October 1, 2020	Options	25,000	N/A	$2.15	Options issued pursuant to the Stock Option Plan
September 3, 2020	Options	215,000	N/A	$2.07	Options issued pursuant to the Stock Option Plan
August 27, 2020	Common Shares	50,000	$0.40	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
August 14, 2020	Common Shares	50,000	$0.40	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
August 13, 2020	Broker Warrants	188,999	N/A	$1.30	Issued to the Agents’ in connection with the exercise of the over-allotment option grants to the Agents pursuant to the Company’s initial public offing.
August 13, 2020	Common Shares	3,150,000	$1.30	N/A	Issued pursuant to the exercise of the Agents’ overallotment option granted pursuant to the Company’s initial public offering.
August 12, 2020	Common Shares	4,000,000	$0.75	N/A	Issued pursuant to the exercise of 2019 Warrants
August 11, 2020	Options	5,040,000	N/A	$1.40	Options issued pursuant to the Stock Option Plan
August 11, 2020	Broker Warrants	1,190,769	N/A	$1.30	Issued to the Agents in connection with the Company’s initial public offering
August 11, 2020	Common Shares	21,000,000	$1.30	N/A	Issued pursuant the Company’s initial public offering
July 21, 2020	Common Shares	12,000,000	$0.75	N/A	Issued pursuant to the exercise of 2019 Warrants
July 17, 2020	Common Shares	100,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
June 30, 2020	Common Shares	1,000,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
June 10, 2020	Finder Warrant	4,107	N/A	$1.30	Finder Warrants issued to certain finders in connection with 2020 Flow-Through Private Placements

Issue Date	Type of Security	Number Issued	Issue Price	Exercise Price	Description of Issuance
June 10, 2020	Common Shares	68,462	$1.30	N/A	Issued pursuant to 2020 Flow-Through Private Placements
June 4, 2020	Finder Warrant	28,230	N/A	$1.50	Finder Warrants issued to certain finders in connection with 2020 Flow-Through Private Placements
June 4, 2020	Common Shares	1,227,753	$1.50	N/A	Issued pursuant to 2020 Flow-Through Private Placements
May 23, 2020	Options	1,670,000	N/A	$1.075	Options issued pursuant to the Stock Option Plan
May 22, 2020	Common Shares	85,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 19, 2020	Common Shares	250,000	$0 50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 14, 2020	Common Shares	580,000	$0.15	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
May 13, 2020	Finder Warrant	36,052	N/A	$1.50	Finder Warrants issued to certain finders in connection with 2020 Flow-Through Private Placements
May 13, 2020	Common Shares	2,766,844	$1.50	N/A	Issued pursuant to first tranche of 2020 Flow-Through Private Placements
May 12, 2020	Finder Warrant	39,475	N/A	$1.30	Finder Warrants issued to certain finders pursuant to 2020 Flow-Through Private Placements
May 12, 2020	Common Shares	797,923	$1.30	N/A	Issued pursuant to 2020 Flow-Through Private Placements
April 29, 2020	Common Shares	200,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
April 13, 2020	Common Shares	800,000	$0.50	N/A	Issued pursuant to exercise of Options issued under the Stock Option Plan
April 15, 2020	Options	2,300,000	N/A	$1.00	Options issued pursuant to the Stock Option Plan
March 6, 2020	Common Shares	15,000,000	$1.12	N/A	Issued pursuant to Novo Transaction

10	ESCROWED SECURITIES

10.1	Summary

In connection with the initial public offering of the Company’s Common Shares, Palisade Goldcorp Ltd, Novo Resources Corp., 2176423 Ontario Inc. (a corporation controlled by Eric Sprott), Collin Kettell, Denis Laviolette and Craig Roberts (collectively, the “Principals”), entered into an escrow agreement (the “Escrow Agreement”) with Computershare Trust Company of Canada, as escrow agent (the “Escrow Agent”), pursuant to which the Principals deposited 90,199,500 Common Shares into escrow (the “Escrowed Securities”) with the Escrow Agent, representing approximately 63% of the issued and outstanding Common Shares as at December 31, 2020.

The following table sets forth, as of as at December 31, 2020, the number of securities of each class of securities of the Company held, to the knowledge of the Company, in escrow or that are subject to a contractual restriction on transfer and the percentage that number represents of the outstanding securities of that class.

Designation of Class	Number of Securities	Percentage of Class
Common Shares	83,470,050	56%

In accordance with NP 46-201, the Escrowed Securities will be subject to a three-year escrow and subject to the following release scheduled:

Date	Amount of Escrowed Securities Released
On the August 11, 2020 (the “Listing Date”)	1/10th of the Escrowed Securities
6 months after the Listing Date	1/6th of the remaining Escrowed Securities
12 months after the Listing Date	1/5th of the remaining Escrowed Securities
18 months after the Listing Date	1/4th of the remaining Escrowed Securities
24 months after the Listing Date	1/3rd of the remaining Escrowed Securities
30 months after the Listing Date	1/2 of the remaining Escrowed Securities
36 months after the Listing Date	the remaining Escrowed Securities

Additionally, securities of New Found may be subject to additional escrow restrictions and restrictions on transfer pursuant to NP 46-201, or if required by the TSXV (in accordance with TSXV Policy 5.4) or other applicable regulations of any other stock exchange on which the securities of New Found may be listed for trading in the future.

11	DIRECTORS AND OFFICERS

11.1	Name, Occupation and Security Holding

The name, municipality of residence, positions held with the Company, and principal occupation within the five preceding years as at July 14, 2021 of each director and executive officer of New Found are as follows:

Number and
Percentage of
	Position(s) and Office(s)	Principal Occupation(s) During		Common
Name and Residence	with New Found	Past Five Years	Director Since	Shares Held
COLLIN KETTELL, Puerto Rico, United States	Executive Chairman and Director	Executive Chairman (since March 2020) and former CEO (2016 - 2020), New Found; CEO, Nevada King Gold Corp. (formerly Victory Metals Ltd.), since January 2019; Executive Chairman, Palisades Goldcorp Ltd., since August 2019; former CEO, Palisade Global Investments Ltd. Majority of the foregoing companies are mineral exploration and development companies.	January 21, 2016	5,155,000(1) (3.38%)

CRAIG ROBERTS(7), British Columbia, Canada	Chief Executive Officer and Director	CEO and Director, New Found, since March 2020 and December 2019, respectively; Chairman and Director (formerly CEO), Ethos Gold Corp., since 2018; Director, Nevada King Gold Corp. (formerly Victory Metals Ltd.); Chief Technical Officer, Palisades Goldcorp Ltd., since 2020; Director, K2 Gold Corporation, since 2016;	December 17, 2019	2,200,000(2) (1.44%)

Number and
Percentage of
	Position(s) and Office(s)	Principal Occupation(s) During		Common
Name and Residence	with New Found	Past Five Years	Director Since	Shares Held
Director, Global Battery Metals Ltd., since 2016. Majority of the foregoing companies are mineral exploration and development companies.

DENIS LAVIOLETTE, Ontario, Canada	President and Director	President and Director. New Found, since 2016; Executive Chairman, Goldspot Discoveries Inc. since 2016. The foregoing companies are mineral exploration and development companies.	January 21, 2016	2,625,000(3) (1.72%)

GREG MATHESON, Ontario, Canada	Chief Operating Officer	COO, New Found, since 2019; former Manager of Exploration, Northern Gold Mining Inc., former Senior Project Manager, Oban Mining Corp. All of the foregoing companies are mineral exploration and development companies.	-	Nil(4)

MICHAEL KANEVSKY, British Columbia, Canada	Chief Financial Officer	CFO, New Found, since 2019; CFO, Mexican Gold Mining Corp; CFO, Palisades Goldcorp Ltd. Majority of the foregoing companies are mineral exploration and development companies.	-	Nil

DR. QUINTON HENNIGH(7) Colorado, United States	Director

President and Chairman, Novo Resources Corp., since 2009, Director, New Found, since 2020; Director, Irving Resources Inc., since 2015; Director, Kuya Silver Corporation (formerly Miramont Resources Corp.), since 2017; Director, Precipitate Gold Corp since 2010; Director, Condor Resources Inc., since 2020; Director, Tristar Gold Inc., since 2015. All of the foregoing companies are involved in one or all of: mineral exploration, development, production and the capital markets.

			June 17, 2020	115,300(5) (0.09%)

DOUGLAS HURST(7) British Columbia, Canada	Director	Director, New Found, since May 2021; Chairman, Northern Vertex Mining Corp. since February 2021; Director, Calibre Mining Corp., since 2017; Director, Newcore Gold Ltd., since 2017; former Director, Northern Empire Resources Corp., 2015 – 2018; former Director, Kirkland Lake Gold Ltd., 2013 – 2016. All of the foregoing companies are mineral exploration and development companies or mineral production companies.	May 11, 2021	93,023(6) (0.06%)

Notes:

(1)	Mr. Kettell is the principal securityholder of Palisades Goldcorp Ltd., which directly holds the 46,566,425 Common Shares of the Company (or 30.50% of the issued and outstanding Common Shares) as at July 14, 2021. As at July 14, 2021, Mr. Kettell also holds 4,541,000 Options, entitling him to acquire an additional 4,541,000 Common Shares.
(2)	As at July 14, 2021, Mr. Roberts also holds 3,436,000 Options, entitling him to acquire an additional 3,436,000 Common Shares.
(3)	As at July 14, 2021, Mr. Laviolette also holds 3,011,000 Options, entitling him to acquire an additional 3,011,000 Common Shares.
(4)	As at July 14, 2021, Mr. Matheson also holds 635,000 Options, entitling him to acquire an additional 635,000 Common Shares.
(5)	As at July 14, 2021, Dr. Quinton Hennigh also held 585,000 Options, entitling him to acquire an additional 585,000 Common Shares.
(6)	As at July 14, 2021, Mr. Hurst also holds 200,000 Options, entitling him to acquire an additional 200,000 Common Shares, subject to shareholder approval.
(7)	Member of the Audit Committee. Mr. Hurst is the Chairman of this committee.

11.2	Directors’ Terms of Office

The term of office for each director of New Found expires at the next annual general meeting of shareholders of the Company.

The members of Board committees are appointed by the Board of Directors as soon as possible following each annual general meeting of shareholders of the Company.

The officers of New Found are appointed by the Board of Directors and hold office for such period and on such terms as the Board of Directors may determine.

11.3	Committees of the Board of Directors

The committees of the Board of Directors of New Found and the directors serving on each of the committees are described below:

11.4	Audit Committee

11.4.1	Overview

The Company has formed an Audit Committee comprised of Douglas Hurst (Chair), Dr. Quinton Hennigh and Denis Laviolette, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Hurst and Dr. Hennigh are considered “independent” and Mr. Laviolette, as President of the Company, is not considered “independent”, pursuant to NI 52-110.

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

The full text of the Audit Committee Charter is attached to this AIF as Schedule “A”.

11.4.2	Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Douglas Hurst

Mr. Hurst has over 30 years of experience in the mining and natural resource industries having acted as geologist, consultant, mining analyst, senior executive and board member. Mr. Hurst was previously a mining analyst with McDermid St. Lawrence Securities Ltd. and Sprott Securities Inc. and a contract analyst to Pacific International Securities Inc. and Octagon Capital Corporation. He was a founding executive of International Royalty Corporation, which was purchased by Royal Gold, Inc. for $700 million. Recently, Mr. Hurst was one of the founders of Newmarket Gold Inc., which was purchased for approximately $1 billion by Kirkland Lake Gold Ltd in November 2016. Mr. Hurst holds a Bachelor of Science in Geology from McMaster University (1986). Based on his experience, Mr. Hurst has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Dr. Quinton Hennigh

Dr. Quinton Hennigh is an economic geologist with more than 25 years of exploration experience with major gold mining firms. Dr. Hennigh has various experience with budgeting, economic assessments, and financial reporting through roles at various publicly traded companies. Dr. Hennigh is familiar with managing junior mining companies, including financing and compliance with reporting requirements. Based on his experience, Dr. Hennigh has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Denis Laviolette

Mr. Laviolette is an intermediate level mining and exploration professional with approximately 10 years of experience in exploration, advanced mine operations, start-up mine management, QA/QC, grass roots exploration, financing and acquisitions, working in Northern Ontario (Timmins, Kirkland Lake and Red Lake), Norway and Ghana. Mr. Laviolette received his B.Sc., Earth Science (Geology) from Brock University, in St. Catharines, Ontario. He is currently employed as Vice President for Palisade Global Investments. His responsibilities at Palisade Global Investments include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing and summarizing technical reports on resources, feasibility and corporate financial statements.

11.4.3	Pre-Approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to perform any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting.

11.4.4	Reliance on Certain Exemptions

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, pursuant to which the Company is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

11.4.5	External Auditor Service Fees by Category

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) were as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(1)		Tax Fees(2)		All Other Fees(3)
December 31, 2020	$170,000		$42,800	$	Nil	$	Nil
December 31, 2019	$15,000	$	Nil	$	Nil	$	Nil

Notes:

(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit, and not included under Audit Fees.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

On October 9, 2020, New Found appointed Deloitte LLP as the auditor of the Company. At the request of the Company, DNTW Toronto LLP resigned as the auditor of the Company. There were no reservations in DNTW Toronto LLP’s audit reports for the fiscal year ended December 31, 2019 and there are no reportable events, as such term is defined in National Instrument 51-102, between New Found and DNTW Toronto LLP. New Found filed the required reporting package in accordance with National Instrument 51-102 on October 14, 2020.

On October 28, 2020, New Found appointed Crowe MacKay LLP as the auditor of the Company. At the request of the Company, Deloitte LLP resigned as the auditor of the Company. There were no reportable events, as such term is defined in National Instrument 51-102, between New Found and Deloitte LLP. New Found filed the required reporting package in accordance with National Instrument 51-102 on November 10, 2020.

11.5	Nominating and Corporate Governance Committee

The Company has formed a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) comprised of Craig Roberts (Chair), Collin Kettell and Douglas Hurst. Mr. Hurst is considered “independent” and Craig Roberts, as Chief Executive Officer, and Collin Kettell, as Executive Chairman, are not considered “independent”, pursuant to NI 52-110. In consultation with the Board, the Nominating and Corporate Governance Committee identifies and recommends to the Board potential nominees for election or re-election to the Board as well as individual directors to serve as members and chairs of each committee. The Nominating and Corporate Governance Committee establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the Nominating and Corporate Governance Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company.

11.6	Compensation Committee

The Company has formed a Compensation Committee comprised of Collin Kettell (Chair), Douglas Hurst and Craig Roberts. Douglas Hurst is considered “independent” and Collin Kettell, as Executive Chairman, and Craig Roberts, as Chief Executive Officer, are not considered “independent”, pursuant to NI 52-110.

Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

The charter of the Compensation Committee provides that it is responsible for, among other things, the following matters:

• reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation; and

• reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to the CEO, other executive officers and directors, the Compensation Committee will when appropriate review the Company’s compensation philosophy, policies, plans and guidelines and recommend any changes to the Board.

11.7	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the Company’s directors or executive officers is, as of the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

11.8	Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential material conflicts of interest between the Company and any of its directors or officers as of the date hereof. However, certain of the Company’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on the Company’s behalf. See also “Risk Factors – Conflicts of Interest”.

Pursuant to the BCBCA, directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

12	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than described below, to the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is the subject matter of, or was the subject matter of, since the beginning of the financial year ended December 31, 2020, and no such proceedings or actions are known by the Company to be contemplated.

On March 10, 2020, ThreeD Capital Inc (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Claimants”) filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades Goldcorp Ltd. (“Palisades”) and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Claimants are challenging the validity of the sale of 17,500,000 Common Shares by the Claimants to Palisades Goldcorp. Ltd. on November 20, 2019.

On November 15, 2019, ThreeD and 131 each entered into share purchase agreements with Palisades (the “Share Purchase Agreements”) under which Palisades agreed to purchase the 13,500,000 Common Shares owned by ThreeD and the 4,000,000 Common Shares owned by 131 for $0.08 per Common Share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its Common Shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Claimants.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The action has now progressed through the production of documents and oral examinations for discovery stages.

On July 12, 2021, the Plaintiffs asked the Company to consent to amendments to the statement of claim under which the plaintiffs broaden their claims to include direct claims of oppressive conduct on the Company’s part, and to increase the damages sought against all of the parties, including the Company, to $229,000,000. The Company is currently considering whether to agree to the amendments. The Company continues to deny any and all liability to the Plaintiffs.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, since its incorporation.

13	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, to the knowledge of the Company, no director or executive officer, or person or company that beneficially owns, or controls and directs, directly or indirectly, more than 10 percent of the any class or series of the voting securities of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company.

Certain directors and/or executive officers have been granted stock options of the Company, and has received consulting fees for services provided to New Found.

14	TRANSFER AGENT AND REGISTRAR

New Found’s transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

15	MATERIAL CONTRACTS

Except for material contracts entered into in the ordinary course of business, set out below are material contracts to which New Found or any of its subsidiaries are a party to or entered into for the fiscal period ended December 31, 2020 or the date of this AIF:

(1)	the Agency Agreement between New Found and Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Desjardins Securities Inc., dated July 31, 2020 (the “Agency Agreement”); and

(2)	the Stock Option Plan.

The Agency Agreement

The Company entered into the Agency Agreement on July 31, 2020 in connection with its initial public offering in Canada and listing on the TSXV. On August 11, 2020, New Found completed its initial public offering of an aggregate of 21,000,000 Common Shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, the Agents exercised their overallotment option in full to offer and sell an additional 3,150,000 Common Shares for gross proceeds of $4,095,000. New Found paid agents’ fees of $1,793,700 in cash and issued 1,379,768 agents’ warrants exercisable into Common Shares at $1.30 for 12 months from the date of issue in connection with the initial public offering.

The Stock Option Plan

See “Description of Capital Structure – Options” for a summary of the key terms of the Stock Option Plan.

Outside of the above, New Found is not aware of any material contracts of the Company that were entered into (a) within the last financial year and up to the date of this AIF, or (b) before the last financial year but still in effect, and that is required to be filed under Part 12 of NI 51-102 or that would be required to be filed under 51-102 but for the fact that it was previously filed.

16	INTERESTS OF EXPERTS

Information of a scientific or technical nature in respect of the Queensway Project is included in this AIF based upon the Technical Report, with an effective date of May 27, 2021, prepared by René Sterk, M.Sc., MAIG (RPGeo) FAusIMM CP(Geo) MSEG of RSC Consulting Limited and Stefan Kruse, PhD., P.Geo., (APEGNB, PEGNL, EGBC) of Terrane Geoscience Inc. who are each an independent Qualified Person under NI 43-101.

To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and their firms do not beneficially own, directly or indirectly, any Common Shares.

Crowe MacKay LLP, the auditor of the Company’s audited financial statements for the years ended December 31, 2020 and 2019, has advised the Company that it is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

17	ADDITIONAL INFORMATION

Additional information relating to New Found may be found on New Found’s website https://newfoundgold.ca/ or under New Found’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of New Found’s securities and securities authorized for issuance under equity compensation plans, is contained in New Found’s Final Long Form Prospectus dated July 31, 2020. Additional financial information in relation to New Found is provided in the Company’s audited financial statements and management’s discussion and analysis for the years ended December 31, 2020 and 2019.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF NEW FOUND GOLD CORP.

1.	ROLE AND OBJECTIVE

The Audit Committee (the “Committee”) is appointed by and reports to the Board of Directors (the “Board”) of New Found Gold Corp. (the “Corporation”). The Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation.

The Committee and its membership shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory and listing requirements, including, without limitation, those of any stock exchange on which the Corporation’s shares are listed, the Business Corporations Act (British Columbia) (the “Act”), and all applicable securities regulatory authorities.

2.	COMPOSITION

●	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.

●	At least two members of the Committee shall be “independent” and each Committee member shall be financially literate (as such terms are defined under applicable securities laws and exchange requirements for audit committee purposes). Each member of the Committee shall be able to read and understand the Corporation’s financial statements, including the Corporation’s statement of financial position, income statement and cash flow statement and any other applicable statements or notes to the financial statements.

●	Members of the Committee shall be appointed at a meeting of the Board, typically held following the annual shareholders’ meeting. Each member shall serve until his/her successor is appointed unless he/she shall resign or be removed by the Board or he/she shall otherwise cease to be a director of the Corporation. Any member may be removed or replaced at any time by the Board.

●	Where a vacancy occurs at any time in the membership of the Committee, it may be filled by a vote of a majority of the Board.

●	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be an independent director (as described above).

●	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

●	The Chair of the Committee presiding at any meeting shall not have a casting vote.

●	The Committee shall appoint a secretary (the “Secretary”) who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee. This role is normally filled by the Secretary of the Corporation.

3.	MEETINGS

●	The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements, provided that meetings of the Committee shall be convened whenever requested by the auditor that is appointed by the shareholders (the “Independent Auditor”) or any member of the Committee in accordance with the Act.

●	Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee, when possible at least 48 hours prior to the time fixed for such meeting.

●	A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

●	Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

●	A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

●	If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

●	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains on the Committee.

●	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made at a meeting duly called and held.

●	The CEO and CFO are expected to be available to attend meetings when requested, but a portion of every meeting will be reserved for in camera discussion without the CEO or CFO, or any other member of management, being present.

●	The Committee may by specific invitation have other resource persons in attendance such officers, directors and employees of the Corporation and its subsidiaries, and other persons, including the Independent Auditor, as it may see fit, from time to time, to attend at meetings of the Committee.

●	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

●	The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

●	Minutes of Committee meetings shall be sent to all Committee members.

●	The Chair of the Committee shall report periodically the Committee’s findings and recommendations to the Board.

4.	RESOURCES AND AUTHORITY

●	The Committee shall have access to such officers and employees of the Corporation and its subsidiaries and to such information with respect to the Corporation and its subsidiaries as it considers being necessary or advisable in order to perform its duties and responsibilities.

●	The Committee shall have the authority to engage and obtain advice and assistance from internal or external legal, accounting or other advisors and resources, as it deems advisable, at the expense of the Corporation.

●	The Committee shall have the authority to communicate directly with the Independent Auditor.

5.	RESPONSIBILITIES

(a)	Chair

To carry out its oversight responsibilities, the Chair of the Committee shall undertake the following:

●	provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

●	chair meetings of the Committee, unless not present (including in camera sessions), and report to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

●	ensure that the Committee meets on a regular basis and at least four times per year;

●	in consultation with the Committee members, establish a calendar for holding meetings of the Committee;

●	ensure that Committee materials are available to any director on request;

●	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole;

●	foster ethical and responsible decision making by the Committee and its individual members;

●	encourage Committee members to ask questions and express viewpoints during meetings;

●	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the Committee from time to time;

●	ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently;

●	attend each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and

●	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

(b)	The Committee

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditor as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee is hereby delegated the duties and powers specified in Section 225 of the Act and, without limiting these duties and powers, the Committee will carry out the following responsibilities:

Financial Accounting and Reporting Process and Internal Controls

●	review the annual audited financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditor as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

●	assess the integrity of internal controls and financial reporting procedures and ensure implementation of appropriate controls and procedures.

●	review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, and press releases and any other public disclosure documents containing financial disclosure before the Corporation publicly discloses this information.

●	be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of these procedures.

●	meet no less frequently than annually with the Independent Auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee deems appropriate.

●	inquire of management and the Independent Auditor about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

●	review the post-audit or management letter containing the recommendations of the Independent Auditor and management’s response and subsequent follow-up to any identified weaknesses.

●	oversee the Corporation’s plans to adopt changes to accounting standards and related disclosure obligations.

●	in consultation with the Corporate Governance and Nominating Committee, ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting and overseeing a corporate code of ethics for senior financial personnel.

●	establish procedures for:

●	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

●	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

●	provide oversight to related party transactions entered into by the Corporation.

Independent Auditor

●	recommend to the Board for approval by shareholders, the selection, appointment and compensation of the Independent Auditor;

●	be directly responsible for oversight of the Independent Auditor and the Independent Auditor shall report directly to the Committee.

●	with reference to the procedures outlined separately in “Procedures for Approval of Non-Audit Services” (attached hereto as Appendix ‘A’), pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditor.

●	review the Independent Auditor’s audit plan, including scope, procedures, timing and staffing of the audit.

●	review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports.

●	review fees paid by the Corporation to the Independent Auditor and other professionals in respect of audit and non-audit services on an annual basis.

Other Responsibilities

●	perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate;

●	institute and oversee special investigations, as needed; and

●	review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

Appendix A

Policy for Approval of Non-Audit Services

1.	In the event that New Found Gold Corp. (the “Corporation”) or a subsidiary of the Corporation wishes to retain the services of the Corporation’s Independent Auditor for services other than the annual audit (e.g. tax compliance, tax advice or tax planning, to meet the requirements of a regulatory filing or due diligence, to receive advice on various matters, etc.), the Chief Financial Officer of the Corporation shall consult with the Audit Committee of the Board of Directors (the “Committee”), who shall have the authority to approve or disapprove such non-audit services. The Chair of the Committee has the authority to approve or disapprove such non-audit services on behalf of the Committee, and shall advise Committee of such pre-approvals no later than the time of the next meeting of the Committee following such pre-approval having been given.

2.	The Committee, or the Chair of the Committee, as appropriate, shall confer with the Independent Auditor regarding the nature of the services to be provided and shall not approve any services that would be considered to impair the independence of the Independent Auditor. For greater clarity, the following is a non-exhaustive list of the categories of non-audit services that would be considered to impair the independence of the Independent Auditor:

(a)	bookkeeping or other services related to or requiring management decisions in connection with the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee any services pre-approved since the last report, at each meeting and no less frequently than on a quarterly basis.

4.	In accordance with the requirements set forth under the “Exemption for minimal non-audit services” provided by Section 2.3(4) of National Instrument 52-110 — Audit Committees, whereby the Independent Auditor has commenced a service and:

(a)	the Corporation or the subsidiary entity of the Corporation, as the case may be, and the Independent Auditor did not recognize the services as non-audit services at the time of the engagement;

(b)	once recognized as non-audit services, the services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit; and

(c)	the aggregate fees for the non-audit services not previously approved are immaterial in comparison to the aggregate fees paid by the Corporation to the Corporation’s Independent Auditor during the financial year in which the services are provided, such services shall be exempted from the requirements for pre-approval of non-audit services set out in this Policy.